As filed with the Securities and Exchange Commission on November 1, 2006

                                                         SEC File No. 333-123302
================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      _____________________________________


                         POST-EFFECTIVE AMENDMENT NO. 2
                                   FORM SB-2/A

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                      _____________________________________

                            PACIFIC BIOMETRICS, INC.
                  NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER

     STATE OF DELAWARE                  8731                    93-1211114
  STATE OR JURISDICTION OF    PRIMARY STANDARD INDUSTRIAL     I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION  CLASSIFICATION CODE NUMBER  IDENTIFICATION NUMBER


    220 WEST HARRISON STREET       RONALD R. HELM, CHIEF EXECUTIVE OFFICER
    SEATTLE, WASHINGTON 98119             PACIFIC BIOMETRICS, INC.
         (206) 298-0068                   220 WEST HARRISON STREET
 ADDRESS AND TELEPHONE NUMBER OF          SEATTLE, WASHINGTON 98119
   PRINCIPAL EXECUTIVE OFFICES                  (206) 298-0068
                                     NAME, ADDRESS AND TELEPHONE NUMBER OF
                               PRINCIPAL PLACE OF BUSINESS AND AGENT FOR SERVICE

          Copies of all communications to the foregoing to be sent to:
                               TIMOTHY M. WOODLAND
                          CAIRNCROSS & HEMPELMANN, P.S.
                          524 SECOND AVENUE, SUITE 500
                            SEATTLE, WASHINGTON 98104
                                 (206) 587-0700

                Approximate date of proposed sale to the public:
   AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ............. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ............ [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ............ [_]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ............ [_]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box: ............ [_]

THE COMPANY HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE COMPANY SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

                                EXPLANATORY NOTE

Pursuant to Rule 429 under the Securities Act, the prospectus included in this Post-Effective Amendment No. 2 updates and replaces the prospectus included in this registration statement and three prior registration statements, all as follows:

     o prior Registration Statement on Form SB-2 (File No. 333-113822), which was originally filed on March 22, 2004, and declared effective on September 28, 2004;
     o prior Registration Statement on Form SB-2 (File No. 333-116968), which was originally filed on June 29, 2004, and declared effective on September 28, 2004;
     o this Registration Statement on Form SB-2 (File No. 333-123302), which was originally filed on March 14, 2005, and declared effective on April 1, 2005; and
     o prior Registration Statement on Form SB-2 (File No. 333-133084), which was originally filed on April 7, 2006, and declared effective on April 21, 2006.

In addition, this Post-Effective Amendment No. 2 to this Registration Statement also constitutes Post-Effective Amendment No. 2 with respect to the prior Registration Statement Nos. 333-113822 and 333-116968 and Post-Effective Amendment No. 1 with respect to Registration Statement No. 333-133084.

Accordingly, this Post-Effective Amendment No. 2 relates to our prior registrations for a total of 24,334,266 shares of common stock, as follows:

     o 10,375,843 shares that are issued and outstanding held by the selling security holders (of which 6,889,020 shares have been sold, leaving 3,486,823 shares available for sale by the selling security holders);

     o 5,338,248 shares issuable upon conversion of outstanding secured convertible notes held by Laurus Master Fund Ltd. (of which 670,000 shares have been issued upon conversion and sold, leaving 4,668,248 shares available for future issuance and sale by the selling security holders);

     o 1,911,952 shares issuable upon exercise of warrants held by the selling security holders (of which warrants for 3,366 shares have expired by their terms, leaving 1,908,586 shares available for future issuance and sale by the selling security holders);

     o 3,185,231 shares that are issued and outstanding, held by the selling security holders who purchased in our private placement of common stock and warrants in March and April 2006 (of which 524,981 shares have been sold, leaving 2,660,250 shares available for sale by the selling security holders);

     o 1,180,754 shares issuable upon exercise of warrants held by the selling security holders who purchased in our private placement of common stock and warrants in March and April 2006, at an exercise price of $1.60 per share (none of which have been exercised, leaving 1,180,754 shares available for future issuance and sale by the selling security holders);

     o 1,791,907 shares issued upon exchange of our prior outstanding Series A preferred stock (none of which have been sold, leaving 1,791,907 shares available for sale by the selling security holders); and

     o 33,666 shares issued upon conversion of our prior outstanding Series B preferred stock (all of which have been sold, leaving no shares available for sale).

PROSPECTUS


                                15,696,568 SHARES


                            PACIFIC BIOMETRICS, INC.

                                  COMMON STOCK


                                 ---------------

Selling security holders of Pacific Biometrics, Inc. are offering for sale up to 15,696,568 shares of our common stock.

The prices at which the selling security holders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any proceeds from the sale of shares offered by the selling security holders. However, to the extent the selling security holders exercise any stock purchase warrants for cash, we will receive proceeds from such exercises.

The shares of common stock offered will be sold as described under the heading "Plan of Distribution," beginning on page 19.

Our common stock is quoted on the Over-the-Counter Bulletin Board under the symbol "PBME." On October 31, 2006, the last reported sale price of our common stock on the OTC Bulletin Board was $1.12 per share.

                                 ---------------

THE COMMON STOCK OFFERED INVOLVES A HIGH DEGREE OF RISK. WE REFER YOU TO "RISK FACTORS," BEGINNING ON PAGE 3.

                                 ---------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 ---------------


              The date of this prospectus is ________________, 2006

                               PROSPECTUS SUMMARY

You should read this summary together with the more detailed information contained in this prospectus, including our financial statements and related notes. You should rely only on the information contained in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities.

ABOUT THIS OFFERING

We are registering shares of our common stock for resale by the selling security holders. These shares include shares that are currently outstanding, as well as shares that are issuable upon conversion of currently outstanding preferred stock and shares that are issuable upon the exercise of warrants. The selling security holders purchased the common shares, preferred shares and warrants in private placement transactions or received them as compensation.

The selling security holders and the specific number of shares that they each may resell through this prospectus are listed beginning on page 14. The 15,696,568 shares offered for resale pursuant to this prospectus include the following:

     o 7,938,980 shares that are currently issued and outstanding held by the selling security holders;
     o 4,668,248 shares issuable upon conversion of outstanding secured convertible notes held by Laurus Master Fund Ltd. ("Laurus") (see "BUSINESS - Laurus Debt Investments" below); and
     o 3,089,340 shares issuable upon exercise of warrants held by the selling security holders.

This prospectus may only be used where it is legal to offer and sell the shares covered by this prospectus. We have not taken any action to register or obtain permission for this offering or the distribution of this prospectus in any country other than the United States.

The number of shares outstanding before and after this offering are set forth below:

     o    common stock outstanding before the offering      18,336,884 shares
     o    common stock outstanding after the offering       26,094,472 shares

The number set forth above for the shares of our common stock outstanding before this offering is the number of shares outstanding as of October 20, 2006. The number of shares of common stock outstanding after this offering is based on the number of shares outstanding before the offering, and assumes (a) the issuance of an estimated maximum of 4,668,248 shares of common stock upon conversion of the notes held by Laurus (including conversion of interest payments thereon) and
(b) the issuance of 3,089,340 shares of common stock upon the exercise of the warrants held by the selling security holders.

ABOUT OUR COMPANY

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis).

Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI, WA"). Our executive offices are located at 220 West Harrison Street, Seattle, Washington 98119, and our telephone number is (206) 298-0068. We also maintain a web site at www.pacbio.com. Information accessed on or through our web site does not constitute a part of this prospectus.

                                  RISK FACTORS

THIS OFFERING AND OUR BUSINESS INVOLVE A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE DECIDING WHETHER TO INVEST IN OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS OCCUR, OUR BUSINESS, PROSPECTS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT. ADDITIONAL RISKS AND UNCERTAINTIES NOT CURRENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS OPERATIONS AND ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

RISKS RELATING TO OUR COMPANY AND OUR BUSINESS

         DURING EACH OF OUR PAST FISCAL YEARS, WE HAVE DEPENDED ON ONE OR TWO CLIENTS FOR A SIGNIFICANT PORTION OF OUR REVENUE. ANY DECREASE IN REVENUE FROM THESE CLIENTS COULD MATERIALLY ADVERSELY AFFECT US.

         Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. During the fiscal year ended June 30, 2006, our top two clients represented 50% of our revenue as compared to 40% during the fiscal year ended June 30, 2005. Our largest client in fiscal 2006 individually accounted for approximately 36% and 23% of our total revenue in fiscal 2006 and 2005, respectively, while our largest client in fiscal 2005 accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our five largest clients represented approximately 74% and 67% of total revenue in fiscal 2006 and 2005, respectively. See "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" and see "BUSINESS - Clients/Marketing" below. Because our revenue has been concentrated in one or two large clients, we can be materially adversely impacted by decreases in work generated from these clients, including any delays in undertaking clinical studies or submitting samples for testing services, any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders.

         We have expanded our business development efforts and have continued to submit bids and proposals to these and other companies for our services, to increase our revenue and to diversify our client base. Although we believe that we have good relations with all of our large clients and other companies in the industry, and we expect to receive additional work orders in the future, we cannot predict the timing or amount of any such additional work or whether we will be successful in further diversifying our client base. If we are unsuccessful in our sales and business development efforts with our existing clients and potential clients, our revenue for the fiscal year ending June 30, 2007 may be less than our revenue for the fiscal year ended June 30, 2006. In addition, unless we are able to attract additional clients for medium to large studies, we will continue to be dependent on one or two large clients for a substantial majority of our revenue.

         OUR ABILITY TO ATTRACT AND RETAIN CLIENTS DEPENDS IN LARGE PART ON OUR REPUTATION. IF OUR REPUTATION IS HARMED, OUR REVENUE, BUSINESS DEVELOPMENT, GROWTH AND OPERATING RESULTS MAY SUFFER.

         We compete with other specialty laboratories and central laboratories in large part on the basis of our reputation for providing quality results in a timely manner. Accordingly, timely, effective and quality service is essential to establishing and maintaining our reputation, as well as to generating clients and revenue. Our reputation may suffer damage, whether from actions outside or within our control. If our reputation is harmed, our revenue, business development, growth and operating results may suffer.

         IF WE DO NOT GAIN NEW CLIENTS AND NEW PROJECTS FROM OUR BUSINESS DEVELOPMENT EFFORTS, OUR GROWTH MAY BE LIMITED, SALES OF OUR SERVICES MAY DECREASE AND OUR OPERATING RESULTS MAY SUFFER.

         We generally do not have long-term contracts with clients for our services. In addition, any project we undertake may generally be terminated at any time by the client on short notice. As a result, it is difficult for us to forecast future sales, and our future revenue depends on our ability to generate new clients and new projects. During fiscal 2007, we are planning on making additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding. Our business development efforts are substantially dependent on our ability to effectively manage our time, personnel and resources. In particular, our Chief Science Officer and Chief Medical Officer are often heavily involved in the marketing and business development process, and time that they spend in this area detracts from their available time for laboratory and development work. Our success in business development depends in part on our reputation in the industry and client perceptions (including as to our laboratory capacity and financial health), and also to a degree on personal relationships between us and the client. With the significant consolidation in the pharmaceutical industry, it is often a long and complex process in finding and meeting with the right person within the client company. We also understand that some companies in the pharmaceutical industry have "preferred vendor" lists, such that a vendor cannot participate in requests for proposal or contract with the company unless the vendor is pre-approved on the list. We are attempting to expand our efforts in this area. If a client or prospective client has negative perceptions about our capabilities, our laboratory capacity or our financial health, this may affect our ability to develop new clients or projects. If our business development efforts are not successful, our revenue and cash flow may decrease and our operating results may suffer.

         WE MAY BEAR FINANCIAL LOSSES BECAUSE MOST OF OUR CONTRACTS ARE OF A FIXED PRICE NATURE AND MAY BE DELAYED, TERMINATED OR REDUCED IN SCOPE FOR REASONS BEYOND OUR CONTROL.

         Many of our contracts provide for services on a fixed price or fee-for-service with a cap basis and they may be terminated, delayed or reduced in scope by the other party either immediately or upon notice. See "BUSINESS - Contractual Arrangements" below. Contract termination, delay or reduction in scope may occur for a variety of reasons, most of which are beyond our control, including:

     o    the failure of the client's products to satisfy safety requirements;
     o    unexpected or undesired results of the client's products;
     o    insufficient patient enrollment by the client;
     o    insufficient investigator recruitment by the client;
     o the client's decision to terminate the development of a product or to end a particular study; and
     o    our failure to perform properly our duties under the contract.

         Because we primarily receive revenue on the basis of the number of clinical samples we test and process, the loss, reduction in scope or delay of a large contract or the loss or delay of multiple contracts could materially adversely affect our business, results of operations, financial condition and cash flows. Our contracts typically entitle us to receive payment for fees earned by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

         WE MAY BEAR FINANCIAL RISK IF WE UNDERPRICE OUR CONTRACTS OR OVERRUN COST ESTIMATES.

         Since our contracts are often structured as fixed price or fee-for-service with a cap, we bear the financial risk if we initially under price our contracts or otherwise overrun our cost estimates. Such under pricing or significant cost overruns could have a material adverse effect on our business, results of operations, financial condition and cash flows.

         OUR ABILITY TO PROTECT OUR INTELLECTUAL PROPERTY IS ESSENTIAL TO THE GROWTH AND DEVELOPMENT OF OUR PRODUCTS AND SERVICES.

         We rely, in part, on patents, trade secrets and know-how to develop and maintain our competitive position and technological advantage on our existing intellectual property and any future intellectual property we develop. See "BUSINESS - Technologies and Products" below. We protect our intellectual property through a combination of license agreements, trademark, service mark, copyright, trade secret laws and other methods of restricting disclosure and transferring title. We have and intend to continue entering into confidentiality agreements with our employees, consultants and vendors; entering into license agreements with third parties; and generally seeking to control access to and distribution of our intellectual property.

RISKS RELATING TO OUR INDUSTRY

         FAILURE TO KEEP PACE WITH CHANGES IN THE MARKETPLACE MAY CAUSE US TO LOSE MARKET SHARE AND OUR REVENUE MAY DECREASE.

         The market for specialty reference and central laboratory services is subject to rapid technological change and innovation. In particular, laboratories are regularly developing new assays to incorporate into clinical testing and have to maintain up-to-date laboratory equipment to stay competitive. In developing and enhancing our services, we have made, and will continue to make, assumptions about which features, standards and performance criteria will be attractive to, or demanded by, our clients. If we implement features, standards and performance criteria that are different from those required by our clients or if our competitors introduce products and systems that better address these needs, market acceptance of our offerings may suffer or may become obsolete. In that event, our market share and revenue would likely decrease. In addition, clients are requiring that laboratories maintain secure and sophisticated information technology systems, as a means for storing data and facilitating communication between the laboratory and the client. Although we continue to expend efforts and resources in these areas, we may not be successful in keeping up with client needs or expectations. In addition, if a client or prospective client has negative perceptions about our abilities based on our financial strength, this may affect our ability to develop new clients or projects. Many of our competitors have greater resources than we do. We are also exploring additional financing to be used to continue to update our laboratory service capability. If we are unsuccessful in raising funds as and when needed, we may, or it may be perceived, that we are less efficient and less economical than our competitors and we may lose business to our competitors. If this occurs, it would have a material adverse effect on our revenue and financial performance.

         WE MAY NOT BE ABLE TO SUCCESSFULLY DEVELOP AND MARKET NEW SERVICES.

         We may seek to develop and market new services that complement or expand our existing business. If we are unable to develop new services and or create demand for those newly developed services, our future business, results of operations, financial condition and cash flows could be adversely affected.

         WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND WE MAY LOSE OR FAIL TO ATTRACT CLIENTS FOR OUR SERVICES TO OUR COMPETITORS.

         Competitors in the specialty reference and central laboratory industry range from small, limited-service providers to full service global contract research organizations. Our main competition consists of in-house departments of pharmaceutical companies, full-service contract research organizations, and, to a lesser degree, universities. See "BUSINESS - Competition" below. We compete on a variety of factors, including

     o    technological expertise and efficient drug development processes,
     o    reputation for on-time quality performance,
     o    price,
     o    expertise and experience in specific areas,
     o    strengths in various geographic markets and global reach,
     o ability to manage large-scale clinical trials both domestically and internationally,
     o    scope of service offerings,
     o ability to acquire, process, analyze and report data in a time-saving and accurate manner, and
     o    expertise and experience in health economics and outcomes services.

         Many of our competitors have greater resources than we do, have global operations and greater name recognition. If we experience significant competition which is based on factors which we do not have in our business, such as global management of projects or size, our business could be materially adversely affected. Although we have entered into a joint marketing arrangement with Quintiles in an attempt to improve our competitive position, in fiscal 2006, we did not realize significant financial benefit from this relationship and this arrangement may not be successful in generating revenue for us or improving our competitive position.

         DURING FISCAL 2006, WE HAVE EXPERIENCED A SIGNIFICANT INCREASE IN REVENUE. IN FISCAL 2005 WE EXPERIENCED A SIGNIFICANT DECREASE IN REVENUE FROM PRIOR YEARS. OUR REVENUE IS UNPREDICTABLE AND VARIES SIGNIFICANTLY FROM QUARTER TO QUARTER AND YEAR TO YEAR.

         We have experienced significant quarterly fluctuations in revenue during fiscal 2006 and fiscal 2005. For fiscal 2006 compared to fiscal 2005, our revenue increased 233% to approximately $10,750,000 from approximately $3,230,000, and we incurred a net loss for both fiscal 2006 and fiscal 2005. The impact of quarterly fluctuations is clearly observed in the first fiscal quarter of 2006 where revenue increased 322% compared to the comparable period in fiscal 2005. While, for the last nine months of fiscal 2006, our revenue was 219% higher than for the comparable period of fiscal 2005. The following table shows the significant swings in our quarterly revenue for each quarter in the current fiscal year and the past two fiscal years:

     (DOLLARS IN THOUSANDS,                   FISCAL YEAR
     ROUNDED TO NEAREST THOUSAND)     2004       2005       2006

     Q1, ended September 30 ....     $2,300     $  434     $1,834
     Q2, ended December 31 .....        542      1,009      3,113
     Q3, ended March 31 ........        548      1,048      3,110
     Q4, ended June 30 .........      1,411        739      2,693

         Our revenue depends in large part on receiving new clinical or diagnostic studies from our clients, and we cannot predict the timing or amount of revenue we may recognize from quarter to quarter. During fiscal 2007, we are planning to make additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding. These efforts may not be successful in generating additional revenue.

         WE HAVE HISTORICALLY HAD WORKING CAPITAL DEFICITS. IF OUR REVENUE DOES NOT INCREASE, OUR LOSSES, CASH AND WORKING CAPITAL POSITION MAY WORSEN.

         Although we have recently received gross proceeds of approximately $4,300,000 in a private placement of our common stock and warrants in March and April 2006, we have had cash flow shortages and deficiencies in working capital in previous fiscal years. At June 30, 2006, we had approximately $5,498,000 in cash and a positive working capital position of approximately $4,375,000; we also had significant amounts of debt, including a secured convertible note and notes payable of $1,991,000 and other liabilities of $2,124,000 and stockholders' equity of $2,355,000. These amounts include $4,300,000 in gross proceeds ($3,963,000 in net proceeds) we realized from our private placement of common stock and warrants we closed in April 2006. For the last fiscal year ended June 30, 2006 we had an operating income of approximately $1,846,000. For the previous fiscal year ended June 30, 2005 we had an operating loss of $2,159,000. At June 30, 2006, we had an accumulated deficit of approximately $25,919,000.

         Previously, our cash, cash equivalents, and accounts receivable have been used to fund our operating losses and investments in capital expenditures. This use of our cash, cash equivalents, and accounts receivable, has been reduced for the fiscal year ended June 30, 2006, due to increased revenues and gross profits that provided operating income and improved cash flow. However, unless revenue remains at the current level or continues to increase, we will likely experience losses and our cash and working capital positions may be adversely impacted through fiscal 2007. To improve our cash position, we are actively seeking to increase revenue and improve operating income. As noted above, we raised gross proceeds of approximately $4,300,000 in a private placement of our common stock and warrants in March and April 2006. This private placement has improved our cash position and reduced the risk associated with our revenue fluctuations and growth. However, our continuing efforts to improve our cash position, reduce expenses and generate revenue may not be successful.

         Our future capital requirements depend upon many factors, including, but not limited to:

     o the timing and number of clinical trials by clients, the number of samples submitted to us for testing, and the amount of revenue generated from these tests;

     o our ability to enter into and build relationships with new clients, and obtain additional projects from existing clients;
     o capital expenditure requirements, including for research and development efforts, upgrading or replacing laboratory equipment and making investments in information technology;
     o delays or early terminations of clinical testing agreements with clients;
     o    our plans to pursue additional business strategies;
     o our ability to manage our cash flow, including by managing or reducing our expenses, such as insurance and professional fees of our accountants and attorneys associated with being a public company; and
     o    other business and economic factors that may occur from time to time.

         None of these factors can be predicted with certainty. Additionally, if we desire to invest in our laboratory technology or research and development, we may require additional financing.

         OUR ABILITY TO MAKE REQUIRED PAYMENTS OF PRINCIPAL AND INTEREST ON OUR SENIOR SECURED DEBT DEPENDS PRIMARILY ON CASH FLOW FROM OPERATIONS, AVAILABLE CASH BALANCES, FUNDS FROM FINANCING EFFORTS AND EARLY CONVERSION OF THE DEBT, ALL OF WHICH MAY NOT BE SUFFICIENT TO SERVICE THE DEBT.

         In fiscal 2004 and 2005, we closed on two debt financings with Laurus Master Funds Ltd., consisting of $2.5 million effective May 28, 2004 and an additional $1.5 million effective January 31, 2005. See "BUSINESS - Laurus Debt Investments" below. Through June 30, 2006, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,789,800. The original principal amount of $1,500,000 on the 2005 Note remains the same. With these principal conversions, repayments of principal on the 2004 Note are now scheduled to begin in February 2007 at a rate of approximately $41,000 for the first month and approximately $85,000 for each month thereafter. Payments on the 2005 Note of $51,000 per month commenced in August 2006. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations. Our actual required cash payments on the two notes will vary depending on interest rates and whether amounts under the notes are converted into our common stock.

         Our ability to make scheduled monthly payments under the two notes primarily depends on our future performance and working capital, including our ability to increase revenue and cash flows. We currently have other fixed monthly commitments under various notes payable, equipment and facility leases. See "Notes 8 and 9 to Notes to Consolidated Financial Statements" for the fiscal year ended June 30, 2006 included in this prospectus. To a certain extent our ability to increase revenue and control costs are subject to a number of economic, financial, competitive, regulatory and other factors beyond our control.

         However, if our cash flow is insufficient to enable us to service our debt, we may have to utilize the funds raised from our private placement of common stock and warrants, be forced to find alternative sources of financing, or to take further drastic measures, including significantly reducing expenses or scope of operations, seeking to sell the company. Any future alternative sources of debt or equity financing may not be available to us when needed or in amounts required. Although we obtained a new non-revolving line of credit with Franklin Funding in November 2005 for an aggregate amount of up to $500,000 for equipment financing, of which we have borrowed $350,000 as of June 30, 2006 and we raised gross proceeds of approximately $4,300,000 in a private placement of our common stock and warrants in March and April 2006, we do not have available to us another bank line of credit or other general borrowing facility. Alternatively, we may be forced to attempt to negotiate with our debt holders on our payment terms, which may not be successful or may be on terms onerous to us.

         WE GRANTED A BLANKET SECURITY INTEREST IN ALL OF OUR ASSETS TO THE HOLDER OF OUR SECURED CONVERTIBLE DEBT. IF WE ARE UNABLE TO MAKE OUR REQUIRED MONTHLY PAYMENTS ON THE DEBT, OR ANY OTHER EVENT OF DEFAULT OCCURS, IT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS AND OPERATIONS, AND THE DEBT HOLDER MAY FORECLOSE ON OUR ASSETS.

         As part of our two debt financings with Laurus, we granted to Laurus a blanket security interest in all of our assets, including assets of our subsidiaries. See "BUSINESS - Laurus Debt Investments" below. In the event we default in payment on the debt, or any other event of default occurs under the financing documents, 130% of the outstanding principal amount and accrued interest will accelerate and be due and payable in full.

         The cash required to pay such accelerated amounts on the notes following an event of default would most likely come out of our working capital. As we rely on our working capital for our day to day operations, such a default could have a material adverse effect on our business, operating results, or financial condition to such extent that we are forced to restructure, file for bankruptcy, sell assets or cease operations. In addition, upon an event of default, the holders of the secured debt could foreclose on our assets or exercise any other remedies available to them. If our assets were foreclosed upon, or if we were forced to file for bankruptcy or cease operations, stockholders may not receive any proceeds from disposition of our assets and may lose their entire investment in our stock.

         EVEN WITH OUR RECENT PRIVATE PLACEMENT OF COMMON STOCK AND WARRANTS IN MARCH AND APRIL 2006, WE MAY NEED TO RAISE ADDITIONAL CAPITAL TO FUND OPERATIONS IN THE FUTURE. IF OUR FINANCING EFFORTS ARE NOT SUCCESSFUL, WE WILL NEED TO EXPLORE ALTERNATIVES TO CONTINUE OPERATIONS, WHICH MAY INCLUDE A MERGER, ASSET SALE, JOINT VENTURE, LOANS OR EXPENSE REDUCTIONS.

         We have been successful in generating significant revenue increases for the fiscal year ended June 30, 2006; however, our efforts to continue revenue increases and reduce expenses may not be successful. Although we recently received gross proceeds of approximately $4.3 million in a private placement of our common stock and warrants in March and April 2006, if we continue to experience significant quarterly fluctuations in our revenue or if our revenue does not continue to increase, we may need to raise additional capital through equity or debt financing or through the establishment of other funding facilities in order to keep funding operations. On November 3, 2005, we entered into a Loan and Security Agreement with Franklin Funding, Inc., providing for a non-revolving line of credit of up to $500,000 for equipment financing collateralized by the equipment of which we have borrowed $350,000 as of June 30, 2006. These monies are not available to finance our operations. Even with our recent private placement in March and April 2006, in the current market condition, raising capital has been, and may continue to be difficult, and we may not receive sufficient funding. Any future financing that we seek may not be available in amounts or at times when needed, or, even if it is available, may not be on terms acceptable to us. Also, if we raise additional funds by selling equity or equity-based securities, the ownership of our existing stockholders will be diluted.

         We continually evaluate various other alternatives to enable us to fund continuing operations, which may or may not occur, including, but are not limited to, any one or more of the following:

     o engaging a financial advisor to explore strategic alternatives, which may include a merger, asset sale, joint venture or other similar transaction;
     o forming a joint venture with one or more strategic partners to provide additional capital resources to fund operations.

         These potential alternatives may not be open to us, or may only be available on unfavorable terms. If we are unable to obtain sufficient cash either to continue to fund operations or to locate a strategic alternative, we may be forced to seek protection from creditors under the bankruptcy laws or cease operations. Any inability to obtain additional cash as needed could have a material adverse effect on our financial position, results of operations and ability to continue in existence. During fiscal 2007, we are planning to make additional investments in our business development, technology infrastructure, operations and other areas of our business in an effort to become more competitive and to increase our revenue. These efforts will use significant amounts of time, effort and funding.

         THE LOSS OF OUR KEY PERSONNEL, INCLUDING OUR CHIEF SCIENTIFIC OFFICER AND CHIEF MEDICAL OFFICER, COULD ADVERSELY AFFECT OUR BUSINESS.

         Our success depends to a significant extent upon the efforts of our senior management team and other key personnel, and in particular Dr. Elizabeth Leary, our Chief Scientific Officer, and Dr. Mario Ehlers, our Chief Medical Officer. In addition to the services they provide in our laboratory services, Drs. Leary and Ehlers are also important to our business development efforts, both due to their reputations and skills, as well as their contacts and relationships with clients and prospective clients. The loss of the services of such personnel could adversely affect our business. Also, because of the scientific and technical nature of our business, our success is dependent upon our ability to attract and retain technologically qualified personnel. There is substantial competition for qualified personnel, and an inability to recruit or retain qualified personnel may impact our ability to grow our business and compete effectively in our industry.

         OUR OBLIGATIONS UNDER OUR SECURED DEBT TO LAURUS MAY ADVERSELY AFFECT OUR ABILITY TO ENTER INTO POTENTIAL SIGNIFICANT TRANSACTIONS WITH OTHER PARTIES.

         As a result of our debt financings with Laurus in May 2004 and January 2005, we incurred significant repayment obligations, we granted a blanket security interest in our assets, and we agreed to certain restrictive covenants. In particular, for so long as 25% of the original principal is outstanding under either note, we will need Laurus' consent before we can take certain actions, including the following:

     o    pay any dividends;
     o    merge, effect a material reorganization, liquidate or dissolve;
     o    materially change the scope of our business; or
     o create, incur or assume any debt (other than certain trade debt, equipment financings and debt for the purchase of assets in the ordinary course of business).

         Accordingly, unless we obtain Laurus' consent, we may not be able to enter into certain transactions. In addition, in connection with any potential significant transaction (such as a merger, sale of substantially all our assets, joint venture, or similar transaction), it is likely that we would have to pay off the debt obligations to Laurus and have the security interests released. Although we have the right at any time to prepay our secured debt obligations, we can only do so upon payment of 130% of the then principal balance, plus all other amounts owing under the notes. See "BUSINESS - Laurus Debt Investments" below. Based on a total principal balance of $3,290,800 under both notes as of June 30, 2006, prepayment would require a cash payment of approximately $4,277,000, plus accrued interest. These provisions could have the practical effect of increasing the costs of any potential significant transaction, and restrict our ability to enter into any such transaction,

         CHANGES IN GOVERNMENT REGULATIONS COULD DECREASE THE NEED FOR OUR SERVICES.

         Governmental agencies throughout the world, but particularly in the United States, highly regulate the drug development and approval process. See "BUSINESS - Government Regulation" below. Our business involves performing safety and efficacy laboratory testing during clinical trials of new pharmaceutical drugs. Clinical trial laboratory data is used by pharmaceutical and biotechnology companies in the submission process to the FDA for the marketing approval of a new drug. Changes in regulations, such as a relaxation in regulatory requirements or the introduction of simplified drug approval procedures or an increase in regulatory requirements that we have difficulty satisfying, could eliminate or substantially reduce the need for our services. Also, government efforts to contain drug costs and pharmaceutical and biotechnology company profits from new drugs may have an impact on the drug development and approval process, and our clients may spend less, or reduce their growth in spending, on research and development.

         FAILURE TO COMPLY WITH EXISTING GOVERNMENT REGULATIONS COULD RESULT IN A LOSS OF REVENUE OR EARNINGS FROM A PROJECT.

         Any failure on our part to comply with applicable government regulations could result in the termination of on-going research or sales and marketing projects or the disqualification of data for submission to regulatory authorities. For example, if we failed to validate analytical test methods performed on samples collected during and in support of a trial or if we fail to comply with GCP (Good Clinical Practice) regulations, the generated test data could be disqualified. If this were to happen, we could be contractually required to repeat the trial at no further cost to our client, but at substantial cost to us.

         WE DEPEND ON THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

         Our revenue depends greatly on the outsourcing expenditures made by the pharmaceutical and biotechnology industries in research and development. Accordingly, economic factors and industry trends that affect our clients in these industries also affect our business. If companies in these industries were to reduce the number of research and development projects they outsource, our business could be materially adversely affected.

         Our clients in the pharmaceutical and biotechnology industries have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by consolidation, before, during and after a business combination can result in product delays, changes in strategy, and consolidation and/or elimination of research and development efforts. Any of these effects can have a materially adverse affect on us if it results in testing delays, sample volume reductions or termination of tests.

         WE MUST MAINTAIN CERTIFICATIONS FROM OUR CLIENTS IN ORDER TO BE ELIGIBLE TO BID ON PROJECTS.

         Many of our clients require our laboratories to be tested from time to time for certification that we comply with their internal requirements. If we fail to comply, we will probably be terminated from existing contracts and we will not be eligible to bid on that client's future projects. While generally we have been very successful in maintaining certifications and in gaining new certifications, if we fail certification tests, especially for our major clients, our business would be materially adversely affected.

         WE MAY EXPAND OUR BUSINESS THROUGH ACQUISITIONS.

         We may review acquisition opportunities. Factors which could affect our ability to grow successfully through acquisitions include

     o difficulties and expenses in connection with integrating the acquired companies and achieving the expected benefits,
     o    diversion of management's attention from current operations,
     o the possibility that we may be adversely affected by risk factors facing the acquired companies, and
     o acquisitions could be dilutive to earnings, or in the event of acquisitions made through the issuance of our common stock to the stockholders of the acquired company, dilutive to the percentage of ownership of our existing stockholders.

         WE MAY BE AFFECTED BY POTENTIAL HEALTH CARE REFORM.

         In recent years, governments of the United States, Europe and Asia have considered various types of health care reform in order to control growing health care costs. We are unable to predict what legislative proposals will be adopted in the future, if any. Implementation of health care reform legislation that contains costs could limit the profits that can be made from the development of new drugs. This could adversely affect research and development expenditures by pharmaceutical and biotechnology companies which could in turn decrease the business opportunities available to us. In addition, new laws or regulations may create a risk of liability, increase our costs or limit our service offerings.

         SPECIAL REFERENCE AND CENTRAL LABORATORY SERVICES CREATE A RISK OF LIABILITY.

         In contracting to work on drug development trials, we face a range of potential liabilities, including

     o errors or omissions in laboratory data being generated relating to the safety and efficacy of the drug, that could affect the regulatory approval of the drug, and
     o errors and omissions during a trial that may undermine the usefulness of a trial or data from the trial.

         While we maintain what we believe is adequate insurance coverage and obtain contractual indemnifications protecting us against liability arising from our own actions (other than negligence or intentional misconduct), we could be materially and adversely affected if we were required to pay damages or bear the costs of defending any claim which is not covered by a contractual indemnification provision or which is beyond the level of our insurance coverage. Due to the rising costs of insurance, we may not be able to maintain such insurance coverage at levels or on terms acceptable to us.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

         BECAUSE OUR COMMON STOCK IS TRADED ON THE OTC BULLETIN BOARD AND IS CONSIDERED A "PENNY STOCK," OUR STOCKHOLDERS' ABILITY TO SELL SHARES IN THE SECONDARY TRADING MARKET MAY BE LIMITED.

         Our common stock is currently quoted for trading on the OTC Bulletin Board. As a result, the liquidity of our common stock is limited, not only in the number of shares that are bought and sold, but also through delays in the timing of transactions, and the lack of coverage by security analysts and the news media of our company.

         In addition, because our stock is quoted on the OTC Bulletin Board, our common stock is subject to certain rules and regulations relating to "penny stock." A "penny stock" is generally defined as any equity security that has a price less than $5.00 per share and that is not quoted on the NASDAQ Stock Market or a national securities exchange. Being a penny stock generally means that any broker who wants to trade in our shares (other than with established clients and certain institutional investors) must comply with certain "sales practice requirements," including delivery to the prospective purchaser of the penny stock a risk disclosure document describing the penny stock market and the risks associated therewith. In addition, broker-dealers must take certain steps prior to selling a "penny stock," which steps include:

     o    obtaining financial and investment information from the investor;
     o obtaining a written suitability questionnaire and purchase agreement signed by the investor; and
     o providing the investor a written identification of the shares being offered and the quantity of the shares.

         If these penny stock rules are not followed by the broker-dealer, the investor has no obligation to purchase the shares. The application of these comprehensive rules will make it more difficult for broker-dealers to sell our common stock, and as a practical matter, these requirements may mean that brokers are less likely to make recommendations on our shares to its general clients.

         As a result, for as long as our common stock is quoted on the OTC Bulletin Board and subject to these penny stock rules, our stockholders may have difficulty in selling their shares in the secondary trading market. In addition, prices for shares of our common stock may be lower than might otherwise prevail if our common stock were quoted on the NASDAQ Stock Market or traded on a national securities exchange, like The New York Stock Exchange or American Stock Exchange. This lack of liquidity may also make it more difficult for us to raise capital in the future through the sale of equity securities.

         OUR QUARTERLY OPERATING RESULTS MAY VARY, AND THESE FLUCTUATIONS COULD AFFECT THE MARKET PRICE OF OUR STOCK.

         Our operating results may vary significantly from quarter to quarter and are influenced by such factors as:

     o    the commencement, completion or cancellation of large contracts,
     o    the progress of ongoing contracts,
     o seasonality (particularly in the summer months as patient enrollment and participation in clinical testing typically decreases coinciding with summer vacations), and
     o    changes in the mix of our services.

         We believe that operating results for any particular quarter are not necessarily a meaningful indication of future results. While fluctuations in our quarterly operating results could negatively or positively affect the market price of our common stock, these fluctuations may not be related to our future overall operating performance.

         OUR STOCK PRICE IS VOLATILE AND A STOCKHOLDER'S INVESTMENT IN OUR COMMON STOCK COULD SUFFER A DECLINE IN VALUE.

         The trading price of our common stock has fluctuated significantly in the past. The future trading price of our common stock may continue experiencing wide price fluctuations in response to a number of factors, some of which are beyond our control, such as:

     o    actual or anticipated fluctuations in revenue or operating results,
     o    changes in market valuation of companies in our industry generally,
     o announcements of research activities and technology innovations or new products or services by us or our competitors;
     o    failure to meet expectations of performance,
     o developments in or disputes regarding copyrights, trademarks, patents and other proprietary rights, and
     o    general economic conditions.

         In addition, as a result of our outstanding resale registration statements, a significant number of restricted shares have been registered and are available for sale (including shares that may be issued in the future upon conversion of amounts due under the Laurus notes and upon exercise of outstanding warrants). Sales of a substantial number of shares of our common stock in the public market (including the shares offered under this prospectus, under other registration statements and shares available for resale under Rule 144 under the Securities Act) or the perception that such sales could occur, could significantly depress the prevailing market price of our common stock.

         AS WE ISSUE ADDITIONAL EQUITY SECURITIES IN THE FUTURE, INCLUDING UPON CONVERSION OF ANY OF OUR SECURED CONVERTIBLE DEBT, OUR EXISTING STOCKHOLDERS WILL BE DILUTED. IN PARTICULAR, THE SECURED CONVERTIBLE DEBT HAS A FULL RATCHET ANTI-DILUTION PROVISION THAT COULD SIGNIFICANTLY DILUTE OUR STOCKHOLDERS.

         In connection with our two debt financings with Laurus, we issued a $2.5 million secured convertible note, a $1.5 million secured convertible note and warrants to Laurus. See "BUSINESS - Laurus Debt Investment" below. The $2.5 million note is convertible into shares of our common stock at an initial conversion price of $1.06 per share, and the $1.5 million note is convertible at an initial conversion price of $1.17 per share. At these initial conversion rates, for example, we would issue approximately 2,971,000 shares upon conversion of the $3,290,000 million owed under the notes at June 30, 2006. The actual number of shares to be issued will depend on the actual dollar amount of principal and interest being converted. In addition, each note carries a full ratchet anti-dilution provision, such that if we issue in the future convertible or equity securities (subject to certain exceptions, including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the initial conversion price, the note conversion price will be automatically adjusted down to that lesser price. In addition to the conversion rights of the convertible debt, as we issue stock or convertible securities in the future, including for any future equity financing or upon exercise of any of the outstanding stock purchase warrants and stock options, those issuances would also dilute our stockholders. If any of these additional shares are issued and are sold into the market, it could decrease the market price of our common stock and could also encourage short sales. Short sales and other hedging transactions could place further downward pressure on the price of our common stock.

         WE DO NOT INTEND TO PAY CASH DIVIDENDS, SO ANY RETURN ON INVESTMENT MUST COME FROM APPRECIATION.

         We have not declared dividends on our common stock in the past, and do not intend to declare dividends on our common stock in the foreseeable future. In addition, pursuant to our financing agreements with Laurus, for as long as 25% of the original principal amount is outstanding under the either secured convertible note to Laurus, we may not declare or pay any dividends without Laurus' consent. As a result, any investment return in our common stock must come from increases in the fair market value and trading price of our common stock.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains certain forward-looking statements, including statements about:

     o our existing working capital and cash flows and whether and how long these funds will be sufficient to fund our operations;
     o the success of our business development efforts and our ability to enter into work orders for laboratory services and generate revenues;
     o the development of new services and products and the expansion of the market for our current services and products;
     o    implementing aspects of our business plan and strategies;
     o    financing goals and plans; and
     o our raising of additional capital through future equity and debt financings.

The forward-looking statements in this prospectus reflect management's current views and expectations with respect to our business, strategies, services and products, future results and events, and financial performance. In general, all statements other than statements of historical fact, including future results of operations or financial position, made in this prospectus should be considered forward looking. Our forward-looking statements are primarily located in the sections entitled "Risk Factors," "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and "Business." In addition, the words "believe," "expect," "intend," "anticipate," "estimate," "desire," "goal," "may," "will," variations of such words, and similar expressions identify forward-looking statements, but are not the exclusive means of identifying such statements and their absence does not mean that the statement is not forward-looking. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy, and actual results may differ materially from those we anticipated due to a number of uncertainties, many of which are unforeseen. You should not place undue reliance on these forward-looking statements, which apply only as of the date of this prospectus. Our actual results could differ materially from those anticipated in or implied by these forward-looking statements for many reasons, including, among others, the risks we face as described in the section entitled "Risk Factors" and other factors discussed in "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and elsewhere in this prospectus.

Forward-looking statements involve known and unknown risks and uncertainties, including those discussed in this prospectus. We make cautionary statements in the "Risk Factors" section of this prospectus and in other parts of this prospectus. You should read these cautionary statements as being applicable to all related forward-looking statements wherever they appear in this prospectus, as well as in the materials incorporated by reference into this prospectus.

We are not obligated nor do we undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as otherwise required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus and other statements made from time to time from us or our representatives might not occur.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock offered by the selling security holders. However, to the extent that the selling security holders exercise their stock purchase warrants for cash for up to 3,089,340 shares included in this prospectus, we would receive maximum proceeds of up to $3,879,951. Any such proceeds from the payment of warrant exercise prices will be used for general working capital. We are paying all expenses incurred in connection with the registration of the shares of common stock offered by this prospectus. See "PLAN OF DISTRIBUTION."

                                    DILUTION

Sales of the shares of common stock by the selling security holders in this offering will not result in any substantial change to the net tangible book value per share before and after the distribution of shares by the selling security holders. There will be no change in the net tangible book value per share attributable to cash payments made by purchasers of the shares being offered by the selling security holders. Prospective investors in the shares held by the selling security holders should be aware, however, that the price of shares being offered by the selling security holders may not bear any rational relationship to our net tangible book value per share.

                            SELLING SECURITY HOLDERS

The table on the following pages sets forth certain information about the selling security holders, including the number of shares of common stock known to us as being beneficially owned by each selling security holder as of October 20, 2006, and the number of shares being registered hereunder and that may be offered for sale from time to time by the selling security holders. The 15,696,568 shares being offered for resale pursuant to this prospectus consist of the following:

     o 7,938,980 shares of common stock that are currently issued and outstanding held by the selling security holders, including shares sold by us in our private placements in March 2004 and March 2006, and shares issued upon conversion of previously outstanding shares of Series A preferred stock and Series B preferred stock;

     o 4,668,248 shares of common stock issuable, subject to certain restrictions, upon conversion of principal and interest under two outstanding secured convertible notes held by Laurus in aggregate original principal amount of $4 million (see "BUSINESS - Laurus Debt Investment" below), consisting of the following:
          o 2,735,725 shares as our estimate of the maximum number of shares currently issuable upon conversion of principal and accrued interest under the original $2.5 million note issued to Laurus in May 2004 (the "2004 Note"), with a term expiring May 28, 2008 and a current initial conversion price of $1.06 per share; and
          o    1,932,523 shares as our estimate of the maximum number of shares currently issuable upon conversion of principal and accrued interest under the $1.5 million note issued to Laurus in January 2005 (the "2005 Note"), with a term expiring January 31, 2009 and a current initial conversion price of $1.17 per share;

     o 3,089,340 shares issuable upon exercise of warrants held by the selling security holders, consisting of the following:
          o 1,207,905 shares issuable, subject to certain restrictions, upon exercise of warrants held by Laurus (at exercise prices that range from $1.25 to $1.48 per share, and a weighted average exercise price of $1.32 per share) (see "BUSINESS - Laurus Debt Investment" below);
          o 356,201 shares issuable upon exercise of warrants held by Source Capital Group, Inc., our broker in our 2004 private placement and in the Laurus debt financing (at exercise prices for the warrants that range from $0.60 to $1.37 per share, and a weighted average exercise price of $1.16 per share);
          o 344,480 shares issuable upon exercise of warrants held by other selling security holders (at exercise prices for the warrants that range from $0.51 to $1.10 per share, and a weighted average exercise price of $0.62 per share); and
          o 1,180,754 shares issuable upon exercise of warrants held by the selling security holders who purchased in our private placement of common stock and warrants in March and April 2006 (at an exercise price of $1.60 per share).

Except as noted below, the shares offered for sale constitute all of the shares of common stock known to us to be beneficially owned by the respective selling security holder. To our knowledge, following the offering and sale of the shares, none of the selling security holders will beneficially own more than one percent of the issued and outstanding shares of common stock. In addition, other than as described below, none of the selling security holders has held any position or office with our company or had or have any material relationship with us within the past three years.

We have agreed with Laurus to register the shares underlying its convertible notes and warrant and to keep the registration statements of which this prospectus constitutes a part effective until the earlier of (i) January 31, 2008, (ii) the sale of all the shares, or (iii) such time that all unsold shares may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k). In addition, we agreed with the investors in our private placement in March and April 2006 to keep the registration statements of which this prospectus constitutes a part effective until the earlier of (i) March 8, 2008, (ii) the sale of all the shares, or
(iii) such time that all unsold shares may be sold immediately without registration under the Securities Act and without volume restrictions pursuant to Rule 144(k). In addition, we agreed with certain other selling security holders to register the shares and to keep the registration statement effective for a period of 120 days from the initial effective date; however, in our sole discretion, we have continued to maintain the effectiveness of the registration statement for an additional period of time. Pursuant to these arrangements, we will pay all expenses in connection with the registration and sale of the shares, except any selling commissions or discounts allocable to sales of the shares, fees and disbursements of counsel and other representatives of the selling security holders, and any stock transfer taxes payable by reason of any such sale.

The following table assumes that the selling security holders will sell all of the shares offered by them in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. In addition, we are unable to determine the exact number of shares, if any, that will be issued to the selling security holders upon conversion of the convertible notes or upon exercise of the warrants. We will not receive any of the proceeds from the sale of the shares offered under this prospectus; although we will receive proceeds to the extent any of the warrants are exercised for cash.

                                               BENEFICIAL OWNERSHIP          NUMBER OF          BENEFICIAL OWNERSHIP
                                               PRIOR TO OFFERING (1)         SHARES OF              AFTER OFFERING
                                           -----------------------------    COMMON STOCK     -----------------------------
         SELLING SECURITY HOLDER                NUMBER         PERCENT        OFFERED            NUMBER         PERCENT
==========================================================================================================================
Laurus Master Fund Ltd. (2)                   1,241,663 (3)     4.99%        5,876,153 (4)      1,000,000        3.7%
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Saigene Corporation (5)                       2,446,490         13.3         1,409,797          1,036,693        3.8%
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
EFG Bank, S.A.                                1,554,808          8.5         1,491,907             62,901         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Whalehaven Capital Fund Limited (6)           1,120,054          6.0         1,120,054                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Dolphin Offshore Partners, L.P. (7)             963,040          5.2           963,040                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Wexford Clearing CF Anthony
    Silverman IRA Rollover (8)                  600,000          3.3           600,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
David N. Dalton (9)                             481,481          2.6           481,481                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Source Capital Group, Inc. (10)                 356,201          1.9           356,201                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Patricia M. Giles                               300,000          1.6           300,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Excalibur Limited Partnership (11)              265,888          1.4           288,888                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Jeffrey A. Silverman (12)                       322,480          1.7           276,480             46,000         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Alpha Capital AG (13)                           240,740          1.3           240,740                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Bluegrass Growth Fund LP (14)                   240,740          1.3           240,740                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Ronald Helm (15)                                947,049          5.1           203,000            744,049        2.7%
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Paragon Capital LP (16)                         139,430          **            139,430                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Richard Kreger (17)                             120,101          **            120,101                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Franklin Funding (18)                           132,026          **            112,026             20,000         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Nite Capital L.P. (19)                           97,777          **             97,777                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Ernest W. Baumgarder Trust                       81,655          **             81,655                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------

                                               BENEFICIAL OWNERSHIP          NUMBER OF          BENEFICIAL OWNERSHIP
                                               PRIOR TO OFFERING (1)         SHARES OF              AFTER OFFERING
                                           -----------------------------    COMMON STOCK     -----------------------------
         SELLING SECURITY HOLDER                NUMBER         PERCENT        OFFERED            NUMBER         PERCENT
==========================================================================================================================
Michael Dinovi & Gloria Dinovi                   67,800          **             67,800                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Phillip J. Kotecki                               66,667          **             66,667                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Monarch Capital Fund, Ltd. (20)                  66,666          **             66,666                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Michael R. Barreras                              65,000          **             55,000             10,000         **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Donald K. Saddoris                               50,000          **             50,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Midtown Partners & Co., LLC (17)                 45,038          **             45,038                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
RHK Midtown Partners LLC (17)                    42,035          **             42,035                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Kenneth Waters                                  136,543          **             41,000             95,543 (24)    **
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Lornakids 1983 Ltd.                              40,827          **             40,827                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Natalie Andrighetto                              36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Alyssa Arellano                                  36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Brittney Arellano                                36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Taryn Arellano                                   36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Anthony Andrighetto                              36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Dino Andrighetto                                 36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Gina Andrighetto                                 36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Joseph Andrighetto                               36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Deanne Arellano                                  36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Mark Arellano                                    36,131          **             36,131                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Lakewood Nursery, Inc.                           34,193          **             34,193                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Basic Investors (21)                             29,000          **             29,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Donna Sparks                                     28,000          **             28,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Charles Keith Oliver                             27,260          **             27,260                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Lawrence Dodd                                    21,332          **             21,332                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
ST Investment LLC                                21,180          **             21,180                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
John J. Abdilla & Linda S. Abdilla
    Family Trust                                 20,000          **             20,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Russell A. Hagey                                 20,000          **             20,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Maurice L. & Mary L. Baldwin
    Family Trust                                 20,000          **             20,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Clark Living Trust                               20,000          **             20,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
William R. Eyler Living Trust of
    3-17-83, William R. Eyler Trustee            20,000          **             20,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Lunt Legacy LLC                                  17,097          **             17,097                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Deseret Holdings LLC                             17,097          **             17,097                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Harry C. Swanstrom MD                            14,600          **             14,600                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Michael D. Regan                                 14,220          **             14,220                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Jason Ray                                        14,000          **             14,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Jaime Abdilla                                    10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
John B. Abdilla                                  10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Brian & Maurice Baldwin                          10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
The Gadd Family Trust, Kevin W.
    Gadd Trustee                                 10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Lynette Waltner                                  10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Dale R. Klinger                                  10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------

                                               BENEFICIAL OWNERSHIP          NUMBER OF          BENEFICIAL OWNERSHIP
                                               PRIOR TO OFFERING (1)         SHARES OF              AFTER OFFERING
                                           -----------------------------    COMMON STOCK     -----------------------------
         SELLING SECURITY HOLDER                NUMBER         PERCENT        OFFERED            NUMBER         PERCENT
==========================================================================================================================
Paul C. Brooks                                   10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
C. Phanindra                                     10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Martin Hubert                                    10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Scottsdale Capital Advisors (22)                 10,000          **             10,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Michael Oleyar (17)                               9,007          **              9,007                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Ariel Imas (17)                                   9,007          **              9,007                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Carole Marcum                                     8,548          **              8,548                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
John Marcum                                       8,548          **              8,548                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
James Brakke                                      6,666          **              6,666                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------
Mike Murphy (23)                                  4,000          **              4,000                 --         --
------------------------------------------ ------------------ ---------- ------------------- ---------------- ------------

TOTAL                                        13,077,265         59.8%       15,696,568          3,015,186       11.1%
========================================== ================== ========== =================== ================ ============

**  Less than 1%

(1) The number of shares shown as beneficially owned includes warrants held by the selling security holders that are exercisable within 60 days of the date of this prospectus.
(2) To our knowledge, Laurus has sole voting and investment power with respect to the shares of common stock beneficially owned by it, except that Laurus Capital Management, LLC, a Delaware limited liability company, may be deemed a control person of the shares owned by Laurus. David Grin and Eugene Grin are the principals of Laurus Capital Management, LLC, and their address is 825 Third Avenue, 14th Floor, New York, New York 10022.
(3) The terms of the convertible notes and warrants issued to Laurus effective May 28, 2004 and January 31, 2005 prohibit conversion of the notes or exercise of the warrants to the extent that such conversion or exercise would result in Laurus, together with its affiliates, beneficially owning in excess of 4.99% of our outstanding shares of common stock. Laurus may waive the 4.99% limitation upon 75 days' prior written notice to us. As of the date of this prospectus, Laurus has not waived the 4.99% limitation. Also, this limitation does not preclude Laurus from converting the notes or exercising the warrants and selling shares underlying the note or warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amount.
(4) Consists of (a) 2,735,725 shares as our estimate of the current maximum number of shares of common stock that may be issued to Laurus upon conversion of principal and interest under the 2004 Note, (b) 1,932,523 shares as our estimate of the maximum number of shares of common stock that may be issued to Laurus upon conversion of principal and interest under the 2005 Note, (c) 681,818 shares issuable upon exercise of outstanding warrants issued May 28, 2004 to Laurus with an exercise price of $1.25 per share, (d) 326,087 shares issuable upon exercise of outstanding warrants issued January 31, 2005 to Laurus with an exercise price of $1.37 per share, and (e) 200,000 shares issuable upon exercise of outstanding warrants issued January 31, 2005 to Laurus with an exercise price of $1.48 per share.
(5) See "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" below for further information about Saigene Corporation.
(6) Includes 266,666 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Michael Finkelstein may be deemed to have voting and dispositive power over the shares of common stock owned by Whalehaven Capital Fund Limited; Mr. Finkelstein disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.
(7) Includes 222,240 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Peter E. Salas may be deemed to have voting and dispositive power over the shares of common stock owned by Dolphin Offshore Partners, L.P.; Mr. Salas disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.
(8) Does not includes shares held by Katsinam Partners, L.P., in which the selling security holder is a limited partner; the selling security holder disclaims beneficial ownership over such shares held by Katsinam except to the extent of his pecuniary interest therein.
(9) Includes 111,111 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011.
(10) Consists of (a) 69,120 shares issuable upon exercise of outstanding warrants issued to Source Capital in connection with our 2004 private placement, with an exercise price of $0.60 per share, (b) 181,818 shares issuable upon exercise of outstanding warrants issued to Source Capital in connection with the May 2004 Laurus debt financing, which are exercisable only as and to the extent of conversion of principal and interest under the 2004 Note held by Laurus, with an exercise price of $1.25 per share, and (c) 105,263 shares issuable upon exercise of outstanding warrants issued to Source Capital in connection with the January 2005 Laurus debt financing, which are exercisable only as and to the extent of conversion of principal and interest under the 2005 Note held by Laurus, with an exercise price of $1.37 per share.
(11) Includes 66,666 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. William Hechter may be deemed to have voting and dispositive power over the shares of common stock owned by Excalibur Limited Partnership; Mr. Hechter disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.
(12) Includes 276,480 shares underlying warrants to purchase common stock at a price of $0.60 per share. Does not include shares held by Katsinam Partners, L.P., in which the selling security holder is a limited partner; the selling security holder disclaims beneficial ownership over such shares held by Katsinam except to the extent of his pecuniary interest therein.
(13) Includes 55,555 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011.
(14) Includes 55,555 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Bluegrass Growth Fund Partners, LLC is the general partner of Bluegrass Growth Fund LP. By virtue of such relationship, Bluegrass Growth Fund Partners, LLC may be deemed to have voting and dispositive power over the shares owned by Bluegrass Growth Fund LP. Bluegrass Growth Fund Partners, LLC disclaims beneficial ownership of such shares. Mr. Brian Shatz has delegated authority from the partners of Bluegrass Growth Fund Partners, LLC with respect to the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz may be deemed to have voting and dispositive power over the shares of common stock owned by Bluegrass Growth Fund LP. Mr. Shatz disclaims beneficial ownership of such shares of common stock and has no legal right to maintain such delegated authority.
(15) Mr. Helm is the Chief Executive Officer and a director of our company. Mr. Helm's other shares consist of 344,049 shares subject to stock options that are exercisable within 60 days of October 20, 2006 and 400,000 shares of restricted stock.
(16) Includes 33,330 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Alan P. Donenfeld may be deemed to have voting and dispositive power over the shares of common stock owned by Paragon Capital L.P.; Mr. Donenfeld disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.
(17) Consists solely of warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a seven-year term expiring March 8, 2013.
(18) Includes 25,000 shares underlying stock purchase warrants held by Franklin Funding, consisting of five warrants, each for the purchase of 5,000 shares of common stock, exercisable at a price of $1.10, $1.00, $0.95, $0.95 and $0.85 per share, respectively. Shares owned after the offering consist of 20,000 shares underlying stock purchase warrants held by Franklin Funding with an exercise price of $1.17.
(19) Includes 77,777 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Mr. Keith Goodman, manager of the general partner of Nite Capital L.P. may be deemed to have voting and dispositive power over the shares of common stock owned by Nite Capital L.P; Mr. Goodman disclaims beneficial ownership interest of such shares of common stock except to the extent of his pecuniary interest therein.
(20) Includes 66,666 shares subject to warrants to purchase shares of common stock, exercisable beginning September 8, 2006 at an exercise price of $1.60 per share and with a 5-1/2-year term expiring September 8, 2011. Monarch Capital Fund Ltd is a British Virgin Islands Investment Fund managed by Beacon Fund Advisors Ltd and Advised by Monarch Managers Ltd. David Sims and Joseph Franck, the principals respectively of the Manager and Advisor, have voting and investment control with respect to the fund. Neither Mr. Sims nor Mr. Franck has any beneficial interest in the shares being registered hereunder.
(21) Includes 29,000 shares underlying warrants to purchase common stock at a price of $0.60 per share.
(22) Includes 10,000 shares underlying warrants to purchase common stock at a price of $0.60 per share.
(23) Consists of 4,000 shares underlying warrants to purchase common stock at a price of $0.51 per share.
(24) Includes shares subject to stock options that are exercisable within 60 days of October 20, 2006.

                              PLAN OF DISTRIBUTION

The shares covered by this prospectus may be offered and sold from time to time by the selling security holders. The selling security holders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling security holders may sell the shares being offered hereby on the OTC Bulletin Board or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. Shares may be sold by one or more of the following means of distribution:

     o block trades in which the broker-dealer so engaged will attempt to sell such shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;
     o purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;
     o over-the-counter distributions in accordance with the rules of the NASD;
     o ordinary brokerage transactions and transactions in which the broker solicits purchasers;
     o    put or call option transactions relating to the shares;
     o    privately negotiated transactions;
     o through the distribution of the shares by any selling security holder to its creditors, stockholders, partners, members or employees; and
     o    any combination of any of these methods of sale

We will not receive any of the proceeds from the sale of shares by the selling security holders, but we will be responsible for expenses incurred in connection with the registration of the shares. The selling security holders will be responsible for all selling commissions, underwriting fees and stock transfer taxes applicable to the sale of shares pursuant to this prospectus.

In connection with distributions of such shares or otherwise, the selling security holder may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of our common stock in the course of hedging the positions they assume with the selling security holders. The selling security holders may also sell our common stock short and redeliver the shares to close out such short positions. The selling security holders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of the shares offered hereby, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling security holders may also pledge such shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may affect sales of such pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

Laurus Master Fund Ltd., one of the selling security holders, has agreed, pursuant to the securities purchase agreement with us, that neither it nor any of its affiliates and investment partners will (and it will not cause any person or entity, directly or indirectly, to) engage in "short sales" of our common stock for as long as its convertible term notes are outstanding. "Short sales" are contracts for the sale of shares of stock that the seller does not own, or certificates which are not within the seller's control, so as to be available for delivery at the time when, under applicable rules, delivery must be made.

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of Rule 144.

We have also been advised that Saigene Corporation, one of the selling security holders, anticipates that it may, from time to time, distribute shares of common stock held by it to certain of its creditors and stockholders, in exchange for and cancellation of their debt or equity interests in Saigene Corporation.

In effecting sales, brokers, dealers or agents engaged by the selling security holders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling security holders in amounts to be negotiated prior to the sale. Such brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with such sales, and any such commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We will pay all reasonable expenses incident to the registration of the shares being offered hereby other than any commissions and discounts of underwriters, dealers or agents.

In order to comply with the securities laws of certain states, if applicable, the shares being offered hereby must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states such shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and there has been compliance thereof.

We have advised the selling security holders that the anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of shares in the market and to the activities of the selling security holders and their affiliates. In addition, we will make copies of this prospectus available to the selling security holders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares offered hereby. The selling security holders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

The selling security holders and any other persons participating in a distribution of the shares will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations thereunder, including Regulation M, which may restrict certain activities of, and limit the timing of purchases and sales of the shares by the selling security holders and other persons participating in a distribution of the shares. Furthermore, under Regulation M, persons engaged in a distribution of the shares are prohibited from simultaneously engaging in market making and certain other activities with respect to the shares for a specified period of time prior to the commencement of such distributions subject to specified exceptions or exemptions. All of the foregoing may affect the marketability of the shares offered hereby. To the extent required by law, we may require the selling security holders, and their brokers, if applicable, to provide a letter that acknowledges compliance with Regulation M under the Securities Exchange Act before authorizing the transfer of the selling security holders' shares of common stock.

To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution. In particular, upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

     o the name of each such selling security holder and of the participating broker-dealer(s);
     o    the number of shares involved;
     o    the initial price at which the shares were sold;
     o the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;

     o that such broker-dealer(s) did not conduct any investigation to verify the information set out in this prospectus; and
     o    other facts material to the transactions.

In connection with the sale of shares of common stock being offered hereunder, we have agreed to indemnify certain selling security holders, and any person controlling it against certain liabilities, including liabilities under the Securities Act of 1933, and those selling security holders have agreed to indemnify us and certain related persons against certain liabilities, including liabilities under the Securities Act of 1933.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

COMMON STOCK

Our common stock is currently quoted for trading on the OTC Bulletin Board under the symbol "PBME."

The following table shows, for each quarter of fiscal 2006 and 2005 and the first two quarters of fiscal 2007 (through October 20, 2006), the high and low closing sales prices as reported by the OTC Bulletin Board. The quotations from the OTC Bulletin Board reflect inter-dealer prices without retail mark-up, mark-down, or commissions and may not represent actual transactions.

                                                        OTC BULLETIN BOARD
                                                          High        Low
     FISCAL 2007:
     Second quarter (through October 20, 2006) .....     $ 1.15     $ 0.90
     First quarter, ended September 30, 2006 .......       1.15       0.85

     FISCAL 2006:
     Fourth quarter, ended June 30, 2006 ...........       1.46       1.03
     Third quarter, ended March 31, 2006 ...........       1.98       1.15
     Second quarter, ended December 31, 2005 .......       1.20       0.90
     First quarter, ended September 30, 2005 .......       1.01       0.77

     FISCAL 2005:
     Fourth quarter, ended June 30, 2005 ...........       1.30       0.73
     Third quarter, ended March 31, 2005 ...........       1.33       0.87
     Second quarter, ended December 31, 2004 .......       1.20       0.60
     First quarter, ended September 30, 2004 .......       1.03       0.65

HOLDERS

As of October 20, 2006, there were 18,336,884 shares of common stock issued and outstanding, held by approximately 216 holders of record.

DIVIDENDS

We have never declared or paid any cash dividends with respect to our common stock, and do not plan to do so in the foreseeable future.

We anticipate that we will retain future earnings for use in the operation and expansion of our business and do not anticipate paying cash dividends on our equity in the foreseeable future. Any future determination with regard to the payment of dividends will be at the discretion of our board of directors and will be dependent upon our future earnings, financial condition, applicable dividend restrictions and capital requirements and other factors deemed relevant by the board of directors.

ISSUER REPURCHASES OF COMMON STOCK

In August 2006, our Board of Directors authorized us to repurchase shares of common stock up to an aggregate value of $500,000 as part of a new buyback program. The shares will be repurchased from time to time in open market transactions at our discretion, subject to market conditions and other factors. The repurchase program will occur over a period of 12 months through August 31, 2007, and may be modified, extended or discontinued at any time. There is no guarantee as to the exact number of shares that may be repurchased. Through October 20, 2006, no repurchases have been made.

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of June 30, 2006, regarding our common stock that may be issued upon the exercise of options, warrants and other rights under our equity compensation plans. See also "Notes 12 and 13 to Consolidated Financial Statements" to our Consolidated Financial Statements for the fiscal year ended June 30, 2006 included in this prospectus.

                                                 (A)                        (B)                       (C)
                                             No. of Shares
                                             to be Issued            Weighted Average       No. of Shares Available
                                           Upon Exercise of          Exercise Price of        for Future Issuance,
                                         Outstanding Options,      Outstanding Options,       excluding securities
Plan Category                            Warrants and Rights        Warrants and Rights     reflected in Column (a)
-------------                            -------------------        -------------------     -----------------------
Equity Compensation Plans
Approved by Stockholders (1)                   1,493,207                   $0.82                    306,793

Equity Compensation Plans                                          No options, warrants,
Approved by Stockholders (2)                   3,000,000          and rights issued as of         3,000,000
                                                                       June 30, 2006

Equity Compensation Plans Not
Approved by Stockholders                       4,498,492                   $1.22                          -

   TOTAL                                       8,991,699                   $1.12                  3,306,793

---------------
   (1)      Consists solely of the Pacific Biometrics, Inc. 1996 Stock Incentive
            Plan.
   (2)      Consists solely of the Pacific Biometrics, Inc. 2005 Stock Incentive
            Plan.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS IN CONJUNCTION WITH OUR CONSOLIDATED AUDITED FINANCIAL STATEMENTS AND RELATED NOTES FOR THE YEAR ENDED JUNE 30, 2006, INCLUDED ELSEWHERE IN THIS PROSPECTUS. EXCEPT FOR HISTORICAL INFORMATION, THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS. SEE "CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS" AND "RISK FACTORS" ABOVE

OVERVIEW

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

CRITICAL ACCOUNTING ESTIMATES AND POLICIES

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates including, among others, those affecting revenue, the allowance for doubtful accounts, and the useful lives of tangible and intangible assets. The discussion below is intended as a brief discussion of some of the judgments and uncertainties that can impact the application of these policies and the specific dollar amounts reported on our financial statements. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form our basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, or if management made different judgments or utilized different estimates. Many of our estimates or judgments are based on anticipated future events or performance, and as such are forward-looking in nature, and are subject to many risks and uncertainties, including those discussed below and elsewhere in this prospectus. We do not undertake any obligation to update or revise this discussion to reflect any future events or circumstances.

We have identified below some of our accounting policies that we consider critical to our business operations and the understanding of our results of operations. This is not a complete list of all of our accounting policies, and there may be other accounting policies that are significant to our company. For a detailed discussion on the application of these and our other accounting policies, see Note 2 to the Consolidated Financial Statements included in this prospectus.

         REVENUE RECOGNITION

         We recognize revenue in the period that the related services are performed. Historically, a majority of our net revenue has been earned under contracts which range in duration from six months to eighteen months, but can extend in duration up to two years or longer. Service contracts generally take the form of fixed-price arrangements. Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Changes in the scope of work generally result in a renegotiation of contract pricing terms. Renegotiated amounts are not included in net revenue until earned and realization is assured. We also receive advances from certain clients related to the services to be performed for them. These advances are deferred and recognized as revenue in the period the related services are performed. Estimates of costs to complete are made, as appropriate, to provide for losses expected on contracts. Costs are not deferred in anticipation of contracts being awarded, but instead are expensed as incurred. All out-of-pocket costs are included in total revenue and expenses.

         FINANCIAL DERIVATIVES - BENEFICIAL CONVERSION FEATURE AND WARRANTS

         Embedded beneficial conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments (secured convertible notes - see Note 8. Notes Payable and Note
16. Restatement) and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value, using the Black-Scholes pricing model. We record the value allocated to warrants issued with the convertible instruments, measured at fair value, using the Black-Scholes pricing model and recognized by allocating a portion of the proceeds to a derivative liability with an offset to discount on the convertible instrument. The recorded discount is amortized as interest expense using the straight-line interest method over the life of the debt.

         For convertible debt and related warrants, the recorded discount is amortized as interest expense using the effective interest method over the life of the debt.

STOCK-BASED COMPENSATION

         We have traditionally applied APB Opinion 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and related interpretations in accounting for our stock-based employee compensation plan. Beginning with the quarter ended March 31, 2006, we adopted the provisions of SFAS No. 123(R), "ACCOUNTING FOR STOCK-BASED COMPENSATION."
 For the fiscal year ended June 30, 2006 and June 30, 2005, we granted 125,000 (granted prior to March 31, 2006) and 253,000, respectively, of incentive-based stock options under incentive compensation plans. For prior reporting periods, had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, our net loss and loss per share would have been changed to the pro forma amounts as reported in our financial statements the fiscal year ended June 30, 2006 and June 30, 2005. We will continue to disclose on a pro forma basis according to SFAS No. 123 during the transition period to be in accordance with SFAS No. 123(R).

         BAD DEBT ALLOWANCE

         We endeavor to assess and monitor the creditworthiness of our clients to which we grant credit terms in the ordinary course of business. We maintain a provision for doubtful accounts to provide for the possibility that amounts due to us may not be collected. As of June 30, 2006, the allowance for bad debt was approximately 2% of our total accounts receivable. This bad debt provision is monitored on a monthly basis and adjusted as circumstances warrant. As the recorded bad debt provision is based upon management's judgment, actual bad debt write-offs may be greater or less than the amount recorded. Historically bad debt write-offs have not been material.

         OPERATING EXPENSES

         Historically, we have segregated our recurring operating expenses among three categories: laboratory and cost of goods sold; selling, general and administrative expenses; and research and development. Laboratory expenses and cost of goods sold consist of amounts necessary to complete the revenue and earnings process, and includes direct labor and related benefits, other direct costs, and an allocation of facility charges and information technology costs, and depreciation and amortization. Also, laboratory expenses and cost of goods sold include shipping and handling fees and reimbursable out-of-pocket costs. Laboratory expenses and cost of goods sold, as a percentage of net revenue, tends, and is expected, to fluctuate from one period to another, as a result of changes in labor utilization and the mix of service offerings involving studies conducted during any period of time. Selling, general and administrative expenses include business development activities, sales and marketing expenses and related commissions, and laboratory administration expenses. Selling, general and administrative expenses consist primarily of administrative payroll and related benefit charges, legal and accounting fees, advertising and promotional expenses, administrative travel and an allocation of facility charges, information technology costs, and depreciation and amortization. Research and development expenses consist of direct labor and related benefits, supplies, legal fees for patent applications, travel expenses, and depreciation and amortization.

         We depreciate equipment and computers over three to five years, while leasehold improvements are depreciated over the remaining life of the lease or ten years. This estimate of a three to five-year useful life on equipment and computers and a useful life based on the remaining years left on the building lease for leasehold improvements reflects management's judgment that these useful life periods reflect a reasonable estimate of the life over which the equipment, computers and leasehold improvements will be used by us. However, the amount of depreciation expense we record in any given period will change if our estimates of the useful life of our equipment, computers or leasehold interests were to increase or decrease.

RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED JUNE 30, 2006 AND 2005
(RESTATED)

REVENUE:

                                                       YEARS ENDED
---------------------------------------------------------------------------------------------------------
Dollars in thousands,                                    JUNE 30,                   $            %
rounded to nearest thousand
                                             ------------------------------------------------------------
                                                 2006        2005 (RESTATED)      Change       Change
---------------------------------------------------------------------------------------------------------
REVENUE                                        $10,750        $3,230              $7,520        233%
---------------------------------------------------------------------------------------------------------

         Our revenue is primarily generated from clinical pharmaceutical trials testing services and from diagnostic services. The approximately 233% increase in fiscal 2006 revenue over fiscal 2005 was primarily attributable to an increase in the size and number of clinical pharmaceutical trials testing and diagnostic testing services we performed. This increase reflects the significant increases in revenue and open work orders we have been experiencing over five of the past six quarters. We have made significant investments in our business development initiatives over the last two fiscal years that have been responsible for a significant portion of the revenue increase. A portion of this increased revenue was expected to be realized in the fourth quarter of fiscal 2005. However, the clinical pharmaceutical trials testing and diagnostic testing services that we provide are many times subject to setup and initiation delays that change our planned revenues. These revenues were realized in the third and fourth quarters of fiscal 2006. We also saw a significant increase in referral business from other laboratories during this time period.

         The overall revenue increase for the fiscal year ended June 30, 2006 reflects revenue increases throughout the fiscal year. Combined revenue for the first quarter for the fiscal year ended June 30, 2006 showed an increase of approximately $1,400,000 over the comparable quarter in the prior fiscal year. Each successive quarter for fiscal 2006, second through fourth, showed an approximate increase in revenue of at least $2,000,000 over the comparable quarters in the prior fiscal year. We have previously experienced quarterly fluctuations in revenue that were above or below previous fiscal years' revenues. Typically our revenue fluctuations are primarily explained by the timing between our work on testing and open work orders, and prior work orders having been completed or terminated.

         Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. During the fiscal year ended June 30, 2006, our top two clients represented 50% of our revenue as compared to 40% during the fiscal year ended June 30, 2005. Our largest client in fiscal 2006 individually accounted for approximately 36% and 23% of our total revenue in fiscal 2006 and 2005, respectively, while our largest client in fiscal 2005 accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our five largest clients represented approximately 74% and 67% of total revenue in fiscal 2006 and 2005, respectively.

LABORATORY EXPENSE AND COST OF GOODS SOLD:

                                                       YEARS ENDED
---------------------------------------------------------------------------------------------------------
Dollars in thousands,                                    JUNE 30,                   $            %
rounded to nearest thousand
                                             ------------------------------------------------------------
                                                 2006        2005 (RESTATED)      Change       Change
---------------------------------------------------------------------------------------------------------
LABORATORY EXPENSE AND COST OF GOODS SOLD      $ 5,161        $ 2,456             $ 2,705       110%

PERCENTAGE OF REVENUE                              48%            76%
---------------------------------------------------------------------------------------------------------

         For the comparable fiscal years ended June 30, 2006 and 2005, laboratory expense and cost of goods sold increased approximately 110%. As a percentage of revenue, laboratory expense and cost of goods sold decreased in fiscal 2006 to approximately 48% from approximately 76% in fiscal 2005. The relative decrease in laboratory expense and cost of goods sold as a percentage of revenue was primarily the result of the significant increase in revenues over the comparable periods and the fixed components of laboratory expense and cost of goods sold.

         Laboratory expense and cost of goods sold consist primarily of payment of salaries and related benefits to employees performing analysis of clinical trial samples, the cost of supplies for analysis of clinical trial samples, payments to subcontractors of laboratory services, and other expenses such as payment of business and occupation taxes. During the fiscal years ended June 30, 2006 and 2005, respectively, salaries and related benefits accounted for approximately 35% and 42% of total laboratory expense and cost of goods sold, lab supplies were approximately 42% and 30%, and outside services were approximately 6% and 4%. The 194% increase in outside services resulted from approximately $315,000 we paid for outside services during fiscal 2006 compared to approximately $107,000 for outside services for fiscal 2005. Approximately 60% of the amount paid for outside services was a pass-through expense for a single referral lab study. Laboratory salaries and related benefits increased approximately 74% to $1,791,000 from $1,030,000 for the fiscal years ended June 30, 2006 and 2005, respectively. The majority of hiring in the laboratory area was for laboratory technicians, data managers, and project managers to address the significant increase in testing volume that produced the substantially increased revenues for fiscal 2006.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE:

                                                       YEARS ENDED
---------------------------------------------------------------------------------------------------------
Dollars in thousands,                                    JUNE 30,                   $            %
rounded to nearest thousand
                                             ------------------------------------------------------------
                                                 2006        2005 (RESTATED)      Change       Change
---------------------------------------------------------------------------------------------------------
SELLING, GENERAL AND ADMINISTRATIVE EXPENSE    $ 3,696        $ 2,819             $   877        31%

PERCENTAGE OF REVENUE                              34%            87%
---------------------------------------------------------------------------------------------------------

         Our selling, general and administrative expense consists primarily of compensation for our executive officers, board members and other selling, general and administrative personnel, compensation income (expense) on our stock options, legal and accounting fees, and payments under consulting arrangements.

         For the comparable years ended June 30, 2006 and 2005, respectively, selling, general and administrative expense increased approximately 31% to approximately $3,696,000 from $2,819,000. As a percentage of revenue, selling, general and administrative expenses were approximately 34% and 87%, respectively, for the comparable fiscal years ended June 30, 2006 and 2005.

         The dollar increase in our selling, general and administrative expenses for the comparable periods is due in large part to salaries and benefits for management, sales and administrative personnel, which increased approximately $623,000. The increase in our selling, general and administrative expenses for the comparable periods is also due to a change in auditors in December 2004 that required both auditors' approval and expense through the period ended December 31, 2005. We accrued approximately $171,000 for audit fees for an internal-audit of Washington State business and occupation taxes (resulting in tax refunds of approximately $271,000 as described in "Other Expense" below), investor relations program with IRG which we commenced in January 2005, increases in advertising expense and outside consulting services for fiscal year 2006. We had decreased expenses for legal, recruiting, other outside services, insurance, printing, while expenses associated with bonuses, restricted share grants, recruiting, trade shows and travel all increased for the comparable periods.

RESEARCH AND PRODUCT DEVELOPMENT:

                                                       YEARS ENDED
---------------------------------------------------------------------------------------------------------
Dollars in thousands,                                    JUNE 30,                   $            %
rounded to nearest thousand
                                             ------------------------------------------------------------
                                                 2006        2005 (RESTATED)      Change       Change
---------------------------------------------------------------------------------------------------------
RESEARCH AND PRODUCT DEVELOPMENT               $    46        $   114             $   (68)       (60)%

PERCENTAGE OF REVENUE                               0%             4%
---------------------------------------------------------------------------------------------------------

         Research and development expenses consist mainly of our expenditures incurred in connection with development of our LIDA and cell viability technology that is held by our subsidiary, PBI Technology.

         For the comparable fiscal years ended June 30, 2006 and 2005, research and product development expenses decreased approximately 60% to approximately $46,000 from $114,000. The decrease was primarily the result of decreased compensation expense as a result of fewer employees in research and product development in the current year period over the comparable prior year period. For the fiscal year ended June 30, 2006, the research and product development expenses consist of depreciation charges for laboratory instruments. For the fiscal year ended June 30, 2005, we had increased costs of $85,000 associated with our agreement with Utek Corporation, which we entered into September 30, 2005, for Utek to assist us in identifying one or more licensing, royalty or asset sale opportunities for the technology assets held by PBI Technology. We terminated this agreement in June 2005.

         We anticipate that we will continue to incur research and development expenses related to the technology held by PBI Technology. However, if we are unable to increase revenue or raise additional funding to continue to fund our existing research and development efforts, we will seek to further reduce our research and development efforts and expenses.

OTHER EXPENSE:

                                                       YEARS ENDED
---------------------------------------------------------------------------------------------------------
Dollars in thousands,                                    JUNE 30,                   $            %
rounded to nearest thousand
                                             ------------------------------------------------------------
                                                 2006        2005 (RESTATED)      Change       Change
---------------------------------------------------------------------------------------------------------
OTHER EXPENSE                                  $(1,667)       $  (821)            $  (846)      103%

PERCENTAGE OF REVENUE                              (16)%          (25)%
---------------------------------------------------------------------------------------------------------

         Total other expense increased 103% to approximately $1,667,000 from expense of approximately $821,000 during the fiscal years ended June 30, 2006 and 2005, respectively. There were three major components of other expense in the year ended June 30, 2006 associated with the Laurus 2004 and 2005 Notes. We recorded cash interest expense, approximately $339,000 and $229,000, paid on the 2004 and 2005 Notes, and we recorded approximately $771,000 and $144,000 of non-cash expense related to the amortization of the intrinsic value of the warrants associated with both notes. As of June 30, 2006, approximately $1,648,000 of the beneficial conversion feature and warrant discount remained unamortized. Because of the extension and deferral of interest on the 2004 and 2005 Notes, we adjusted the amortization schedule of the intrinsic value of the beneficial conversion and will be amortized at approximately $64,000 per month, using the straight-line method, over the remaining life of the 2004 and 2005 Notes or upon their earlier conversion. (See Note 8 to Notes to Consolidated Financial Statements -- DEFERRAL & EXTENSION OF SECURED CONVERTIBLE NOTES). We entered into the financing arrangements with Laurus effective May 28, 2004 and January 31, 2005, so we had approximately $423,000 in comparable expenses related only to the May 2004 secured convertible note for the comparable twelve month period ended June 30, 2005.

         The second component is we have changed accounting regarding treatment of derivatives. In fiscal years 2004 and 2005, we estimated the valuation of the beneficial conversion feature and the warrants for the May 2004 and January 2005 Notes in accordance with EITF 00-27 and EITF 98-5, using the Black-Scholes pricing model and other assumptions deemed reasonable by management. We corrected our accounting for derivative financial instruments, for the May 2004 and January 2005 Notes, to conform to the requirements of Statements of Accounting Standards No. 133, as amended, and Financial Accounting Standards Board Emerging Issues Task Force (EITF) No. 00-19. Embedded beneficial conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments, the May 2004 and January 2005 Notes, and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value. We restated prior fiscal years results to conform to the requirements of the Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. Net fair value adjustments included in earnings (loss) related to these instruments amounted to $298,616 and ($265,928) for the fiscal year ending June 30, 2006 and 2005, respectively. Accordingly, the balances for fiscal years 2004 and 2005 have been restated and balances for fiscal 2006 correctly accounted for. See Note 16 to Notes to Consolidated Financial Statements - Restatement (FINANCIAL DERIVATIVES).

         The third major component of other expense associated with Laurus related to the approximately $293,500 in fees and expenses related to the 2004 Note, and approximately $168,000 in fees and expenses in the fiscal year ended June 30, 2005, related to the 2005 Note. We are amortizing these fees to deferred financing costs over the amended 48-month life of each note, resulting in approximately $107,000 of expense recognized for the fiscal year ended June 30, 2006 compared to approximately $116,000 of expense recognized as of June 30, 2005. For fiscal 2006, we expect to continue to amortize these expenses at the rate of approximately $9,000 per month, or $27,000 per quarter.

         Another major component of other expense for fiscal 2006 was approximately $1,079,000 of warrant expense associated with our private placement of common stock and warrants in March and April 2006, for which we had no comparable expense in fiscal 2005. The warrant expense associated with our private placement of common stock and warrants is a one-time charge in the fiscal year ended June 30, 2006, without any remaining amounts to be amortized in future periods.

         For fiscal 2006, our net "other expense" also included approximately $271,000 in Washington state sales and business and occupation tax refunds (which accrued from a review of past years tax remittances and application of new apportionment rules where we incurred approximately $171,000 of expense for the audit, as described in Selling, General and Administrative Expense above), and approximately $7,000 from warrant expense associated with our Franklin Funding equipment financing.

NET INCOME (LOSS):

                                                       YEARS ENDED
---------------------------------------------------------------------------------------------------------
Dollars in thousands,                                    JUNE 30,                   $            %
rounded to nearest thousand
                                             ------------------------------------------------------------
                                                 2006        2005 (RESTATED)      Change       Change
---------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)                              $   179        $(2,980)            $ 3,159       1764%

PERCENTAGE OF REVENUE                               2%            (92)%
---------------------------------------------------------------------------------------------------------

         We had a net income of approximately $179,000 in fiscal 2006 compared to a net loss of approximately $2,980,000 in fiscal 2005. This increase to net income, from net loss, is principally due to a significant increase in revenue during fiscal 2006 and increases in gross margin in excess of large dollar increases in our selling, general and administrative expenses and changes to accounting for derivatives in other expenses. As a percentage of revenue, all expense categories declined. In addition, our net income position was favorably impacted by a gain from adjustment to fair value of the derivative instruments during fiscal 2006. These positive impacts to net income in fiscal 2006 were partially offset by the warrant expense associated with our private placement in March and April 2006.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AND AMORTIZATION (EBITDA):

                                                       YEARS ENDED
---------------------------------------------------------------------------------------------------------
Dollars in thousands,                                    JUNE 30,                   $            %
rounded to nearest thousand
                                             ------------------------------------------------------------
                                                 2006        2005 (RESTATED)      Change       Change
---------------------------------------------------------------------------------------------------------
EBITDA                                         $ 1,723        $(2,249)            $ 3,972       177%

PERCENTAGE OF REVENUE                              16%            (70)%
---------------------------------------------------------------------------------------------------------

         EBITDA is an alternative view of earnings performance used by management which is a non-GAAP (generally accepted accounting principles) financial measure. However, we have added the EBITDA metric to our financial reporting for fiscal 2006 because we believe this metric more clearly illustrates company performance and we use it for internal reporting and budgeting, as well as for reviewing competitor's performance. We believe that investors' understanding of our company performance is enhanced by disclosing this metric. EBITDA is an income measure that provides a view of our operations without including certain non-cash charges and certain expenses, specifically interest, taxes, depreciation and amortization. In particular, this measure eliminates the charge to net income due to the beneficial conversion feature on the Laurus convertible debt, as well as amortized warrant costs from our Franklin Funding equipment financing for the fiscal years 2006 and 2005 (see
Note 8 to Notes to Consolidated Financial Statements). These non-cash, non-operating charges have varied significantly from year to year, making comparisons of our operating performance more difficult. The EBITDA measure is not a substitute for GAAP Net Income, and should not be viewed as such.

         We had positive EBITDA of approximately $1,723,000 compared to negative EBITDA of approximately $2,249,000 in fiscal 2005. This significant EBITDA improvement in EBITDA is primarily the result of the significant increase in revenue during fiscal 2006 and an increase in gross margin in excess of large dollar increases in our selling, general and administrative expenses and other expenses.

         A reconciliation of EBITDA income (loss) to GAAP Net Income is provided below:

-----------------------------------------------------------------------------------------------------------------
Dollars in thousands,                                                                     YEARS ENDED
Rounded to nearest thousand
                                                                               ----------------------------------
                                                                                           JUNE 30,
                                                                               ----------------------------------
                                                                                    2006        2005 (RESTATED)
-----------------------------------------------------------------------------------------------------------------
GAAP NET EARNINGS (LOSS)                                                           $   179         $(2,980)

Interest expense                                                                       402             317
Interest expense from amortization of beneficial conversion feature and
warrants                                                                               771             145
Amortized Finance Costs                                                                107             116
Depreciation and Amortization                                                          257             153
Amortized Options & Warrants                                                             7               -

EBITDA                                                                             $ 1,723         $(2,249)
-----------------------------------------------------------------------------------------------------------------

LIQUIDITY AND CAPITAL RESOURCES:

         We had significant improvement in revenues and net operating income for the fiscal year ended June 30, 2006, compared to significant net operating losses for the fiscal year ended June 30, 2005. By comparison, revenues for the fiscal year ended June 30, 2005 were significantly lower than those in the comparable prior fiscal years. While revenues have increased to a record level for fiscal 2006, we have experienced significant volatility in our revenues over the past several years. We may experience significant losses and our cash and working capital position will be adversely impacted if our revenues decrease significantly in future periods. Our operations historically have been funded through revenues generated from operations and from the sale and issuance of our common stock, preferred stock and debt.

         At June 30, 2006, our cash and cash equivalents were approximately $5,498,000, compared to approximately $1,439,000 at June 30, 2005. The increase in our cash and equivalents is primarily attributable to our private placement of common stock and warrants in March and April 2006. To a lesser degree the net increase in our cash and cash equivalents is the result of: (a) an increase in advances from customers, (b) an increase in our accounts payables, and (c) increase in secured convertible note - current portion. These items were more than offset as a the result of: (i) increases in accounts receivable, (ii) decreases in accrued liabilities, (iii) decreases in other notes payable - current portion.

         At June 30, 2006, we had approximately $1,978,000 in accounts receivable, compared to approximately $608,000 as of June 30, 2005, reflecting the timing of revenues billed and collected. We generally have a high collectibility rate on our accounts receivable, no bad debt in the last two fiscal years, and our allowance for doubtful accounts is only $32,100 which we believe is reasonable based on our past experience. Our accounts receivable generally reflect our billings, and may include one or several individually large customer receivables from time to time.

         Total liabilities recorded on our balance sheet as of June 30, 2006 were approximately $6,668,000 compared to approximately $6,881,000 as of June 30, 2005. The slight decrease in liabilities was the result of decreases in our other notes payable, accounts payable and capital lease obligations, and a slight decrease in our secured Laurus convertible debt net of the beneficial discount for the 2004 and 2005 Notes. This was offset by increases in customer advances, an increase in accrued liabilities and capital lease obligations. Significant components of our liabilities include the 2004 and 2005 Notes with Laurus, and, to a lesser degree, our prior borrowings in fiscal 2006 under our $500,000 credit facility with Franklin Funding, $350,000 of which has been utilized. As required by U.S. generally accepted accounting principles, the liability we recorded for the 2004 and 2005 Notes reflected a discount from the face value of the notes by approximately $1,648,000, related to the valuation of the beneficial conversion feature and the warrants. During the fiscal year ended June 30, 2006, Laurus converted $646,600 of the principal amount due on the 2004 Note compared to $63,600 of the principal amount converted during the fiscal year ended June 30, 2006. As of June 30, 2006 the remaining principal balance on the 2004 Note was $1,789,800. No amounts of the 2005 Note have been converted, and as of June 30, 2006 the remaining principal balance on the 2005 Note was $1,500,000. Accordingly, if the discount to face value is disregarded, our total liabilities as of June 30, 2006 and June 30, 2005, respectively, would be approximately $5,763,000 and $6,449,000.

         At June 30, 2006, we had positive working capital of approximately $4,375,000, compared to a negative working capital of approximately ($20,000) at June 30, 2005. The approximately $4,394,000 increase in working capital is attributable to several changes in the components of working capital. Changes providing favorable impact include increases in accounts receivable, prepaid expenses, deferred financing costs related to the 2004 and 2005 Notes, along with decreases in accounts payable, and decreases in our current notes payable and the current portion (net of discounts), payable on our 2004 and 2005 Notes.

         Net cash provided in operating activities was approximately $681,000 for the fiscal year ended June 30, 2006, used primarily to facilitate our purchases of capital equipment. For the fiscal year ended June 30, 2006, net cash used in operations included the effect of approximately $771,000 of amortization related to the 2004 and 2005 Notes, approximately $257,000 in depreciation and amortization. Our investing activities used approximately $513,000 for the fiscal year ended June 30, 2006 primarily for the purchase of capital equipment related to our laboratory information system discussed above. Cash flows provided in financing activities included approximately $3,891,000 consisting primarily of approximately $350,000 in borrowings under our note payable with Franklin Funding and approximately $3,963,000 in net proceeds from our private placement of common stock and warrants in March and April 2006. We made payments of approximately $422,000 on notes payable and on capital lease obligations.

         As described above, we experienced a significant increase in revenue for the year ended June 30, 2006, and we incurred a net loss. We have realized an improvement of our cash and working capital position from operations, and we expect these trends will continue during fiscal 2007, at approximately the same rate. Our cash position also improved from the net proceeds from our private placement of common stock and warrants. In fiscal 2007 we will continue to actively pursue business development and marketing activities to broaden our client and revenue base, and we anticipating make additional investments from time to time in our technology infrastructure, operations and other areas of our business. These efforts will use significant amounts of time, effort and funding. Our efforts to improve our operations and increase revenue may not be successful.

         Because of the extension and deferral of interest on the 2004 and 2005 Notes, we expect that our current cash, current assets and any cash flows from operations will be sufficient to fund operations through fiscal 2008. (See "Note 8 to Consolidated Financial Statements" included in this prospectus). However, any decreases in revenue would adversely affect our financial condition, and we may need to seek additional capital during fiscal 2007. We may not be able to raise sufficient financing, whether debt or equity. We have no additional amounts available to us under our Franklin Funding credit facility, and we do not have any other credit facility in place. In addition, based on the terms of the Laurus debt financings, raising additional capital may be difficult or highly dilutive to existing stockholders.

                                    BUSINESS

GENERAL

We provide specialty central laboratory services to support pharmaceutical and laboratory diagnostic manufacturers in the conduct of human clinical research, for use in their drug and diagnostic product development efforts. Our clients include a number of the world's largest multi-national pharmaceutical, biotechnology and diagnostic companies. Our well-recognized specialty areas include cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease), diabetes (and obesity), and bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis). Coupled with our specialty testing, we also have central laboratory capability and provide full-service central laboratory support for multi-center clinical trials, including routine safety lab tests (general chemistry, hematology, and urinalysis). Our company is a Delaware corporation, incorporated in May 1996, and we conduct our operations primarily through our wholly-owned subsidiary, Pacific Biometrics, Inc., a Washington corporation.

BUSINESS STRATEGY

Specialty reference and central laboratory service companies like ours typically derive substantially all of their revenue from the research, development and marketing expenditures of the pharmaceutical, biotechnology, and diagnostic industries. Participants in the pharmaceutical, biotechnology, and diagnostic industries typically outsource a significant quantity of these services to both central labs and specialty reference labs. In addition, central laboratories outsource to specialty reference labs some of the specialty testing where the central laboratory lacks expertise. We believe that such outsourcing will continue and may increase in the future because of many factors, including continuing pressures on the pharmaceutical and biotechnology industries to contain costs, limitations on pharmaceutical companies' internal capacity, a need for faster development time for new drugs, research in multiple countries simultaneously, stringent government regulation, and the difficulty in developing expertise in specialty testing areas internally within pharmaceutical companies or central labs. We believe the investment and amount of time required to develop new drugs and diagnostic products has been increasing, and that these trends create opportunities for companies like ours to provide our expertise and services to help reduce the time in the drug development and laboratory diagnostic product development processes and make the processes more efficient.

Our strategy is to meet the needs for outsourcing by pharmaceutical, biotechnology, and diagnostic companies and other central laboratories, and to assist in enhancing the drug and diagnostic development processes by developing and delivering innovative services that apply science and technology in the provision of high quality service within our areas of specialty.

Our primary business strategy is to continue our focus on providing high quality specialty central laboratory services in our core areas, including cardiovascular disease and bone and joint diseases because of active drug development activities. In addition, we also intend to pursue other strategies identified below to further our business. However, because of the significant expense associated with some of these strategies, we may not pursue some of these strategies unless our revenue increases significantly or we are able to raise equity or debt financing to adequately fund these strategies. There can be no assurance that we will pursue any or all of the strategies below or, if pursued, that any of such strategies will be successful.

DIVERSIFY CLIENT BASE

         We have a goal to continue to diversify our client base, both in terms of the number of clients and the number of contracts within any particular client. In fiscal 2005 we adopted a new corporate visual identity and are using this to integrate all of our marketing efforts and advertising. We have also increased our visibility at industry trade shows and in industry publications through print advertisements and publicity campaigns. Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. This trend continues in the fiscal year ended June 30, 2006, in which our top two clients represented 50% of our revenue compared to 40% during the fiscal year ended June 30, 2005. However, as a result of ongoing business development efforts, we have added 10 new clients to our client base during the fiscal year ended June 30, 2006, compared to 5 new clients in fiscal 2005, and we continue to diversify the total number and types of study contracts.

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During fiscal 2006, the Company held a total of 76 active contracts, compared to
62 active contracts in fiscal 2005, a 22.6% increase. Management believes, therefore, that as a result of these continuing business development activities, we will incrementally diversify our client base and spread our revenues across a larger number of clients and a larger number of individual study contracts.

         Nevertheless, despite these trends, our largest client in fiscal 2006 individually accounted for approximately 36% and 23% of our total revenue in fiscal 2006 and 2005, respectively, while our largest client in fiscal 2005 accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our five largest clients represented approximately 74% and 67% of total revenue in fiscal 2006 and 2005, respectively. Because our revenue has historically been concentrated in one or two large clients, we can be materially adversely impacted by any delays in undertaking clinical studies or submitting samples for testing services, including any early termination or reductions in work orders or clinical studies, or any decreases in the volume or timing of new work orders. In fiscal 2007 we will continue to actively pursue business development and marketing activities to broaden our client and revenue base.

INCREASE SPECIALTY AREAS

         In addition to our core specialties of cardiovascular disease and bone and joint diseases, our goal is to further expand our specialty laboratory expertise within related areas where we have a competitive advantage of existing in-depth expertise. This includes diabetes, obesity, metabolic syndrome, rheumatoid and osteo arthritis, and related inflammatory diseases.

ADD GLOBAL CENTRAL LABORATORY CAPABILITY

         We believe that in the central laboratory services business it is important to provide a broad geographic base as most clinical drug development programs are global. Through partnering with a major central laboratory with a large established client base and existing infrastructure for managing clinical studies globally, we believe that we can compete with other central laboratories that have offices, monitoring sites and laboratories in many countries around the globe. In fiscal 2005, we entered into a joint marketing arrangement with Quintiles Transnational Corp. We have continued to refine this relationship through joint workshops held in fiscal 2006. In fiscal 2007 we expect to build on this relationship by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services. We believe that this joint marketing relationship can provide a unique advantage of combining both scope and depth in quality specialty testing service.

ACQUISITIONS AND STRATEGIC RELATIONSHIPS

         Our clients and our competitors have experienced significant consolidation over the last several years and we expect that trend to continue. The uncertainty caused by the consolidation trend may result in other companies in the industry seeking to form strategic relationships or joint ventures or to be acquired in order to stay competitive. This may make it possible for us to make strategic acquisitions that are complementary to our existing services and that expand our ability to serve our clients. We are also exploring other strategic alternatives for our business and operations, which may include joint ventures, co-marketing relationships, or other strategic relationships especially with diagnostic companies with emerging or proprietary technologies. Additionally, we will evaluate, as appropriate, any potential business combinations involving our company as a whole, or involving a portion of our assets.

UPGRADING INFORMATION TECHNOLOGY AND BACK-UP SYSTEMS

         We are currently focusing a significant portion of our capital expenditures and investments in carefully selected hardware and software products, information technology systems and networks. During fiscal 2006, we invested in our laboratory information system, including the initial phase implementation of the ClinAxys II Laboratory Information System. The installation of this new system should streamline and improve our project and data management capabilities. In fiscal 2007, we expect to complete the ClinAxys II Laboratory Information System implementation and will continue to invest in the improvement of our information systems. We believe capital improvements in these areas are important to meet the changing demands of drug development by improving and facilitating our data reporting, testing data capacity and efficiency and the overall service to and communications with our clients.

         In fiscal 2006, to provide our clients with the confidence that we can minimize the impact of local power outages, we invested in redundant or back-up systems. In fiscal 2005 we acquired and in fiscal 2006 have begun to use a back-up electrical generator. In addition, we have added and anticipate completing redundant or back-up CO2 systems for all of our individual freezers to protect samples stored in those freezers.

SERVICES

SPECIALTY REFERENCE LABORATORY SERVICES

Our specialty reference laboratory in Seattle, Washington has established itself as a technical leader due to our strong expertise in certain core areas. Our three general areas of expertise include:

     o cardiovascular disease (dyslipidemia, atherosclerosis, and coronary heart disease),
     o    diabetes, metabolic syndrome, and obesity, and
     o bone and joint diseases (osteoporosis as well as osteo and rheumatoid arthritis).

Management believes that among prospective new drugs, these areas of expertise represent three of the top ten areas of focus by the pharmaceutical industry.

With respect to cardiovascular disease, we are one of the leaders in lipid services for clinical drug development in the U.S. Our expertise is concentrated on the measurement of cardiovascular disease markers, especially cholesterol and lipoproteins, including HDL, LDL, HDL and LDL subfractions, remnant cholesterol, apolipoproteins, Lp(a), and lipoprotein fraction compositions. Furthermore, the Pacific Biometrics Research Foundation, a non-profit organization affiliated and co-located with PBI, is one of only three U.S. standardization centers in the Cholesterol Reference Method Laboratory Network sponsored by the Centers for Disease Control and the National Heart, Blood & Lung Institute. There are only ten such laboratories worldwide.

We are enhancing our activities in the area of diabetes and related disorders, notably obesity and metabolic syndrome. Metabolic syndrome is a collection of abnormalities that include central obesity, dyslipidemia (low HDL cholesterol and high triglycerides), insulin resistance, pre-diabetes and pre-hypertension. In the U.S. the prevalence of metabolic syndrome is estimated at 47 million individuals (Heart Disease and Stroke Statistics - 2006 Update, American Heart Association). People with metabolic syndrome are at increased risk for cardiovascular disease and associated morbidity and mortality and as a result, this population is coming under increased scrutiny for pharmacological intervention. Because of our established strengths in testing for lipids, cardiovascular risk and diabetes, we believe we are well-positioned to take advantage of this emerging area of pharmaceutical drug development. Moreover, we are expanding our test menu in areas related to diabetes and metabolic syndrome, notably in testing for markers of inflammation.

We are active in promoting the standardization of bone metabolism biomarkers, and are involved in technologies for monitoring treatment response in diseases such as osteoporosis. We have used our expertise in osteoporosis-indicating bone-biomarker assays to manage the first proficiency-testing programs for bone-resorption markers. In the areas of bone metabolism and women's health, we also specialize in the measurement of hormones, and our menu of biochemical markers includes pyridinolines, various C- and N- terminal telopeptides, procollagens, osteocalcin and bone-specific alkaline phosphatase. Moreover, in recent years we have actively expanded our test menu to include biochemical markers of cartilage turnover as relating to drug development for arthritis, and we have performed specialty testing to support clinical drug development of drugs for rheumatoid arthritis and osteoarthritis.

In connection with these stated areas of expertise, we offer a variety of services through our specialty reference laboratory, including

     o    clinical study testing services,
     o    development of laboratory reference methods,

     o    development of clinical trial protocols, and
     o    contract research and development.

Our involvement with clients frequently begins at the protocol design stage. Clinical trial support includes coordinating the collection and receipt of specimens from investigative sites, processing the samples, generating test databases and reporting the consolidated data to study sites and sponsors. The extensive knowledge we have in test development and our close collaboration with diagnostic manufacturers, frequently allow us to offer novel tests to our clinical research clients before such tests are commercially available.

CENTRAL LABORATORY SERVICES

Coupled with our expertise in specialty testing we also provide central laboratory services. The full-service central laboratory support for multi-center clinical trials includes project management and routine safety lab tests (general chemistry, hematology and urinalysis). Our operations support clinical trials by producing study-specific specimen collection supplies, coordinating collection and the receipt of specimens from clinical sites, processing the samples, generating test databases, and reporting data to sites and sponsors.

We generally provide full-service central laboratory services in support of Phase I and Phase II FDA clinical trials. These trials are typically smaller and more geographically focused than Phase III trials.

Through our joint marketing relationship with Quintiles Laboratories in providing centralized specialty lab testing services, we intend to compete with other central laboratories that have offices, monitoring sites and laboratories in countries around the globe, both for Phase I and Phase II trials, as well as Phase III and Phase IV trials. In fiscal 2007, we expect to build on this relationship with Quintiles by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services. In fiscal 2006, we did not realize significant financial benefit from our relationship with Quintiles and there is no guarantee that the relationship will successfully generate expected revenue.

TECHNOLOGIES AND PRODUCTS

During fiscal 2004, we formed a new wholly owned subsidiary, PBI Technology, Inc., for the purpose of holding, developing and seeking commercialization of certain of our technologies and intellectual property portfolio, including our isothermal DNA amplification method (LIDA), our Cell Viability technology, and our Osteopatch(TM) and Saliva Sac(R) diagnostic devices. These technologies are described in more detail below.

MOLECULAR TECHNOLOGIES

         PBI Technology owns DNA-based proprietary technologies, processes and equipment. This novel intellectual property (patented and patent-pending) includes a proprietary isothermal DNA amplification method (LIDA) and a genetic method for distinguishing live from dead cells (Cell Viability).

         As of June 30, 2006, these technology assets still require additional development prior to commercialization and their future value, as well as timing of their ongoing development, is dependent upon additional capital being available to fund continuing research and development. We expect to need additional capital to fund continuing research and development efforts related to these technologies, and there are no assurances that such funds will be available to us. We are actively seeking commercial partners interested in co-development or licensing of our technologies. If we are unable to find commercial partners or to obtain suitable financing to continue research and development efforts, commence the regulatory approval process (where applicable) and commercialization of the technologies, we are unlikely to continue pursuing development efforts related to these technologies.

         While we intend to continue to pursue development efforts, partnership, licensing or other means to realize the value of these intangible assets, in fiscal 2004 we determined that the value of these assets may not be recoverable over their remaining useful lives, and thus the value of these assets should be written off on our financial statements. Accordingly, we wrote off the entire balance ($476,874) of technology assets as of June 30, 2004.

         Although we believe these technologies are valuable assets, we may not be able to successfully develop these technologies and they may not generate revenue. In addition, even if we are ultimately successful in developing products from these technologies, some of those products would likely be subject to regulatory approval, and could always be the subject of litigation or other claims from competitors or others with respect to such products or the patents and methodologies upon which they are based.

DIAGNOSTIC DEVICE TECHNOLOGIES

         During the 1990's, we developed an intellectual property position in sweat and saliva collection technologies. In 1998, due to lack of funding and our failure to obtain FDA approval for resultant products, we suspended all further development efforts relating to these technologies and products. We subsequently wrote off the value of these assets on our balance sheet in 1999. We believe there may be potential commercial application for some of these technologies, and we have recently engaged outside consultants to resume business development efforts related to the saliva and sweat collection technologies.

         Set forth below is a brief description of some of these diagnostic device technologies:

         SALIVASAC(R) - SALIVA COLLECTION & PROCESSING DEVICE. This proprietary device, developed by us, collects a non-invasive saliva sample that may be able to replace blood and urine testing in various applications. The SalivaSac(R), as a sample collection device, can be combined with currently available testing technologies to permit new, non-invasive diagnostic test applications. We believe the SalivaSac(R) design has the potential to lend itself to point-of-care diagnostic applications, including as a screening product to detect diabetes in the general population.

         OSTEOPATCH(TM) SWEAT COLLECTION DEVICE FOR MONITORING MARKERS OF BONE METABOLISM. This patented technology involves a method to measure the presence or absence of markers, typically cross-linked amino acids such as pyridinoline, from body fluids such as sweat. The presence of these markers can be considered useful to support the diagnosis of certain bone disease states such as osteoporosis, and as an adjunct to monitor response to treatment in such bone diseases.

OTHER INTELLECTUAL PROPERTY

         In addition to the patented technologies, we have developed certain computer software and internal procedures and products intended to enhance the quality and effectiveness of our services. Although our intellectual property rights are important to our results of operations, we believe that such factors as the technical expertise, knowledge, ability and experience of our laboratory professionals are more important, and that, overall, these technological capabilities provide significant benefits to our clients.

CLIENTS / MARKETING

We provide specialty reference and central laboratory services to, among others, the pharmaceutical, biotechnology, and laboratory diagnostic industries. We also act as a subcontractor for large central laboratories for our specialty reference laboratory services. In fiscal years 2006 and 2005, our clients included companies ranging from the world's largest pharmaceutical companies and biotechnology companies to small and start-up organizations. Historically, our largest two clients in any individual fiscal year have represented in excess of 50% of our revenue. During the fiscal year ended June 30, 2006, our top two clients represented 50% of our revenue as compared to 40% during the fiscal year ended June 30, 2005. Our largest client in fiscal 2006 individually accounted for approximately 36% and 23% of our total revenue in fiscal 2006 and 2005, respectively, while our largest client in fiscal 2005 accounted for approximately 23% and 36% of our total revenue in fiscal 2005 and 2004, respectively. Revenue from our five largest clients represented approximately 74% and 67% of total revenue in fiscal 2006 and 2005, respectively.

Our scientific expertise is an integral and interrelated part of our marketing and sales process. Our Chief Scientific Officer and our Chief Medical Officer are directly involved in sales and marketing through company capability and scientific presentations as well as consultation with pharmaceutical clinical teams beginning at the protocol design stage. Our extensive knowledge in test development and our close collaboration with diagnostic manufacturers frequently allow us to offer novel tests to our clinical research clients before such tests are commercially available. Additionally, our affiliation with the Centers for Disease Control through Pacific Biometrics Research Foundation, which allows us to participate in the development of reference methods, creates further expertise that we can bring to bear on our clients' testing needs. By marketing and selling our expertise, we believe we have a competitive advantage over our competitors.

CONTRACTUAL ARRANGEMENTS

Our contracts with clients are, for the most part, either fixed price or fee-for-service with a cap. To a lesser extent, contracts are fee-for-service without a cap. In cases where the contracts are fixed price, we generally bear the cost of overruns, but we benefit if the costs are lower than we anticipated. In cases where our contracts are fee-for-service with a cap, the contracts contain an overall budget for the trial based on time and cost estimates. If our costs are lower than anticipated, the client generally benefits from the savings. If our costs are higher than estimated, we bear the responsibility for the overrun unless the increased cost is a result of a change requested by the client, such as an increase in the number of patients to be enrolled or the type or amount of data to be collected. Contracts may range from a few months to several years depending on the nature of the work performed. For most contracts, a portion of the contract fee is paid at the time the study or trial is started with the balance of the contract fee payable in installments upon the progress of the work completed or achievement of milestones over the study or trial duration. We recognize revenue in the period that we perform the related services.

As of June 30, 2006, we have master contract service agreements with nine of our largest clients. Under these master service agreements, we perform laboratory research services based on work orders submitted to us by the client. There is no guaranteed minimum number of work orders or revenue to us under either agreement. Each work order is separately negotiated with the client and is usually limited to a specific project with limited duration.

Most of our contracts may be terminated at any time by the client either immediately or upon notice. Our contracts typically entitle us to receive payment for services performed by us up to the time of termination and reimbursement for out-of-pocket costs incurred prior to termination. In certain limited instances, our contracts also entitle us to a termination fee or payment for the costs of winding down the terminated projects.

Most of our contracts also provide for the client to indemnify us for any third party damages and claims arising from our providing services under the contract. The typical exception to this is that no indemnification will be provided if the damage or claim results from our negligence or intentional misconduct.

COMPETITION

The specialty reference and central laboratory services industries have many participants ranging from small, limited-service providers to a limited number of full-service laboratories with global capabilities.

For specialty reference laboratory services in our areas of expertise, we primarily compete against other full-service and limited service specialty and central laboratory services organizations and, to a lesser extent, laboratories in academic centers. Many of these organizations have significantly greater resources than we do with somewhat different focus and business targets. Our significant competitors in specialty reference laboratory services include Synarc, Inc., MRL/PPD, MedPace, NW Lipid Laboratory, Esoterix Inc., Linco Diagnostics, Liposcience, Atherotech, ARUP, and the Mayo Clinic.

In the full-service central laboratory service area, we primarily compete with much larger full-service central laboratories with significantly greater resources than we do and many have international operations. Our significant competitors in central laboratory services include Covance Central Laboratory Services, Inc., ICON Laboratories, Quintiles Transnational Corp., CRL - Medinet, MDS Inc. and Quest Diagnostics Incorporated, and Lab Corp among others. As discussed above, in fiscal 2005 we entered into a joint marketing arrangement with Quintiles Transnational and in fiscal 2007 we expect to build on this relationship by expanding joint business development efforts and implementing operational integration in certain areas that will lead to streamlined services.

There is significant competition for clients on the basis of many factors for both specialty reference and full-service central laboratory services, including

     o    technological expertise and efficient drug development processes,
     o    financial stability,
     o    reputation for on-time quality performance,
     o    strengths in various geographic markets and global reach,
     o ability to manage large-scale clinical trials both domestically and internationally,
     o expertise and experience in specific areas, o scope of service offerings,
     o    price,
     o ability to acquire, process, analyze and report data in a timely and accurate manner,
     o    size, and
     o    expertise and experience in health economics and outcomes services.

While size and global reach are more important competitive factors in the central laboratory services business, we believe that technological expertise is more important for specialty reference laboratory services. Except as to size and international capacity, where we know certain other competitors have an advantage, we believe we compete very favorably in a majority of these areas, particularly with respect to our technical expertise in our three specialty areas.

GOVERNMENT REGULATION

Our laboratory services are subject to various regulatory requirements designed to ensure the quality and integrity of our laboratory testing in support of clinical trials. The industry standards for conducting clinical laboratory testing are embodied in the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). As a medical test site in the State of Washington, we have established quality assurance programs at our laboratory facilities which monitor ongoing compliance with CLIA. In addition, we are a College of American Pathologists ("CAP") or CAP-certified test site. This certification provides monitoring for CAP and CLIA compliance by CAP on a yearly basis.

The industry standards for conducting preclinical laboratory testing are embodied in the Good Laboratory Practices ("GLP") regulations as defined by the FDA. Although we do not perform testing related to preclinical research, we do comply with specific sections of the GLP regulations, at our discretion, when it is either important to our clients or is determined by management as advantageous to our quality assurance program.

Our clinical laboratory services are subject to industry standards for the conduct of clinical research and development of studies that are embodied in the regulations for Good Clinical Practice ("GCP"). The FDA requires that test results submitted to such authorities be based on studies conducted in accordance with GCP. Noncompliance with GCP can result in the disqualification of some or all of the data collected during the clinical trial, as well as precipitate a full investigation of all previous and current regulatory submissions.

We are subject to licensing and regulation under federal, state and local laws relating to workplace hazard communications and employee right-to-know regulations, the handling and disposal of medical specimens and hazardous waste and radioactive materials, as well as the safety and health of laboratory employees. Our laboratory is subject to applicable federal, state and local laws and regulations relating to the storage and disposal of all laboratory specimens including, but not limited to, the regulations of the Environmental Protection Agency, the Nuclear Regulatory Commission, the Department of Transportation, the National Fire Protection Agency and the Resource Conservation and Recovery Act. Although we believe that we are currently in compliance in all material respects with such federal, state and local laws, failure to comply could subject us to denial of the right to conduct business, fines, criminal penalties and other enforcement actions.

In addition to its comprehensive regulation of safety in the workplace, the Occupational Safety and Health Administration has established extensive requirements relating to workplace safety for health care employers whose workers may be exposed to blood borne pathogens such as HIV and the hepatitis B virus, as well as radiation. Our employees receive initial and periodic training focusing on compliance with applicable hazardous materials regulations and health and safety guidelines.

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In the past few years, both the United States and foreign governments have become more concerned about the disclosure of confidential personal data. The European Union prohibits the disclosure of personal confidential information, including medical information, to any entity that does not comply with certain security safeguards. The U.S. Department of Health and Human Services recently promulgated final regulations under the Health Insurance Portability and Accountability Act of 1996 ("HIPAA") that will govern the disclosure of confidential medical information in the United States. We do not process IIHI (Individually Identifiable Health Information) during any phase of our business practices related to clinical testing. We therefore are currently exempt from HIPAA regulations.

The regulations of the U.S. Department of Transportation, the U.S. Public Health Service and the U.S. Postal Service apply to the surface and air transportation of laboratory specimens. We also comply with the International Air Transport Association regulations, which govern international shipments of laboratory specimens. Furthermore, when materials are sent to a foreign country, the transportation of such materials becomes subject to the laws, rules and regulations of such foreign country.

LAURUS DEBT INVESTMENTS

In fiscal 2004 and 2005, we entered into two financing arrangements with Laurus Master Fund, Ltd. ("Laurus"), a New York City based investment fund, for a total of $4 million of secured convertible debt financing. In fiscal 2005, we amended the terms of these financing arrangements, to extend and defer principal payments and to waive certain defaults, all as described below.

LAURUS DEBT INVESTMENT--MAY 2004 $2.5 MILLION SECURED CONVERTIBLE NOTE

         Effective May 28, 2004, we entered into our first financing arrangement with Laurus, consisting of a $2.5 million secured convertible note with a term of three years (the "2004 Note"). In connection with the financing, we also issued to Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 exercisable at any time prior to May 28, 2011.

         Under the terms of the 2004 Note, we started making monthly payments of accrued interest only beginning on July 1, 2004. In addition, the 2004 Note provided for monthly payments of principal in the amount of $83,333.33, plus accrued interest, to commence December 1, 2004. The 2004 Note bears interest at an initial rate equal to the prime rate plus two percent (2%). This is a variable interest rate that was 8.25% and 10.25% for fiscal years ending June 30, 2006 and 2005, respectively. For any cash payments we are required to make on the 2004 Note (e.g., any amounts due that are not converted into common stock), we are required to pay an amount equal to 102% of the principal amount due (i.e., a payment of $85,000 reduces the principal balance by $83,333). In addition, we can prepay the 2004 Note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

         Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the 2004 Note into shares of our common stock at an initial conversion price of $1.06 per share. The note conversion price is subject to certain antidilution adjustments, including full ratchet antidilution if we issue convertible or equity securities at a price per share less than the conversion price. In addition, for each monthly payment under the 2004 Note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, when certain conditions are present.

         As security for the obligation to Laurus, we and each of our subsidiaries granted Laurus a blanket security interest in all of our assets, and we entered into a stock pledge with Laurus for the capital stock in all of our subsidiaries.

         In conjunction with the financing, we paid fees and expenses of approximately $193,500 in cash and reserved $100,000 for potential payments due to Source Capital, our broker, upon the conversion of principal to common stock. The total amount of $293,500 has been amortized to other expense at the rate of approximately $8,153 per month over the 36-month life of the 2004 Note, beginning June 2004. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the 2004 Note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share. See "Note 8 to Notes to Consolidated Financial Statements."

         Through June 30, 2006, Laurus has converted a total of $710,200 in principal on the May 2004 Note, leaving a remaining principal balance on the note of $1,789,800.

LAURUS WAIVER REGARDING 2004 NOTE

         On December 1, 2004, we owed our first repayment of principal to Laurus on the 2004 Note. Prior to December 1, 2004, we initiated discussions with Laurus for a six-month deferral on all principal payments and we did not make the principal payments on either December 1, 2004 or January 1, 2005. On January 31, 2005 Laurus formally agreed to the six-month deferral and also waived all events of default, including the failure by us to make our scheduled amortization payments in December and January. Laurus agreed that we would not be required to pay the principal portion of any monthly amount due for the six-month period from December 2004 through May 2005, and instead such deferred principal amounts would be due on May 1, 2007, the maturity date of the 2004 Note. There was no change in the interest rate charged by Laurus on the unpaid principal.

         In consideration for the principal payment deferral and the waiver on the 2004 Note, we issued an additional common stock purchase warrant to Laurus to purchase up to 200,000 shares of common stock at an exercise price of $1.48. The warrant expires on January 31, 2009. See "Note 12 to Notes to Consolidated Financial Statements."

LAURUS DEBT INVESTMENT - JANUARY 2005 $1.5 MILLION SECURED CONVERTIBLE NOTE

         Effective January 31, 2005, we entered into our second debt financing arrangement with Laurus, consisting of $1.5 million secured convertible note with a term of three years (the "2005 Note"). The terms of the 2005 Note are similar to the terms of the 2004 Note. In connection with the financing, we also issued to Laurus a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37 per share exercisable at any time prior to January 31, 2010.

         Under the terms of the 2005 Note, we started making monthly payments of accrued interest only beginning on March 1, 2006. In addition, the 2005 Note provides for monthly payments of principal in the amount of $50,000, plus accrued interest, commencing August 1, 2006. The 2005 Note bears interest at an initial rate equal to the prime rate plus two percent (2%). This is a variable interest rate that was 8.25% and 10.25% for fiscal years ending June 30, 2006 and 2005, respectively. For any cash payments made on the 2005 Note (e.g., any amounts due that are not converted into common stock), we are required to pay an amount equal to 102% of the principal amount due (i.e., a payment of $51,000 reduces the principal amount by $50,000). In addition, we can prepay the 2004 Note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

         Laurus has the option to convert any or all of the outstanding principal and accrued interest on the 2005 Note into shares of our common stock at an initial conversion price of $1.17 per share. The note conversion price is subject to certain antidilution adjustments, including full ratchet antidilution if we issue convertible or equity securities at a price per share less than the conversion price. In addition, for each monthly payment under the 2005 Note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, when certain conditions are present.

         As security for the obligation to Laurus, we and each of our subsidiaries granted Laurus a blanket security interest in all of our assets, and we entered into a stock pledge with Laurus for the capital stock in all of our subsidiaries.

         In conjunction with the financing, we paid fees and expenses of approximately $108,000 in cash and reserved $60,000 for potential payments due to Source Capital, our broker, upon the conversion of principal to common stock. The total amount of $168,000 has been amortized to other expense at the rate of approximately $3,167 per month over the 36-month life of the 2006 Note, beginning February 2006. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the 2006 Note are converted into common stock, for up to 105,263 shares of common stock at an exercise price of $1.37 per share. See "Note 8 to Notes to Consolidated Financial Statements."

LAURUS DEFERRAL AND EXTENSION - 2004 NOTE AND 2005 NOTE

         On May 6, 2005, we and Laurus amended the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. With respect to the 2004 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on May 28, 2008, and (b) defer 12 months of principal payments (originally due June 1, 2005 through May 1, 2006) to be paid monthly beginning June 1, 2007 through May 1, 2008. With respect to the 2005 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on January 31, 2009, and (b) defer 12 months of principal payments (originally due August 1, 2005 through July 1, 2006) to be paid monthly beginning February 1, 2008 through January 1, 2009, with the balance on the 2005 Note to be paid in full on January 31, 2009.

         As a result of these amendments, the first repayments of principal owed to Laurus on the 2004 and 2005 Notes are now June 1, 2006 and August 1, 2006, respectively and the maturity dates for the 2004 and 2005 Notes are now May 1, 2008 and January 1, 2009, respectively. There was no change in the interest rate charged by Laurus on the unpaid principal. Furthermore, commencing as of May 31, 2005 we adjusted the amortization schedules for the 2004 Note and 2005 Note related to the beneficial conversion feature, stock purchase warrants and deferred finance costs. Deferred finance costs are now being amortized at $5,509 and $3,422 per month for the 2004 and 2005 Notes, respectively. The amortization of the beneficial conversion feature and the warrants are now being amortized at $47,912 and $22,846 per month for the 2004 and 2005 Notes, respectively.

         In consideration for the principal payment deferral and the extension of the 2004 and 2005 Notes, we issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of our common stock at an exercise price of $1.05. The warrant expires on May 6, 2010. See "Note 12 to Notes to Consolidated Financial Statements."

LAURUS CONVERSIONS

         Through June 30, 2006, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,789,800. The original principal amount of $1,500,000 on the 2005 Note remains the same. With these principal conversions, repayments of principal on the 2004 Note are now scheduled to begin in February 2007 at a rate of approximately $41,000 for the first month and approximately $85,000 for each month thereafter. Payments on the 2005 Note of $51,000 per month commenced in August 2006. Any future conversions of principal by Laurus on either Note will further reduce our repayment obligations.

FINANCIAL DERIVATIVES - BENEFICIAL CONVERSION FEATURE AND WARRANTS

         In fiscal years 2004 and 2005, we estimated the valuation of the beneficial conversion feature and the warrants for the May 2004 and January 2005 Notes in accordance with EITF 00-27 and EITF 98-5, using the Black-Scholes pricing model and other assumptions deemed reasonable by management. We corrected our accounting for derivative financial instruments, for the May 2004 and January 2005 Notes, to conform to the requirements of Statements of Accounting Standards No. 133, as amended, and Financial Accounting Standards Board Emerging Issues Task Force (EITF) No. 00-19. Embedded beneficial conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments, the May 2004 and January 2005 Notes, and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value. We restated prior fiscal years results to conform to the requirements of the Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. Net fair value adjustments included in earnings (loss) related to these instruments amounted to $298,616 and ($265,928) for the fiscal year ending June 30, 2006 and 2005, respectively. Accordingly, the balances for fiscal years 2004 and 2005 have been restated and balances for fiscal 2006 correctly accounted for. See "Note 16 to Notes to Consolidated Financial Statements."

EMPLOYEES

At September 30, 2006, we had 53 full-time employees, 2 part-time employee, 1 temporary, and 1 contract employees for a total of 57 employees, 44 of who were employed in laboratory operations, laboratory administration and client services (including our Chief Scientific Officer), 4 were employed in sales, marketing and business development, and 9 were employed in administrative capacities. One of our employees holds an M.D. degree, six others hold Ph.D. degrees, and two others hold masters degrees or other postgraduate degrees. None of our employees are represented by labor unions. We believe that our relationships with our employees are good.

PROPERTIES

We lease approximately 15,000 square feet of office and laboratory space in Seattle, Washington for our executive offices and laboratory. This lease has a term of ten years, expiring on October 31, 2007, and carries an average annual rental of approximately $234,000 through the remainder of the lease term subsequent to June 30, 2006.

We believe the leased premises are suitable and adequate for their current intended use. In the opinion of management, the leased premises are adequately covered by insurance. We do not own any real property. We do not have a policy pertaining to investments in real estate. Our current practice is to invest solely in short-term money market securities.

LEGAL PROCEEDINGS

We are not a party to any pending material legal proceedings.

                                   MANAGEMENT

Our directors and executive officers as of October 20, 2006 were as follows:

                       NAME                    AGE                          POSITION
         ----------------------------------  -------  ---------------------------------------------------
         Ronald R. Helm                        55       President, Chief Executive Officer and Director
         Dr. Elizabeth Teng Leary              58                   Chief Scientific Officer
         Dr. Mario Ehlers                      47                    Chief Medical Officer
         John P. Jensen                        50                          Controller
         Michael P. Murphy                     52              Senior Vice-President, Operations
         Terry M. Giles                        58                           Director
         Paul G. Kanan                         60                           Director
         Richard W. Palfreyman (1)(2)          64                           Director
         Curtis J. Scheel (1)(2)               47                           Director

         ----------
         (1)  Member of Audit Committee
         (2)  Member of Compensation Committee

Our board of directors currently consists of five directors. Currently, two directors are considered "independent" within the meaning of the listing standards of The NASDAQ Stock Market.

Officers are appointed by the board of directors. Each executive officer named above will serve until his or her successor is appointed or until his or her earlier death, resignation or removal. There are no family relationships between any of the directors and executive officers.

DIRECTORS:

Set forth below is biographical information for each of our current directors.

----------------------- ------------------------------------------------------------------------------------- ------------
                                                                                                               DIRECTOR
   NAME OF DIRECTOR                                    POSITION / BACKGROUND                                     SINCE
----------------------- ------------------------------------------------------------------------------------- ------------
Ronald R. Helm          Ronald R. Helm has served as our Chairman and Chief Executive Officer and a              2002
                        Director since August 28, 2002.  From 1996 to August 28, 2002, Mr. Helm served as the Chairman and CEO of Saigene Corporation, and served on the board of directors of Saigene until January 2004.  Mr. Helm was previously in a private law practice with the California law firm of Helm, Purcell & Wakeman.  Mr. Helm was a Senior
                        Vice-President and General Counsel for ComputerLand Corporation and also served as the Managing Director of ComputerLand Europe.  Prior to that, Mr. Helm was the
                        Associate Dean for Development and a Professor of Law at Pepperdine University
                        School of Law.  He received his B.S.Ed from Abilene Christian University and his
                        J.D. from Pepperdine University School of Law.

Paul G. Kanan           Paul G. Kanan has served as a Director since July 1996, and previously served as         1996
                        President and Chief Executive Officer from October 1996 through August 2002.  Mr.
                        Kanan served as President and Chief Executive Officer of our wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation, from October 1996 through August 2002, and as President and a director of BioQuant from October 1993 through August 2002.  Since May 2001, Mr. Kanan has served as Vice President of
                        Operations and Chief Financial Officer of Agensys, Inc., a biotechnology firm in
                        California.  Mr. Kanan is also an officer and director of CEO Advisors, a health care consulting firm that he co-founded in 1992.  Mr. Kanan received his B.S.E.
                        degree from the University of Michigan and an M.B.A. degree from Harvard University
                        Graduate School of Business.

Terry M. Giles          Terry M. Giles was elected to the Board of Directors in September 2003.  Mr. Giles       2003
                        previously served on our Board of Directors from 1995 to 2001.  Mr. Giles currently is in private law practice in California, and is also an adjunct professor with the
                        Pepperdine University School of Law.  Mr. Giles currently also serves as Chairman of Giles Enterprises, a private holding company for various business enterprises, as Chairman of the Board of Landmark Education Corporation, a private company providing seminars on personal growth and responsibility, as Chairman of Mission
                        Control Productivity, Inc., a private company, and as the owner of GWE, LLC, a private company specializing in lender financing.  Mr. Giles serves on the
                        Pepperdine University Board of Regents and is a member of the Board of Visitors for the Pepperdine University School of Law.  Mr. Giles also serves on the board of directors of The Terry M. Giles Foundation, a charitable foundation.  Mr. Giles received his B.A. from California State University at Fullerton and his J.D. degree from Pepperdine University School of Law.

Richard W.              Richard W. Palfreyman became a Director effective on August 28, 2002, and currently      2002
Palfreyman              serves on our Audit Committee and Compensation Committee.  Mr. Palfreyman is
                        currently the President, CEO and Director of the Relax the Back Corporation,
                        serving since November 2001.  Mr. Palfreyman's prior business positions include serving as President and Chief Executive Officer of BackSaver Acquisitions
                        Corporation from November 2001 to October 2002, as Chief Operating Officer and
                        Chief Financial Officer of Spafinder, Inc. from October 2000 to August 2001, as
                        Chief Operating Officer of Spectra Entertainment Corporation from October 1996 to
                        June 2000.  He has also served as President and Chief Executive Officer of the
                        Photo & Sound Corporation and as the Chief Financial Officer of ComputerLand
                        Corporation.  Mr. Palfreyman holds a B.S. degree in Economics and an M.B.A. from the University of Utah.

----------------------- ------------------------------------------------------------------------------------- ------------
                                                                                                               DIRECTOR
   NAME OF DIRECTOR                                    POSITION / BACKGROUND                                     SINCE
----------------------- ------------------------------------------------------------------------------------- ------------
Curtis J. Scheel        Curtis J. Scheel became a Director effective on January 1, 2006, and currently           2006
                        serves on our Audit Committee and Compensation Committee.  Mr. Scheel currently serves as the Chief Operating Officer of Ritz Camera Centers, serving since January
                        2003.  Mr. Scheel's prior business positions include President and Chief Financial
                        Officer of Cameraworld.com from December 1999 to May 2002 and Director of National
                        Marketing, Technology Division, Deutsche Financial Services Corp. from July 1996 to
                        December 1999.  He has also served as Vice President and Chief Financial Officer at
                        Artisoft, Inc. from September 1995 to June 1996 and Vice President and Treasurer at
                        Microage, Inc. from September 1989 to 1995.  Mr. Scheel holds a B.B.A. and an
                        M.B.A. from the University of Wisconsin-Madison.

EXECUTIVE OFFICERS:

In addition to Mr. Helm, following is biographical information for our other executive officers. Mr. Helm's biographical information is set forth above under "Directors."

Elizabeth Teng          Dr. Elizabeth Leary has served as our Chief Scientific Officer since 2000, prior to
Leary, Ph.D,            which Dr. Leary was our Vice President of Laboratory Services from 1998.  Dr. Leary
DABCC                   co-founded Pacific Biometrics Inc., a Washington corporation (PBI-WA), in 1989 and from 1989 to 1998, she was Vice President and Director of the Laboratory Division of
                        PBI-WA. In l989, Dr. Leary also co-founded the Pacific Biometrics Research Foundation
                        (PBRF), a non-profit corporation affiliated with us, and currently serves as the director of the CDC Cholesterol Reference Network Laboratory at PBRF (one of eleven such reference laboratories in the world). Prior to joining Pacific Biometrics, Dr.
                        Leary served as a director of clinical chemistry and industry consultant for 13 years.
                        She is a diplomat of the American Board of Clinical Chemistry. She is past chair of the Pacific Northwest chapter of American Association for Clinical Chemistry (AACC)
                        and the Lipids and Vascular Disease Division of AACC, and past president of the North
                        America Chinese Clinical Chemist Association. She has published over 80 articles in peer-reviewed journals and books and is a recipient of several grants and awards. Dr.
                        Leary received her B.A. from the University of California at Berkeley and her Ph.D. in
                        Biochemistry from Purdue University. She is a graduate of the post-doctoral training program in clinical chemistry at the University of Washington Department of Medicine.

Mario R. Ehlers,        Dr. Mario Ehlers has served as our Chief Medical Officer since September 2002.  From
M.D., Ph.D.             June 1998 to September 2002, Dr. Ehlers was the Vice President and Chief Medical
                        Officer of Restoragen, Inc., a privately-held biotechnology company. Subsequently, in
                        December 2002, Restoragen, Inc. filed for chapter 11 reorganization and bankruptcy protection. Prior to 1998, Dr. Ehlers has 11 years of experience in academic research.
                        He was formerly chairman of an academic department at the University of Cape Town
                        Medical School in South Africa and an instructor in biochemistry at Harvard Medical
                        School. He is author to over 40 publications, two patents and two additional patent applications, with an international reputation in research on ACE and related proteases and in mycobacterial infectious diseases. Dr. Ehlers received both his MBChB
                        (M.D. equivalent) and Ph.D. degrees from the University of Cape Town in South Africa.

Michael P. Murphy,      Dr. Michael Murphy has served as our Senior Vice-President, Operations since May, 2005.
Ph.D.                   From June 1999 to May 2005, Dr. Murphy served as Director, Laboratory Operations,
                        Regional CMBP Account Executive, and Technical Director of Laboratory Corporation of
                        America. He served as Director of Laboratory Services from 1998 -1999 at Pacific
                        Biometrics, Inc. before returning to the commercial clinical diagnostic laboratory industry. From November 1993 through November 1997, Dr. Murphy was Technical Director for Laboratory Corporation of America. Prior to 1993 he served as Laboratory Director for

                        Eastern Maine Medical Center and Director, Professional Services at Compulab
                        Corporation. His experience includes various environments such as clinical diagnostic, commercial reference, and clinical trial and research laboratories. His areas of expertise include technical and administrative laboratory operations, method standardization and quality assurance, laboratory consultation and support, information systems and laboratory automation. Research and clinical areas of interest include diabetes, infectious diseases, cardiovascular and oncology testing. Dr. Murphy received his B.S. from Xavier University and Ph.D. from The Ohio State University. He is a Diplomat of the American Board of Clinical Chemistry.

John P. Jensen          Mr. John P. Jensen has served as our Controller since May 2005.  From May 2002 to March
                        2005, Mr. Jensen was Vice President, Operations for Utility, Inc., a privately-held manufacturing company. From June 2000 to March 2002, Mr. Jensen was Director of
                        Operations for Seattle Lab, Inc., a wholly-owned subsidiary of BVRP, Inc., a French public company. Prior to 2000, Mr. Jensen has 22 years of experience in financial management in the manufacturing, professional service and retail medical supply sectors, holding senior management positions at Mountain Safety Research, Inc., a wholly owned subsidiary of REI, Inc., and Karr, Tuttle, Campbell, P.S. Mr. Jensen
                        holds a B.B.A. with a Minor in Mathematics from Eastern Washington University.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Our Board of Directors, which held 4 meetings during the fiscal year ended June 30, 2006, has an Audit Committee and a Compensation Committee. The Board of Directors does not have a nominating committee; the functions customarily attributable to the nominating committee are performed by the Board of Directors as a whole. During the 2006 fiscal year, all of the directors attended more than 75% of the total number of meetings of the Board of Directors and committees on which they served.

         AUDIT COMMITTEE

         The Audit Committee assists the Board in fulfilling its responsibilities to provide oversight with respect to our financial statements and reports, our independent auditors, the system of internal controls and the audit process. Its primary duties include reviewing the results and scope of the audit and other services provided by our independent auditors, and reviewing and evaluating our internal control functions. The Audit Committee also has authority for selecting and engaging our independent auditors and approving their fees. During the 2006 fiscal year, the Audit Committee met 4 times.

         The Audit Committee currently consists of two directors, Richard Palfreyman (Chairman) and Curtis J. Scheel. Mr. Palfreyman is financially literate, and the Board has determined that Mr. Palfreyman is qualified as an "audit committee financial expert" within the meaning of SEC regulations based on his accounting and related financial management expertise. In addition, Mr. Palfreyman and Mr. Scheel is each considered an "independent director" within the meaning of the listing standards of The Nasdaq Stock Market.

         The Board has adopted a written charter for the Audit Committee. A copy of the Audit Committee charter was included as Appendix A to our proxy statement for the 2006 annual meeting of stockholders, as filed with the SEC on October 27, 2006.

         COMPENSATION COMMITTEE

         The Compensation Committee makes recommendations to the Board of Directors concerning compensation, including stock option grants, for our executive officers. The Compensation Committee met four times during fiscal 2006.

         The Compensation Committee currently consists of two directors, Curtis
J. Scheel (Chairman) and Richard Palfreyman. Mr. Scheel and Mr. Palfreyman is each considered an "independent director" within the meaning of the listing standards of The NASDAQ Stock Market. The Board of Directors has not adopted a written charter for the Compensation Committee.

COMPENSATION OF DIRECTORS

Our policy is not to pay compensation to directors who are also employees for their services as directors.

For fiscal 2005, our Board of Directors approved a new compensation program for our non-employee directors for their service on the board. Under this new program, each non-employee director is entitled to an annual retainer of $15,000, plus $500 for each Board meeting attended by such director during the fiscal year in excess of six meetings. Any non-employee director serving on the Audit Committee or the Compensation Committee is entitled to $625 for each such committee meeting attended during the fiscal year for each such committee. Beginning with the first quarter of fiscal 2006 ended September 30, 2005, the Board approved an increase in the quarterly cash compensation to Richard Palfreyman, the then sole independent director on the Audit Committee and Compensation Committee, for his service on these committees, at the rate of $1,250 per quarter for each committee. Currently, Richard Palfreyman is chair of the Audit Committee and Curtis Scheel is chair of the Compensation Committee. Any non-employee director serving as a committee chair is compensated at the rate of $1,250 per quarter for each committee.

Non-employee directors are also eligible to receive awards of stock options or restricted stock under our equity compensation plans. During fiscal 2006, we granted 25,000 stock options to a non-employee director. In early fiscal 2007, we granted to each non-employee director restricted shares to acquire 12,500 shares of Common Stock and a $10,000 payment to each director after June 30, 2006. In addition, non-employee directors will be reimbursed their expenses associated with attending Board meetings. We maintain liability insurance on our directors and officers.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On November 5, 2004, we entered into a consulting agreement with Chicago Partners, LLC to provide accounting support and financial consulting services to us. Pursuant to this agreement, Michael L. Hartzmark, Ph.D. served as our interim Chief Financial Officer. Dr. Hartzmark is currently Vice President of Chicago Partners, and was formerly a member of our Board of Directors and chairman of our Audit Committee. Under the consulting agreement with Chicago Partners, we agreed to pay Chicago Partners for Dr. Hartzmark's services at a rate of $10,000 per month, plus reimbursable costs and expenses. Further, we agreed to indemnify Chicago Partners and its owners, employees and agents from any liabilities for third-party claims arising out of this engagement. This agreement was amended, effective December 1, 2005, for a reduced rate of $5,000 per month through February 28, 2006. Any services provided thereafter were to be billed at an hourly rate of $360 per hour. Effective May 15, 2006, Dr. Hartzmark resigned as Interim Chief Financial Officer and terminated the Chicago Partners, LLC consulting agreement with Pacific Biometrics.

On August 28, 2002, we entered into a consulting agreement with Paul G. Kanan, a current director and former officer. Pursuant to his consulting agreement, we agreed to engage Mr. Kanan as a consultant for a period of 12 months beginning September 1, 2002, and to pay Mr. Kanan $3,000 per month. Pursuant to its terms, the consulting arrangement was extended for an additional 12 months, and expired on August 31, 2004. For the fiscal year ended June 30, 2004, we recorded $36,000 in consulting expense to Mr. Kanan under this consulting agreement, and all such payments were made to Mr. Kanan during fiscal 2005.

Effective August 31, 2004, we terminated our Management Agreement with Saigene Corporation. We originally entered into the Management Agreement on August 28, 2002, providing for management services by Saigene for the day-to-day operations of our clinical laboratory. Under the terms of the Management Agreement, we were obligated to pay a monthly fee of $90,000 to Saigene in consideration for its services. Subsequently, we amended the Management Agreement to reduce the management fee to $70,000 per month effective July 1, 2003, further reduced to $40,000 per month effective February 1, 2004, and further reduced to $20,000 per month effective June 15, 2004.

All ongoing and any future related-party transactions have been and will be made or entered into on terms that are no less favorable to us than those that may be obtained from an unaffiliated third party. In addition, any future related-party transactions, including any forgiveness of loans, must be approved by a majority of the disinterested members of our board of directors.

                             EXECUTIVE COMPENSATION

COMPENSATION OF EXECUTIVE OFFICERS

The following table shows for each of the three fiscal years ended June 30, 2006, 2005 and 2004, respectively, certain compensation awarded or paid to, or earned by, the following persons (collectively, the "Named Executive Officers"):

     o    Ronald R. Helm, our Chief Executive Officer;
     o    Elizabeth T. Leary, Ph.D., our Chief Scientific Officer;
     o    Mario R. Ehlers, Ph.D., our Chief Medical Officer; and
     o    Michael P. Murphy, Ph.D., our Senior Vice President, Operations.

Other than the Named Executive Officers, no executive officer who was serving in such capacity at the end of fiscal 2005, earned more than $100,000 in salary and bonus for the 2006 fiscal year.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                 ANNUAL COMPENSATION                COMPENSATION
                                      ------------------------------------------- -------------------
                                                                                   SECURITIES UNDER
         NAME AND            FISCAL                               OTHER ANNUAL      OPTIONS GRANTED       ALL OTHER
    PRINCIPAL POSITION        YEAR       SALARY       BONUS       COMPENSATION            (1)            COMPENSATION
---------------------------- -------- ------------ ------------ ----------------- ------------------- ------------------
                                          ($)          ($)            ($)                (#)                   $
Ronald R. Helm (1) ........   2006     $225,000    $  90,000             --                  --              $7,339
CHIEF EXECUTIVE OFFICER
AND CHAIRMAN

                              2005      239,994       15,000             --             160,000               2,904 (1)
                              2004      223,065           --             --             344,049               2,148
Elizabeth T. Leary (2) ....   2006      190,000       53,468             --                  --               4,874
CHIEF SCIENTIFIC OFFICER

                              2005      176,850       49,755             --                  --               2,083 (2)
                              2004      125,445       58,510             --             157,887                  --
Mario R. Ehlers (3) .......   2006      192,667       38,585             --                  --               8,557
CHIEF MEDICAL OFFICER

                              2005      181,775           --             --                  --               2,952 (3)
                              2004      208,288           --             --             121,178               2,112
Michael P. Murphy (4) .....   2006      141,333       28,267             --              90,000               6,676 (4)
SVP OPERATIONS

                              2005       12,322           --             --                  --                 147
                              2004           --           --             --                  --                  --

(1) Mr. Helm became a Director, Chairman and Chief Executive Officer effective on August 28, 2002. The amounts listed under "All Other Compensation" in fiscal 2006 include $2,822 in life insurance premiums paid by us for Mr. Helm's benefit and $4,517 in company-contributions for Mr. Helm's account in the 401(k) plan.
(2) The amounts in the Bonus column in fiscal year 2006 consist of payouts under the senior manager and employee bonus programs $38,000 and sales commissions paid of $15,468. The amounts in the Bonus column in fiscal years 2005 and 2004 consist of sales commissions. The amounts listed under "All Other Compensation" in fiscal 2006 include $2,736 of life insurance premiums paid by us for Dr. Leary's benefit and $2,138 in company-contributions for Dr. Leary's account in the 401(k) plan.

(3) Dr. Ehlers became Chief Medical Officer on September 30, 2002. The amounts listed under "All Other Compensation" in fiscal 2006 include $2,738 in life insurance premiums paid by us for Dr. Ehlers' benefit and $5,819 in company-contributions for Dr. Ehlers' account in the 401(k) plan.
(4) Dr. Murphy became Senior Vice-President, Operations on May 31, 2005. The amounts listed under "All Other Compensation" in fiscal 2006 include $ 2,601 in life insurance premiums paid by us for Dr. Murphy's benefit and $4,074 in company-contributions for Dr. Murphy's account in the 401(k) plan.

STOCK OPTION GRANTS DURING FISCAL 2006

The following table shows information regarding stock options granted to the Named Executive Officers during the 2006 fiscal year:


                                     No. of Shares        Total Options           Exercise
                                       Underlying           Granted to              Price           Expiration Date
Name                                Options Granted          Employees            Per Share               (1)
------------------------------     -----------------    ------------------    ----------------    -------------------
Ronald R. Helm                              0                    -                     -                   -
Elizabeth T. Leary                          0                    -                     -                   -
Mario R. Ehlers                             0                    -                     -                   -
Michael P. Murphy                      90,000                   72%                   $0.86         August 29, 2015

---------------
(1) The options vest monthly over a period of 36 months from the grant date.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

         None of the Named Executive Officers exercised any stock options during fiscal 2006. The table below shows information regarding the number and value of unexercised in-the-money stock options held by the Named Executive Officers as of June 30, 2006, the fiscal year-end.

                                                       Number of Shares Underlying          Value of Unexercised
                                                          Unexercised Options at            In-the-Money Options
                                                              June 30, 2006                   at June 30, 2006
                                                     ------------------------------------------------------------------
                           Shares         Value
                         ACQUIRED ON     Realized     Exercisable    Unexercisable     Exercisable    Unexercisable
     Name                Exercise (#)       ($)           (#)            (#)               ($)            ($)
-----------------------------------------------------------------------------------------------------------------------
Ronald R. Helm                   -               -      387,937        116,112          $477,163        142,818
Elizabeth T. Leary               -               -      175,423          4,386           215,770          5,395
Mario R. Ehlers                  -               -      117,917          3,261           145,038          4,011
Michael P. Murphy                -               -       25,000         65,000            30,750         79,950

EMPLOYMENT / CONSULTING AGREEMENTS

         RONALD R. HELM. On June 1, 2005, we entered into an employment agreement with Ronald R. Helm, our President and Chief Executive Officer. On August 30, 2006, we entered into an amendment to the employment agreement with Mr. Helm, effective July 1, 2006. The employment agreement, as amended, provides for a base salary of $240,000 per year, with potential bonuses of 20% in year one and 30% in year two based on criteria determined by our board of directors. For the 2006 fiscal year, we paid to Mr. Helm bonuses for achievement of certain performance targets: (a) 2.5% bonus paid quarterly upon achievement of revenue targets of $2,500,000 for each fiscal quarter; (b) 10% bonus paid upon achievement of a positive operating income and backlog targets; (c) 10% bonus paid upon closing of the PIPE financing in April 2006; and (d) 10% bonus paid upon achievement of overall company performance milestones of $10,000,000 in revenue and backlog targets.

         Pursuant to the amendment, Mr. Helm agreed to surrender all of his stock options specified in the original employment agreement in exchange for an award of 200,000 shares of restricted common stock. In addition, pursuant to the amendment, Mr. Helm also received 200,000 additional shares of restricted stock for meeting fiscal 2006 performance milestones of $10,000,000 in revenue and backlog targets.

         The term of the employment agreement continues through June 30, 2008, renewable upon mutual agreement of us and Mr. Helm. If we terminate the employment agreement without cause, Mr. Helm will be entitled to receive the unpaid salary and vacation for the remaining term of the agreement, plus any bonus earned as of the date of termination. In the event our company is sold, is the non-surviving party in a merger or completes a sale of substantially all its assets, Mr. Helm will be entitled to receive an amount equal to two times his base annual salary, less any money that he receives from the buyer or surviving entity. Mr. Helm may terminate the agreement upon 30 days' notice.

         DR. ELIZABETH T. LEARY. On October 6, 2004, we entered into an at-will employment agreement with Dr. Elizabeth Leary, our Chief Scientific Officer. Under the employment agreement, effective as of October 1, 2004, Dr. Leary's employment status was changed to full salary at an annual rate of $190,000 per year, plus participation in an executive bonus plan. Under the bonus plan, Dr. Leary was entitled to up to a 20% bonus based upon achievement of certain performance criteria during the 12-month period beginning October 1, 2004, which performance criteria were not satisfied. In connection with the employment agreement, Dr. Leary also entered into our standard form of Employee Confidential Information and Inventions Agreement, pursuant to which, among other things, she has agreed not to compete with us for as long as she is employed by us, and has agreed to non-solicitation of our employees, customers, suppliers and consultants following termination of employment.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth as of October 20, 2006, certain information regarding the beneficial ownership of our common stock by the following persons or groups:

     o each person who, to our knowledge, beneficially owns more than 5% of our common stock;
     o each Named Executive Officer identified in the Executive Compensation table below;
     o    each of our current directors and director nominees, and
     o    all of our directors and executive officers as a group.

         As of October 20, 2006, there were issued and outstanding 18,336,884 shares of common stock.

                                                                                      Beneficial Ownership (2)
                                                                             ----------------------------------------
                           Name and Address (1)                               No. of Shares                Percent
---------------------------------------------------------------------------- ----------------- --------- ------------
Officers and Directors:
-----------------------
    Mario Ehlers, M.D., Ph.D..............................................        140,178        (3)          **
    Terry M. Giles........................................................         37,500        (4)          **
    Ronald R. Helm........................................................        947,049        (5)          5.1%
    Paul G. Kanan.........................................................        280,090        (6)          1.5
    Elizabeth T. Leary, Ph.D..............................................        242,682        (7)          1.3
    Michael P. Murphy, Ph.D.                                                      108,000        (8)          **
    Richard W. Palfreyman ................................................         84,261        (9)          **
    Curtis J. Scheel .....................................................         37,500        (10)         **
    All current directors and executive officers as a group (8 persons)...      1,859,898        (11)         9.2

5% Owners:
----------
    Saigene Corporation ..................................................      2,446,490        (12)        13.3
    220 W Harrison Street
    Seattle, WA  98119
    EFG Bank S.A..........................................................      1,554,808                     8.5
    24 Quai du Seujet
    1211 Geneva 2, Switzerland
    Anthony Silverman.....................................................      1,126,600        (13)         6.1
    2747 Paradise Road, #903
    Las Vegas, NV 89109

------------
**       Less than one percent
(1) Except as otherwise noted, the address of each of these stockholders is c/o Pacific Biometrics, Inc., 220 West Harrison Street, Seattle, WA 98119.
(2) This table is based upon information supplied by executive officers, directors and principal stockholders. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, to our knowledge, each of the stockholders named in this table has sole voting and investment power with respect to the Voting Securities shown as beneficially owned.
(3) Consists of 121,178 shares of common stock subject to outstanding stock options held by Dr. Ehlers that are exercisable within 60 days of October 20, 2006 ("Vested Options") and 19,000 shares of restricted stock subject to restrictions that lapse in quarterly increments over three years from their date of grant ("Restricted Shares").
(4) Includes 25,000 shares of common stock subject to Vested Options held by Mr. Giles and 12,500 Restricted Shares.
(5) Includes 344,049 shares of common stock subject to Vested Options held by Mr. Helm and 400,000 Restricted Shares.
(6) Includes 89,345 shares of common stock held by the Kanan Living Trust dated May 15, 1990, of which Mr. Kanan is a co-trustee with his wife, and 821 shares held in Mr. Kanan's account in our 401(k) Plan. Also includes 178,245 shares of common stock subject to Vested Options held by Mr. Kanan and 12,500 Restricted Shares.
(7) Includes 1,475 shares held in Dr. Leary's account in our 401(k) Plan, over which she has voting control but no investment power. Also includes 179,809 shares of common stock subject to Vested Options held by Dr. Leary and 18,000 Restricted Shares.
(8) Consists of 14,583 shares of common stock subject to Vested Options held by Dr. Murphy and 12,000 Restricted Shares.
(9) Consists of 71,761 shares of common stock subject to Vested Options held by Mr. Palfreyman and 12,500 Restricted Shares.
(10) Consists of 25,000 shares of common stock subject to Vested Options held by Mr. Scheel and 12,500 Restricted Shares.
(11) Consists of Ronald Helm, Paul Kanan, Terry Giles, Richard Palfreyman, Curtis J. Scheel, Dr. Elizabeth Leary, Dr. Mario Ehlers, John Jensen, and Dr. Michael Murphy; includes an aggregate 942,263 shares of common stock subject to Vested Options and 499,000 Restricted Shares held by such persons.
(12) Includes an aggregate of 1,137,057 shares of common stock held of record by third parties, but over which Saigene has voting power pursuant to irrevocable proxies granted by such third parties. Also includes 1,250,000 shares of common stock pledged to certain third parties to secure debt obligations of Saigene, but over which Saigene currently retains voting power. Does not include up to 1,715,706 shares of common stock that may be issued upon exercise by us of an option to purchase additional assets of Saigene. See "Certain Relationships and Related Transactions" below.
(13) Includes 170,000 shares of common stock held by Katsinam Partners, LP, of which Mr. Silverman is the general partner.

                            DESCRIPTION OF SECURITIES

COMMON STOCK

We are authorized to issue 30,000,000 shares of common stock, par value $.01 per share. As of October 20, 2006, there were 18,336,884 shares of common stock issued and outstanding, held by 216 holders of record. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Subject to preferential rights with respect to any outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably all assets remaining after payment of liabilities and the liquidation preference of any outstanding preferred stock. Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities.

PREFERRED STOCK

Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, par value $.01 per share. Our board of directors generally has the authority to establish the designations, rights and preferences of the preferred stock. Accordingly, the Board of Directors is empowered, without general stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of the common stock.

We currently have two designated classes of preferred stock - Series A convertible preferred stock and Series B convertible preferred stock.

         SERIES A PREFERRED STOCK

         As of October 20, 2006, there were no shares of Series A preferred stock issued and outstanding out of a total of 1,550,000 shares designated as Series A preferred stock. Effective March 31, 2006, the holders of the previously outstanding shares of Series A preferred stock entered into an agreement with us, agreeing to voluntarily exchange their shares of Series A preferred stock into common stock. The exchange rate for the Series A preferred stock was based on a price of $1.73 per share, which represented the highest ten-trading day average during the first 30 days after the quarterly results for the second quarter of fiscal 2006 (provided that at least 12,000 shares must have traded during the day in order for any day to qualify in the average), beginning February 16, 2006. The number of shares of common stock issuable on exchange equal the total cash consideration originally paid by the Series A preferred holders (aggregate amount of $3,100,000) divided by the exchange rate. Accordingly, at a rate of $1.73, upon delivery to us of the Series A preferred stock certificates for cancellation, we issued 1,791,907 shares of common stock and the outstanding 1,550,000 Series A preferred stock shares were cancelled.

         We intend to file an amendment to our Certificate of Incorporation to eliminate this designated class of preferred stock, and all such 1,550,000 shares will be returned to authorized but undesignated shares of preferred stock.

         SERIES B PREFERRED STOCK

         As of October 20, 2006, there were no shares of Series B preferred stock issued and outstanding out of a total of 1,666,667 shares designated as Series B preferred stock. In June 2004, all three prior holders of Series B preferred stock voluntarily converted their shares of Series B preferred stock and accrued and unpaid dividends (approximately $3,295) into a total of 104,294 shares of common stock. Prior to such conversion, there were 33,666.66 shares of our Series B preferred stock issued and outstanding, and the Series B preferred stock accrued dividends at a rate of 8% per annum, compounded quarterly. For the fiscal year ended June 30, 2004, we paid cash dividends on the Series B preferred stock of approximately $4,000, and approximately $3,295 of accrued and unpaid dividends at May 31, 2004 were converted into shares of common stock. At June 30, 2004, there were no remaining accrued and unpaid dividends on the Series B preferred stock.

         We intend to file an amendment to our Certificate of Incorporation to eliminate this designated class of preferred stock, and all such 1,666,667 shares will be returned to authorized but undesignated shares of preferred stock.

The foregoing summaries of the material terms of our common stock and our preferred stock do not purport to be complete or to contain all the information that may be important to you and are qualified in their entirety by reference to our certificate of incorporation, as amended, and bylaws, as amended.

CERTAIN PROVISIONS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE ANTI-TAKEOVER LAW

Certain provisions of our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest, or otherwise, and the removal of incumbent officers and directors. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of such proposals could result in an improvement of their terms.

         ISSUANCE OF PREFERRED STOCK

         As noted above, our Board of Directors, without general stockholder approval (other than any required approval of holders of preferred stock), has the authority under our certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could adversely affect the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change in control of us or make removal of management more difficult.

         NO CUMULATIVE VOTING IN THE ELECTION OF DIRECTORS

         Our stockholders are not permitted to cumulate their votes in the election of directors. As a result, stockholders owning a majority of our common stock may elect all of the directors.

These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and could complicate, delay or prevent a change in control of our company. They may also have the effect of preventing changes in our management. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

DELAWARE GENERAL CORPORATION LAW

We are not currently subject to Section 203 of the Delaware General Corporation Law. If in the future our common stock is quoted on The Nasdaq Stock Market or listed on a national securities exchange, we may become subject to that provision. Section 203 generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date the stockholder became an interested stockholder, unless:

     o prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder,
     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or
     o on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines a business combination to include:

     o any merger or consolidation involving the corporation and the interested stockholder,
     o any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder,
     o subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder,
     o any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder, or
     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 145 of the General Corporation Law of the State of Delaware permits a corporation to indemnify its officers and directors to the extent provided in that statute. Our certificate of incorporation and bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law.

Under Delaware law, directors and officers may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. In stockholders' derivative actions, indemnification extends only to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, except that no indemnification shall be made in the event such person shall have been adjudged to be liable to the corporation, unless and only to the extent that a proper court shall have determined that such person is fairly and reasonably entitled to indemnity for such expenses. Delaware law also permits a corporation to maintain insurance on behalf of its officers and directors against liabilities incurred while acting in such capacities.

Our certificate of incorporation and bylaws contain provisions intended to provide indemnification to our officers and directors. Our certificate provides that we shall, to the fullest extent permitted by the provisions of Section 145 of the Delaware General Corporation Law, indemnify any and all persons whom we have power to indemnify from and against any and all expenses, liabilities, or other matters referred to in or covered by said section. Our bylaws contain a similar provision requiring indemnity of our officers and directors to the fullest extent authorized by Delaware law.

Our directors and officers are covered by insurance (with certain exceptions and limitations) which indemnifies them against losses and liabilities arising from certain alleged "wrongful acts," including alleged errors or misstatements or misleading statements, or certain other alleged wrongful acts or omissions constituting neglect or breach of duty, including liability under the Securities Act.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                  LEGAL MATTERS

Certain legal matters with respect to the validity of the shares of common stock offered hereby are being passed upon for us by Cairncross & Hempelmann, P.S., Seattle, Washington. Cairncross & Hempelmann has not represented the selling security holders in connection with such registration.

                                     EXPERTS

Our financial statements as of June 30, 2005 and 2006 and for the years then ended appearing in this prospectus have been audited by Williams & Webster P.S., our current independent registered public accounting firm, as indicated in their report thereon appearing elsewhere herein, and are included in reliance upon the authority of such firm as experts in accounting and auditing.

            CHANGES IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

We engaged Williams & Webster, P.S. as our auditors on December 28, 2004, following the resignation on December 6, 2004, of Grant Thornton LLP as our prior independent registered public accounting firm. The decision to engage Williams & Webster as our independent registered public accountants was approved by our Audit Committee.

During the two fiscal years ended June 30, 2004 and 2003, and the subsequent interim period through the date of Grant Thornton's resignation on December 6, 2004, there were no disagreements between us and Grant Thornton on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement if not resolved to Grant Thornton's satisfaction, would have caused Grant Thornton to make reference to the subject matter of the disagreement in connection with its reports. The audit reports of Grant Thornton on our consolidated financial statements for the two fiscal years ended June 30, 2004 and 2003 contained an explanatory paragraph regarding our ability to continue as a going concern.

On September 20, 2004, in connection with Grant Thornton's audit of our financial statements for the fiscal year ended June 30, 2004, Grant Thornton issued a written letter to our Board of Directors and Audit Committee that it had identified a significant deficiency regarding our internal controls. The deficiency noted was the lack of segregation of duties within the accounting department and the lack of written procedures with respect to certain of those duties. This significant deficiency was not believed to be a material weakness. On November 11, 2004, in connection with Grant Thornton's review of our financial statements for the quarter ended September 30, 2004, Grant Thornton issued a second written letter to our Board of Directors and Audit Committee in which it concluded that there had been no significant improvements to address the prior identified deficiency. Subsequent to November 11, 2004, we took corrective action to address this noted deficiency, including formally adopting written procedures for the segregation of duties within the accounting department. Although Grant Thornton has not evaluated these actions or performed additional procedures, we believe that our action adequately addresses the significant deficiency identified by Grant Thornton.

On December 28, 2004, we entered into an engagement agreement with Williams & Webster P.S. to serve as our new independent registered public accountants to audit our financial statements for the fiscal year ending June 30, 2005. Williams & Webster commenced its engagement with its review of our financial statements for the quarters ended December 31, 2004 and March 31, 2005.

During the two fiscal years ended June 30, 2004 and 2003, and the subsequent interim period through December 28, 2004, we did not consult with Williams & Webster regarding any matter or event.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual and current reports, proxy statements and other information with the Securities and Exchange Commission. Copies of our reports, proxy statements and other information may be inspected and copied at the public reference facility maintained by the SEC at 100 F Street N.E., Washington, D.C. 20549, or at the SEC's regional offices at Seven World Trade Center, Room 4300, New York, New York 10281, and at 75 W. Jackson Blvd., Suite 900, Chicago, Illinois 60604. Copies of these materials also can be obtained by mail at prescribed rates from the Public Reference Section of the SEC, 100 F Street N.E., Washington, D.C. 20549 or by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding us.

In addition, we maintain a web site that contains information regarding our company, including copies of reports, proxy statements and other information we file with the SEC. The address of our web site is www.pacbio.com. Our web site, and the information contained on that site, or connected to that site, are not incorporated into and do not constitute a part of this prospectus.

We have filed a registration statement on Form SB-2 with the SEC for the common stock offered by the selling security holders under this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information that is not contained in this prospectus. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, you should refer to the exhibits attached to, or incorporated by reference into, the registration statement for copies of the actual contract, agreement or other document.

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus is accurate as of the date on the front cover. You should not assume that the information contained in this prospectus is accurate as of any other date.

                          INDEX TO FINANCIAL STATEMENTS


                                                                           Page
                                                                           ----

Report of Independent Registered Public Accounting Firm                     F-2

Consolidated Audited Financial Statements:

     Consolidated Balance Sheets as of June 30, 2006 and 2005               F-3

     Consolidated Statements of Operations for the years ended
     June 30, 2006 and 2005                                                 F-4

     Consolidated Statements of Cash Flows for the years ended
     June 30, 2006 and 2005                                                 F-5

     Consolidated Statement of Stockholders' Equity (Deficit)
     for the years ended June 30, 2006 and 2005                             F-6

     Notes to Consolidated Financial Statements                             F-7

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Pacific Biometrics, Inc.
Seattle, WA

We have audited the accompanying balance sheets of Pacific Biometrics, Inc. as of June 30, 2006 as of 2005, and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Biometrics, Inc. as of June 30, 2006 and 2005 and the results of its operations, stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 16, subsequent to the issuance of the Company's June 30, 2005 financial statements, management became aware of errors related to the accounting for its derivative financial instruments. Accordingly, adjustments have been made to the accompanying financial statements as of June 30, 2005 to correct these errors.


/s/ Williams & Webster, P.S.

Williams & Webster, P.S.
Certified Public Accountants
Spokane, Washington
October 3, 2006

                            PACIFIC BIOMETRICS, INC.
                           CONSOLIDATED BALANCE SHEETS
                                 AS OF JUNE 30,

                                                                                      2006            2005
                                                                                                   (RESTATED)
                                                                                  ------------    ------------
                                    ASSETS
Current assets:
    Cash and cash equivalents                                                     $  5,497,737    $  1,438,543
    Accounts receivable, net of allowance for doubtful
       accounts of $32,100 and $22,100, respectively                                 1,977,589         607,867
    Other receivables                                                                  258,263           2,020
    Prepaid expenses and other assets                                                  363,966         601,444
    Deferred financing cost on secured convertible notes - current portion             107,170         107,170
                                                                                  ------------    ------------
          Total current assets                                                       8,204,725       2,757,044

Property and equipment, net                                                            693,231         437,436

Other assets:
    Deferred financing cost on secured convertible notes - long-term portion           125,617         232,787
                                                                                  ------------    ------------
          Total assets                                                            $  9,023,573    $  3,427,267
                                                                                  ============    ============

                 LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current liabilities:
    Accounts payable                                                              $    549,517    $    438,342
    Accrued liabilities                                                                499,858         846,267
    Advances from clients                                                              966,573         697,561
    Capital lease obligations - current portion                                         51,994          51,994
    Secured convertible notes - current portion                                        923,129          83,333
    Compound embedded derivative liability - current portion                           800,239         327,110
    Other notes payable - current portion                                               38,148         331,429
                                                                                  ------------    ------------
          Total current liabilities                                                  3,829,458       2,776,036

Capital lease obligations - long-term portion                                           56,500         108,493
Secured convertible notes - long-term portion, net of unamortized fair value assigned to beneficial conversion feature and warrants of $1,648,210 and
  $2,419,639, respectively                                                             718,461       1,433,428

Compound embedded derivative liability - long-term portion                           1,752,994       2,524,739
Other notes payable - long-term portion                                                310,938          38,148
                                                                                  ------------    ------------
          Total liabilities                                                          6,668,351       6,880,844
                                                                                  ------------    ------------

Commitments and contingencies                                                             --              --

Stockholders' equity (deficit):
    Preferred stock, Series A convertible $0.01 par value, 5,000,000 shares authorized, 0 shares and 1,550,000 shares issued and outstanding 2006
       and 2005, respectively, liquidation preference of $2.00 per share                  --            15,500
    Common stock, $0.01 par value, 30,000,000 shares authorized,
       18,336,884 and 13,325,705 shares issued and outstanding, respectively           355,098         304,985
    Additional paid-in capital                                                      27,921,488      22,326,406
    Accumulated deficit                                                            (25,919,941)    (26,099,044)
    Treasury stock                                                                      (1,423)         (1,423)
                                                                                  ------------    ------------
          Total stockholders' equity (deficit)                                       2,355,222      (3,453,577)
                                                                                  ------------    ------------
          Total liabilities and stockholders' equity (deficit)                    $  9,023,573    $  3,427,267
                                                                                  ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                              YEARS ENDED JUNE 30,

                                                                    2006            2005
                                                                                 (RESTATED)
                                                                ------------    ------------
Revenues                                                        $ 10,750,023    $  3,230,374
                                                                ------------    ------------

Laboratory expense and cost of goods sold                          5,161,011       2,456,295
                                                                ------------    ------------

          Gross profit                                             5,589,012         774,079
                                                                ------------    ------------

Operating expenses:
    Research and product development                                  46,283         113,741
    Selling, general and administrative                            3,696,284       2,819,249
                                                                ------------    ------------

Operating income (loss)                                            1,846,445      (2,158,911)
                                                                ------------    ------------

Other income (expense):
  Interest expense                                                  (402,072)       (317,267)
  Interest expense from amortization of beneficial conversion
    feature and warrants - secured convertible debt                 (771,429)       (144,535)
  Gain (loss) on adjustment of compound embedded derivative          298,616        (265,928)
    to fair value Interest income                                     18,275           7,385
  Other income                                                       321,378          15,463
  Amortization of deferred financing costs - secured
    convertible debt                                                (107,170)       (116,167)
  Warrant expense from common stock and equipment financing       (1,024,940)           --
                                                                ------------    ------------
                                                                  (1,667,342)       (821,049)

Income (loss) before tax expense                                     179,103      (2,979,960)
                                                                ------------    ------------

Tax expense
                                                                ------------    ------------

Net income (loss)                                               $    179,103    $ (2,979,960)
                                                                ============    ============

Earnings per share:
  Basic net income (loss) per share                             $       0.01    $      (0.24)
                                                                ============    ============
  Diluted net income (loss)  per share                          $       0.01    $      (0.24)
                                                                ============    ============

Weighted average common shares outstanding:
  Basic                                                           13,295,169      12,643,180
                                                                ============    ============
  Diluted                                                         16,245,998      12,643,180
                                                                ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                              YEARS ENDED JUNE 30,

                                                                                                2006          2005
                                                                                                           (restated)
                                                                                            -----------    -----------
Cash flows from operating activities:
    Net income (loss)                                                                       $   179,103    $(2,979,960)

    Adjustment to reconcile net income (loss) to net cash provided by operating activities:
       Depreciation and amortization                                                            256,889        152,505
       Warrant expense from common stock financing                                            1,024,940           --
       Amortization of fair value assigned to beneficial conversion feature and warrants on secured
           convertible note                                                                     771,429        144,535
       Amortization of deferred financing costs on secured convertible note                     107,170        (43,832)
       Derivative liability relating to secured convertible note                               (298,616)       265,928
       Compensation (income) expense from fair value adjustment to re-priced employee               395         (1,457)
       options
       Compensation expense from exercise of stock options                                          548           --
       Changes in assets and liabilities:
          Accounts receivable, net                                                           (1,369,722)      (240,418)
          Other receivable                                                                     (256,243)          --
          Prepaid expenses and other assets                                                     231,645       (338,222)
          Advances from clients                                                                 269,012        486,639
          Accounts payable                                                                      111,175        (41,104)
          Accrued liabilities                                                                  (346,409)       198,281
                                                                                            -----------    -----------
            Net cash provided by (used in) operating activities                                 681,317     (2,397,105)
                                                                                            -----------    -----------

Cash flows from investing activities:
    Purchases of capital equipment                                                             (512,684)      (182,393)
                                                                                            -----------    -----------
            Net cash used in investing activities                                              (512,684)      (182,393)
                                                                                            -----------    -----------

Cash flows from financing activities:
    Payments on notes payable                                                                  (370,492)      (315,935)
    Payments on notes payable to related parties                                                   --          (22,183)
    Transfer to restricted cash                                                                    --           71,395
    Net proceeds line of credit                                                                 350,000           --
    Payments on capital lease obligation                                                        (51,993)       (48,253)
    Net proceeds from private placement of common stock                                       3,963,045           --
    Proceeds from secured convertible note payable, net of financing cost -
      Laurus Master Funds                                                                          --        1,392,000

                                                                                            -----------    -----------
Net cash provided by financing activities                                                     3,890,560      1,077,024
                                                                                            -----------    -----------

Net increase (decrease) in cash and cash equivalents                                          4,059,193     (1,502,474)
Cash and cash equivalents, beginning of year
                                                                                              1,438,543      2,941,014
                                                                                            -----------    -----------

Cash and cash equivalents, end of year                                                      $ 5,497,736    $ 1,438,543
                                                                                            ===========    ===========

Non-Cash investing and financing activities:
           Non-cash proceeds from exercise of stock options and warrants                    $     1,022    $      --
           Warrants issued in consideration of issuance costs for private placement         $   300,154    $      --
           Warrants issued to private placement investors                                   $   599,149    $      --
           Warrants issued in conjunction with equipment financing                          $    34,723    $      --
           Common stock issued to Laurus Master Funds - convertible feature                 $   646,600    $    63,600
           Common stock issued in prepayment of R&D costs to UTEK                           $      --      $    84,993
           Common stock issued in prepayment of public relations costs to IRG               $      --      $   101,250
           Fair value of beneficial conversion feature on secured convertible note          $   229,989
           Warrants issued in conjunction with secured convertible note                     $   589,743
           Adjustment to beneficial conversion feature and warrants issued in conjunction
             with amendments to secured convertible notes                                   $      --      $   512,578


Supplemental Information:
                  Income tax paid                                                           $      --      $      --
                  Interest paid during the year                                             $   408,311    $   272,914

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)

                             Series A Preferred                                                                            Total
                                    Stock                Common Stock                    Additional                    Stockholders'
                            --------------------    ---------------------     Treasury     Paid-in       Accumulated       Equity
                             Shares       Amount      Shares       Amount       Stock      Capital         Deficit       (Deficit)
                            ---------     ------    ----------     ------      ------     ---------      -----------     ----------
Balance June 30, 2004 -
RESTATED - Note 17          1,550,000    $15,500    13,048,820    $302,215    ($1,423)   $22,080,788    ($23,119,084)    $(722,004)

Fair value adjustment
to options                        --         --            --          --         --          (1,457)            --         (1,457)

Common stock issued to
Laurus Master Funds for
note payment                      --         --         60,000         600        --          63,000             --         63,600

Common stock issued to
UTEK Corporation for
strategic alliance
agreement-cancelled
6/23/05                           --         --         91,885         920        --          84,075             --         84,994

Common stock issued to
IRG Corporation for
public relations services
agreement                         --         --        125,000       1,250        --         100,000             --        101,250

Adjustment to fair value
of beneficial conversion
feature and warrants in
conjunction with amendments
to secured convertible note
payable                           --         --            --          --         --         512,578             --        512,578

Fair value of warrants
issued to lender in
conjunction  with secured
convertible note payable          --         --            --          --         --         229,989             --        229,989

Adjustment to fair value
of beneficial conversion
feature in conjunction with
secured convertible note
payable                           --         --            --          --         --         589,743             --        589,743

RESTATED - Note 17                --         --            --          --         --      (1,332,310)            --     (1,332,310)
Net loss for year ended
June 30, 2005                                                                                             (2,979,960)   (2,979,960)

Balance June 30, 2005 -
RESTATED Note 17            1,550,000     15,500    13,325,705     304,985     (1,423)    22,326,406     (26,099,044)   (3,453,577)
                            ---------     ------    ----------     -------     ------     ----------     -----------    ----------
Warrants issued in
conjunction with private
placement of common stock         --         --            --          --         --         978,137             --        978,137

Fair value of warrants
issued to lender in
conjunction  with
non-revolving line of
credit                            --         --            --          --         --           7,142             --          7,142

Fair value adjustment to
stock options                     --         --            --          --         --             (79)            --            (79)

Common stock issued to
Laurus Master Funds for
note payment                      --         --        610,000       6,100        --         640,500             --        646,600

Fair value of warrants
issued to placement
agent - Laurus Master
Funds note payment                --         --            --          --         --          39,661             --         39,661

Common stock issued to
investors - private
placement of common stock
and warrants                      --         --      3,185,231      31,853        --       3,931,192             --      3,963,045

Cancellation of common
stock released from
escrow, previously
held in trust as security         --         --       (583,333)     (5,833)       --             --              --         (5,833)
for note payable

Common stock issued for
conversion of preferred
Series A shares                   --         --      1,791,907      17,919        --         (17,919)            --            --

Preferred Series A
shares converted into
common stock               (1,550,000)   (15,500)          --          --         --          15,500             --            --

Stock options exercised -
cashless exercise                 --         --          7,374          74        --             948             --          1,022

Income tax (expense)
benefit - deferred tax            --         --            --          --         --             --              --            --

Net income for year
ended June 30, 2006               --         --            --          --         --             --          179,103       179,103
                            ---------     ------    ----------    --------    -------     -----------    -----------    ----------
Balance June 30, 2006             --      $  --     18,336,884    $355,098    ($1,423)    $27,921,488   ($25,919,941)   $2,355,222
                            =========     ======    ==========    ========    =======     ===========    ===========    ==========

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                            PACIFIC BIOMETRICS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND BASIS OF PRESENTATION

Pacific Biometrics, Inc., a Delaware corporation ("PBI" or the "Company"), provides specialty reference laboratory services to the pharmaceutical and diagnostics industries. The Company was incorporated in Delaware in May 1996. The Company conducts its business primarily through its wholly owned subsidiary, Pacific Biometrics, Inc., a Washington corporation ("PBI-WA"). The Company's other wholly owned subsidiaries include PBI Technology, Inc., a Washington corporation, and BioQuant, Inc., a Michigan corporation.

The Company had previously been engaged in the development and commercialization of non-invasive diagnostics to improve the detection and management of chronic diseases. Due to a lack of significant resources, the Company had suspended such activities. With the recent infusion of capital from the Company's private placement of common stock, the Company has decided to allocate a small portion of the proceeds to business development activities for the technologies held by PBI Technology, Inc. Except for the revenues from laboratory services, nominal revenues have been generated from the Company's products. Laboratory services constitute the majority of the Company's commercial efforts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include consolidated financial position, results of operations, and statements of stockholders' equity and cash flows of Pacific Biometrics, Inc. and its subsidiaries. All material intercompany balances and transactions have been eliminated in the accompanying consolidated financial statements.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of highly liquid investments with an original maturity of three months or less when purchased.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at amounts billed to and due from clients net of an allowance for doubtful accounts. Credit is extended based on evaluation of a client's financial condition, and collateral is not required. In determining the adequacy of the allowance, management identifies specific receivables for which collection is not certain and estimates the potentially uncollectible amount based on the most recently available information. The Company writes off accounts receivable when they are determined to be uncollectible, and payments subsequently received on such receivables are credited to the allowance for doubtful accounts. For the years ended June 30, 2006 and 2005, the Company deemed no accounts receivable uncollectible.

LONG -LIVED ASSETS

Property and equipment are recorded at cost. Depreciation is provided using the straight-line method over the useful lives of the related assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the estimated useful life of the improvements or the remaining term of the lease. The cost and related accumulated depreciation of property or equipment sold or otherwise disposed of are removed from the accounts and the resulting gains or losses are included in the statement of operations.

In accordance with the Financial Accounting Standards Board's Statements of Financial Accounting Standards Statement No. 144 - "ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS" ("SFAS 144"), all of the Company's long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recovered. If the sum of the expected future cash flows is less than the carrying amount of the asset, a loss is recognized.

TECHNOLOGY ASSETS

PBI Technology, Inc., a wholly owned subsidiary of the Company, has been established to hold certain technologies and intellectual property, including isothermal DNA amplification method (LIDA), Cell Viability technology, Osteopatch and Saliva Sac(R). The Company wrote off the entire balance of $476,874 related to the technology assets to operations as impairment of technology assets as of June 30, 2004. With the infusion of capital from the Company's private placement of common stock in March and April 2006, the Company has decided to allocate a portion of the proceeds to business development activities for the technologies held by PBI Technology, Inc.

CLIENT ADVANCES

The Company receives advances from certain clients to perform consulting, laboratory services, and clinical studies. These advances are applied as payments to invoices as work is completed until the amounts advanced are exhausted. Advances are also applied to invoices for setup and administrative fees, billed upon contract approval. These setup and administrative fees are deferred as unearned income when billed and amortized over the life of the project.

INCOME TAXES

The Company recognizes deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities using the enacted tax laws and rates that are expected to be in effect when the differences are expected to be recovered. The Company provides a valuation allowance for deferred tax assets due to the uncertainty of realization. The Company follows SFAS 109, as amended, to prepare income tax reporting.

FINANCIAL INSTRUMENTS

The carrying amounts of cash, cash equivalents, and accounts receivable approximate fair value due to the short-term maturities of these instruments. The carrying value of the Company's secured convertible note is recorded net of the unamortized fair value assigned to beneficial conversion feature and warrants, representing its estimated fair value. (See Note 9.) The carrying value of the Company's other debt approximates their estimated fair values due to the rates of interest on the debt approximate current interest rates for similar obligations with like maturities.

DERIVATIVE FINANCIAL INSTRUMENTS

The Company generally does not use derivative financial instruments to hedge exposures to cash-flow or market risks. However, certain other financial instruments, such as the embedded conversion features of debt instruments that are indexed to the Company's common stock, are classified as liabilities when either (a) the holder possesses rights to net-cash settlement or (b) physical or net share settlement is not within the control of the Company. In such instances, net-cash settlement is assumed for financial accounting and reporting, even when the terms of the underlying contracts do not provide for net-cash settlement. Such financial instruments are initially recorded at fair value and subsequently adjusted to fair value at the close of each reporting period. Fair value for option based derivative financial instruments is determined using the Black-Scholes option pricing model.

FINANCIAL DERIVATIVES - BENEFICIAL CONVERSION FEATURE AND WARRANTS

Embedded beneficial conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments (secured convertible notes - see Note 8. Notes Payable and Note 16. Restatement) and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value, using the Black-Scholes pricing model. The Company records the value allocated to warrants issued with the convertible instruments, measured at fair value, using the Black-Scholes pricing model and recognized by allocating a portion of the proceeds to a derivative liability with an offset to discount on the convertible instrument. The recorded discount is amortized as interest expense using the straight-line interest method over the life of the debt.

STOCK-BASED COMPENSATION

The Company has traditionally applied APB Opinion 25, "ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES," and related interpretations in accounting for its stock-based employee compensation plan. Beginning with the quarter ended March 31, 2006, the Company has adopted the provisions of SFAS No. 123(R), "ACCOUNTING FOR STOCK-BASED COMPENSATION." For the fiscal year ended June 30, 2006 and June 30, 2005, the Company granted 125,000, granted prior to March 31, 2006,and 253,000, respectively, of incentive-based stock options under incentive compensation plans. For prior reporting periods, had compensation cost been determined based on the fair value of stock options granted in a manner consistent with the method promulgated by SFAS No. 123, the Company's net loss and loss per share would have been changed to the pro forma amounts in the table below for the fiscal year ended June 30, 2006 and June 30, 2005. The Company will continue to disclose on a pro forma basis according to SFAS No. 123 during the transition period to be in accordance with SFAS No. 123(R).

                                                        Years Ended June 30,
                                                        --------------------
                                                        2006            2005
                                                        ----            ----

Net income (loss), as reported                       $  179,103     $(2,979,960)

Adjust: Total stock-based employee compensation
  expense determined under fair value based
  method for all awards, net of related tax
  effects                                                62,135         241,500
                                                     ----------     -----------

Pro forma net income (loss)                          $  116,968     $(3,221,460)
                                                     ==========     ===========

Net income (loss) per share:

  Basic    - as reported                             $     0.01        $(0.24)
                                                     ==========        ======

  Diluted - as reported                              $     0.01        $(0.24)
                                                     ==========        ======


  Basic    - pro forma                               $     0.01        $(0.24)
                                                     ==========        ======

  Diluted - pro forma                                $     0.01        $(0.24)
                                                     ==========        ======

To estimate compensation expense, the Company uses the Black-Scholes option-pricing model and assumptions deemed reasonable by management. The options are valued as of the date of grant. If the date of grant had been June 30, 2006, the following assumptions would have been used to compute the fair value of option grants for the year ended June 30:

                                                   2006             2005
                                                 --------         --------
     Expected volatility                             83%             108%
     Expected dividend yield                          0%               0%
     Risk-free interest rate                       5.05%            3.94%
     Expected life                               10 years         10 years

REVENUE RECOGNITION

The Company recognizes revenue in the period that the related services are performed and collectibility is reasonably assured. Currently, the Company derives substantially all of its revenues from laboratory services. Service contracts generally take the form of fixed-price contracts. Under fixed-price contracts, revenue is recognized as services are performed, with performance generally assessed using output measures, such as units-of-work performed to date as compared to the total units-of-work contracted. Changes in the scope of work generally result in a renegotiation of contract pricing terms and/or a contract amendment. Renegotiated amounts are not included in net revenues until earned, and realization is assured. Advance payments on service contracts are treated as a deposit and applied to periodic billing during the contract period. Setup and administrative fees are billed upon contract approval. Revenues from setup and administrative fees are amortized over the life of the contract. Historically, costs are not deferred in anticipation of work on contracts after they are awarded, but instead are expensed as incurred. All out-of-pocket costs are included in expenses.

RESEARCH AND DEVELOPMENT EXPENSES

Expenditures for research and development are expensed as incurred.

EARNINGS (LOSS) PER SHARE

Basic net income (loss) per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is computed on the basis of the weighted average number of common shares outstanding plus the effect of outstanding stock options and warrants using the "treasury stock" method and the effect of preferred stock on an as-converted basis. All per share calculations exclude treasury shares. Shares held in trust as security for a note payable were excluded for the fiscal year ended June 30, 2005. For the fiscal year ended June 30, 2006, pursuant to payment of the note payable, the shares previously held in trust as security were released. (See Note 13 - Promissory Note to Prior Landlord). As of June 30, 2006, vested, in-the-money options to purchase 1,175,101 shares of common stock and in-the-money warrants to purchase 1,775,727 shares of common stock were outstanding and were included in the computation of diluted earnings per share for fiscal 2006, but were not included in the computation of diluted loss per share because the effect would be antidilutive for fiscal 2005. Shares of Series A preferred convertible stock were also not included in the computation of diluted loss per share because the shares of Series A preferred stock were converted into common stock during April of the fiscal year ended June 30, 2006.

As of June 30, 2005, vested, in-the-money options to purchase 812,123 shares of common stock and in-the-money warrants to purchase 570,727 shares of common stock were outstanding, but were not included in the computation of diluted loss per share because the effect would be antidilutive. In addition, 1,550,000 shares of Series A preferred stock convertible into 516,667 shares of common stock were also not included in the computation of diluted loss per share because the effect would be antidilutive.

USE OF ESTIMATES

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW ACCOUNTING PRONOUNCEMENTS

In March 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets--an amendment of FASB Statement No. 140." This statement requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract in any of the following situations: a transfer of the servicer's financial assets that meets the requirements for sale accounting; a transfer of the servicer's financial assets to a qualifying special-purpose entity in a guaranteed mortgage securitization in which the transferor retains all of the resulting securities and classifies them as either available-for-sale securities or trading securities; or an acquisition or assumption of an obligation to service a financial asset that does not relate to financial assets of the servicer or its consolidated affiliates. The statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable and permits an entity to choose either the amortization or fair value method for subsequent measurement of each class of servicing assets and liabilities. The statement further permits, at its initial adoption, a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available for sale securities under Statement 115, provided that the available for sale securities are identified in some manner as offsetting the entity's exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value and requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations at June 30, 2006.

In February 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments, an Amendment of FASB Standards No. 133 and 140" (hereinafter "SFAS No. 155"). This statement established the accounting for certain derivatives embedded in other instruments. It simplifies accounting for certain hybrid financial instruments by permitting fair value remeasurement for any hybrid instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133 as well as eliminating a restriction on the passive derivative instruments that a qualifying special-purpose entity ("SPE") may hold under SFAS No. 140. This statement allows a public entity to irrevocably elect to initially and subsequently measure a hybrid instrument that would be required to be separated into a host contract and derivative in its entirety at fair value (with changes in fair value recognized in earnings) so long as that instrument is not designated as a hedging instrument pursuant to the statement. SFAS No. 140 previously prohibited a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This statement is effective for fiscal years beginning after September 15, 2006, with early adoption permitted as of the beginning of an entity's fiscal year. Management believes the adoption of this statement will have no immediate impact on the Company's financial condition or results of operations at June 30, 2006.

In May, 2005, The Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 154, "Accounting Changes and Error Corrections - a Replacement of APB Opinion No. 20 and FASB Statement No. 3 ("hereinafter" "SFAS No. 154"). This statement replaces APB Opinion No. 20, "Accounting Changes" and FASB Statement No. 3, "Reporting Accounting Changes in Internal Financial Statements" and revises the requirements regarding accounting for and reporting a change in accounting principle. This statement requires retrospective application of the accounting change to the financial statements of prior periods, unless it is impractical to determine the period-specific effects or the cumulative effect of changing to the new accounting principle. This statement also addresses the reporting issues related to a change in accounting principle if it is impractical to determine the period-specific effects or the cumulative effect of the change. The initial adoption of this statement had no immediate material effect on the Company's financial condition or results of operations for the fiscal year ended June 30, 2005. As of June 30 2006, the Company followed SFAS No. 154 in restatement of results for fiscal years 2004 and 2005 (see note 16. Restatement).

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123(R), "Accounting for Stock Based Compensations" (SFAS 123R). This statement supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees," and its related implementation guidance. This statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This statement does not change the accounting guidance for share based payment transactions with parties other than employees provided in Statement of Financial Accounting Standards No. 123(R). This statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans." The Company has adopted SFAS No. 123(R) and is recognizing the effect for employee stock compensation during fiscal year 2006 in accordance with SFAS No. 123(R) beginning with the quarter ended March 31, 2006. Because the Company did not grant any stock options in the third or fourth quarter of the fiscal year ended June 30, 2006, the adoption of this statement has no immediate impact on the Company's financial statements, although it will for future periods.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 153 (hereinafter "SFAS No. 153"). This statement addresses the measurement of exchanges of nonmonetary assets. The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions," is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged.

The guidance in that opinion, however, included certain exceptions to that principle. This statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This statement is effective for financial statements for fiscal years beginning after June 15, 2005. During the year ended June 30, 2006, the Company adopted SFAS No. 153. The Company has determined that there was no financial impact from the adoption of this statement.

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 151, "Inventory Costs-- an amendment of ARB No. 43, Chapter 4". This statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that ". . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. . . ." This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management does not believe the adoption of this statement will have any immediate material impact on the Company.

3. CONCENTRATION OF CREDIT RISK

The largest client in fiscal 2006 individually accounted for approximately 36% and 23% of the Company's total revenues in fiscal 2006 and 2005, respectively, while the Company's largest client in fiscal 2005 accounted for approximately 23% and 36% of the Company's total revenues in fiscal 2005 and 2004, respectively. As of June 30, 2006 and 2005, respectively, approximately 27% and 60% of the Company's accounts receivable balance was from the two largest clients at that time.

The Company maintains its cash in two commercial accounts at major financial institutions. Although the financial institutions are considered creditworthy and have not experienced any losses on their deposits, at June 30, 2006, the Company's cash balance exceeded Federal Deposit Insurance Corporation (FDIC) limits by $5,397,737 and at June 30, 2005, the Company's cash balance in one account exceeded (FDIC) limits by $1,338,543.

4. PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses consisted of the following at June 30:

                                                          2006         2005
                                                        --------     --------
     Laboratory Information System Software.........    $233,477     $216,405
     Backup Power Generator.........................         --       132,585
     Investor Relations Consulting..................      14,464       59,063
     Laboratory Equipment...........................       1,929       47,725
     Insurance......................................      39,801       47,140
     Commissions....................................           -       25,187
     Property Taxes.................................      12,402       24,731
     Service Contracts..............................      44,689       22,378
     Trade Show and Conference Fees.................       6,750       19,000
     Other..........................................      10,454        7,230
                                                        --------     --------
                                                        $363,966     $601,444
                                                        ========     ========

5. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30:

                                                           2006          2005
                                                        ----------    ----------
     Laboratory equipment...........................    $1,010,112    $  773,389

     Computer equipment.............................       357,345       255,028
     Office furniture and equipment.................       180,158       101,480
     Leasehold improvements.........................       168,507        73,541
                                                        ----------    ----------
     Total property and equipment...................     1,716,122     1,203,438
     Less: accumulated depreciation and amortization     1,022,891       766,002
                                                        ----------    ----------
     Net property and equipment.....................    $  693,231    $  437,436
                                                        ==========    ==========

At June 30, 2006 and 2005, respectively, these amounts included assets under capital leases of $358,856 and $160,487, and related accumulated amortization of $282,806 and $232,106. Depreciation expense for the fiscal years ended June 30, 2006 and 2005, respectively, was $256,889 and $152,505.

6. ACCRUED LIABILITIES

Accrued liabilities consisted of the following at June 30:

                                                          2006         2005
                                                        --------     --------
     Accrued Laurus note costs                          $131,592     $160,000
     Accrued payroll and related payroll taxes           136,060      121,819
     Accrued vacation                                     82,556      116,032
     Accrued professional services                           --        88,390
     Accrued consulting expense                              --        65,000
     Accrued software expense                                --        43,281
     Accrued audit fees                                   28,566       41,002
     Accrued interest expense                             27,840       31,689
     Accrued 401(k)                                       19,449       24,854
     Accrued board of directors fees                      20,135       13,635
     Accrued commissions                                     --        13,443
     Accrued fees due to PBRF                              7,835        7,835
     Other                                                45,825      119,287
                                                        --------     --------
                                                        $499,858     $846,267
                                                        ========     ========

7. CAPITAL LEASE OBLIGATIONS

The Company leases laboratory and other equipment under capital lease arrangements. The obligations under capital leases have interest rates ranging from approximately 7.5% to 17.64% and mature at various dates through 2008. Annual future minimum lease payments for years subsequent to June 30, 2006 are as follows:

     2007                                               $ 62,253
     2008                                                 50,924
     2009                                                  4,109
                                                        --------
     Total minimum payments                              117,286
     Less: amount representing interest                  (8,792)
                                                        --------
     Obligations under capital leases                   $108,494
                                                        ========

     Total minimum payments
     Less: current portion                              $108,494
     Long-term portion                                   (51,994
                                                        --------
                                                        $ 56,500
                                                        ========

8. NOTES PAYABLE

LAURUS DEBT

Effective May 28, 2004, the Company entered into a financing arrangement with Laurus Master Fund, Ltd., a New York City based investment fund ("Laurus"). The financing consisted of a $2.5 million secured convertible note with a term of three years. In connection with the financing, the Company also issued Laurus a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25, exercisable at any time prior to May 28, 2011. The note bears interest at an initial rate equal to the prime rate plus two percent (2%) for a total of six percent (6%), subject to reduction on a month to month basis if certain specified conditions are met. The note interest rate was equal to 10.25% and 8.25% for the fiscal years ended June 30, 2006 and 2005, respectively.

Under the terms of the note, the Company was originally obligated to make monthly payments of accrued interest beginning July 1, 2004 and, commencing December 1, 2004, monthly payments of $85,000 to reduce the principal amount by $83,333.

For any cash payments made on the note, the Company is required to pay an amount equal to 102% of the principal amount due. In addition, the Company can prepay the note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the note into shares of common stock at an initial conversion price of $1.06 per share. In addition, for each monthly payment under the note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, if certain specified conditions are met. As of June 30, 2006, Laurus had converted $710,200 in principal into 670,000 shares of the Company's common stock. On June 30, 2006, the principal balance on this first note owing to Laurus was $1,789,800.

The initial note conversion price ($1.06 per share) is subject to certain anti-dilution adjustments, including full ratchet anti-dilution if the Company issues convertible or equity securities at a price per share less than the conversion price. As security for the obligations to Laurus, the Company and each of its subsidiaries granted a blanket security interest in all of their respective assets to Laurus, and the Company entered into a stock pledge with Laurus for the capital stock in each of its subsidiaries. The Company was obligated to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant. The registration was deemed effective by the SEC on September 28, 2004. To date, the Company has maintained the effectiveness of the registration statement and is obligated to maintain it effective for up to three years from the closing date. If the Company fails to comply with the registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages.

In conjunction with the financing, the Company incurred and recorded fees of $293,500 as deferred financing costs, which are being amortized to other expense over the life of the note. This amount includes a potential payment to the Company's broker of up to $100,000 should Laurus convert all or a portion of the 2004 Note. At June 30, 2006, the unamortized balance of the deferred financing costs was $232,787. As of May 6, 2005, the Company modified the amounts being amortized to other expense to account for the extension of 12 months in the term of the 2004 Note.

As of May 2004, the Company also recorded discounts to the secured convertible note in the amount of $683,962 and $573,266, respectively, representing the value of the beneficial conversion feature and value allocated to the warrant to purchase 681,818 shares. As of May 6, 2005, the Company modified the discount balance of the loan to account for the warrants issued as of January 31, 2005 for the postponement of principal payments due and for the warrants issued as of May 6, 2005 as consideration for the deferral and extension of the 2004 Note. In accounting for the issuance of the new warrants, the Company recorded discounts to the secured convertible note of $1,084,906, $452,076, $120,445 and $383,013, respectively, representing the value of the beneficial conversion feature, the value allocated to the warrant to purchase 681,818 shares issued on May 28, 2004, the value allocated to the warrant to purchase 200,000 shares issued on January 31, 2005, and the value allocated to the warrant to purchase 625,000 shares issued on May 6, 2005. The warrant to purchase 625,000 shares represents the pro-rata share of the May 2004 Note related to the warrant to purchase a total of 1,000,000 shares issued on May 6, 2005.

Upon conversion of any amounts owing under the note, the Company is obligated to issue warrants for up to a maximum of 181,818 shares of common stock to its broker, in the amount of 8% of amounts converted, at an exercise price of $1.25 per share, exercisable for five years.

Effective January 31, 2005, the Company entered into a second financing arrangement with Laurus for a $1.5 million secured convertible note with a term of three years. In connection with the financing, the Company issued

Laurus a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37, exercisable at any time prior to January 31, 2012. The note bears interest at an initial rate equal to the prime rate plus two percent (2%) for a total of six percent (6%), subject to reduction on a month to month basis if certain specified conditions are met. The note interest rate was equal to 10.25% and 8.25% for the fiscal years ended June 30, 2006 and 2005, respectively.

Under the original terms of the note, the Company was obligated to make monthly payments of accrued interest beginning March 1, 2005 and, commencing August 1, 2005, monthly payments of $51,000 to reduce the principal amount by $50,000.

For any cash payments made on the note, the Company is required to pay an amount equal to 102% of the principal amount due. In addition, the Company can prepay the note at any time upon payment of an amount equal to 130% of the then-outstanding principal balance, plus accrued and unpaid interest.

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the note into shares of common stock at an initial conversion price of $1.17 per share. In addition, for each monthly payment under the note, Laurus will be obligated to convert a portion of the monthly payment into common stock at the applicable conversion price, if certain specified conditions are met.

The initial note conversion price ($1.17 per share) is subject to certain anti-dilution adjustments, including full ratchet anti-dilution if the Company issues convertible or equity securities at a price per share less than the conversion price.

As security for the obligations to Laurus, the Company and each of its subsidiaries granted a blanket security interest in all of their respective assets to Laurus, and the Company entered into a stock pledge with Laurus for the capital stock in each of its subsidiaries. The Company was obligated to register with the SEC for resale the shares of common stock that are issuable upon conversion of the note and upon exercise of the warrant. The registration was deemed effective by the SEC on April 1, 2005. To date, the Company has maintained the effectiveness of the registration statement and is obligated to maintain it effective for up to three years from the closing date. If the Company fails to comply with the registration obligations, Laurus will be entitled to certain specified remedies, including monetary liquidated damages.

In conjunction with the January 2005 financing, the Company incurred and recorded fees of $168,000 as deferred financing costs, which are being amortized to other expense over the life of the note. This amount includes a potential payment to the Company's broker of up to $60,000 should Laurus convert all or a portion of the 2005 Note. At June 30, 2006, the unamortized balance of the deferred financing costs was $147,156. As of May 6, 2005, the Company modified the amounts being amortized to other expenses to account for the extension of 12 months in the term of the 2004 Note.

As of January 2005, the Company also recorded discounts to the secured convertible note of $397,436 and $279,191, respectively, representing the value of the beneficial conversion feature and value allocated to the warrant to purchase 326,087 shares. As of May 6, 2005, the Company modified the discount balance of the loan to account for the warrants issued as of January 31, 2005 for the warrants issued as of May 6, 2005 for the deferral and extension of the 2005 Note. In accounting for the issuance of the new warrants, the Company recorded discounts to the secured convertible note of $589,743, $229,898, and $244,356, respectively, representing the value of the beneficial conversion feature, the value allocated to the warrant to purchase 326,087 shares issued on January 31, 2005, and the value allocated to the warrant to purchase 375,000 shares issued on May 6, 2005. The warrant to purchase 375,000 shares represents the pro-rata share of the January 2005 Note related to the warrant to purchase a total of 1,000,000 shares issued on May 6, 2005.

Upon conversion of any amounts owing under the note, the Company is obligated to issue warrants for up to a maximum of 105,263 shares of common stock to its broker, in the amount of 8% of amounts converted, at an exercise price of $1.37 per share, exercisable for five years.

LAURUS WAIVER -- MAY 2004 $2.5 MILLION SECURED CONVERTIBLE NOTE

On January 31, 2005, Laurus formally agreed that the Company would not be required to pay the principal portion of any monthly amount due for the six-month period from December 2004 through May 2005, and instead such deferred principal amounts would be due on May 1, 2007, the maturity date of the 2004 Note. There was no change in the interest rate charged by Laurus on the unpaid principal.

In consideration for the principal payment deferral and the waiver, the Company issued a warrant to Laurus to purchase up to 200,000 shares of the common stock of the Company at an exercise price of $1.48. The warrant expires on January 31, 2010. The cost to the Company associated with the issuance of this warrant was attributed to the discount balance on the May 2004 Note.

LAURUS DEFERRAL AND EXTENSION -- MAY 2004 $2.5 MILLION AND JANUARY 2005 $1.5 MILLION SECURED CONVERTIBLE NOTES

On May 6, 2005, Laurus and the Company amended the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. With respect to 2004 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on May 28, 2008, and (b) defer 12 months of principal payments (originally due June 1, 2005 through May 1, 2006) to be paid monthly beginning June 1, 2007 through May 1, 2008. With respect to the 2005 Note, Laurus agreed to (a) extend the term for an additional year, to be due in full on January 31, 2009, and (b) defer 12 months of principal payments (originally due August 1, 2005 through July 1, 2006) to be paid monthly beginning February 1, 2008 through January 1, 2009, with the balance on the 2005 Note to be paid in full on January 31, 2009.

As a result of these amendments, the first repayments of principal owed to Laurus on the 2004 and 2005 Notes became due on June 1, 2006 and August 1, 2006, respectively, and the maturity dates for the 2004 and 2005 Notes are now May 1, 2008 and January 1, 2009, respectively. There was no change in the interest rate charged by Laurus on the unpaid principal. Furthermore, commencing as of May 31, 2005, the Company adjusted the amortization schedules for the 2004 Note and 2005 Note related to the beneficial conversion feature, stock purchase warrants and deferred finance costs.

In consideration for the principal payment deferral and the extension of the 2004 and 2005 Notes, the Company issued an additional common stock purchase warrant to Laurus to purchase up to 1,000,000 shares of the Company's common stock at an exercise price of $1.05. The warrant expires on May 6, 2010. The cost to the Company associated with the issuance of this warrant was attributed to the discount balances of the May 2004 and January 2005 Notes based on the pro-rata amounts of the respective Notes.

Through June 30, 2006, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,789,800. The original principal amount of $1,500,000 on the 2005 Note remains the same. With these principal conversions, repayments of principal on the 2004 Note are now scheduled to begin in February 2007 at a rate of approximately $40,000 for the first month and approximately $85,000 for each month thereafter, per the 102% payment of principal requirement that applies to both notes. These payments will reduce the outstanding principal of the 2004 Note by $83,333 per month. Payments on the 2005 Note of $51,000 per month were scheduled to begin in August 2006. These payments will reduce the outstanding principal of the 2005 Note by $50,000 per month. Any future additional conversions of principal by Laurus on either Note will further reduce our repayment obligations.

In fiscal years 2004 and 2005, the Company estimated the valuation of the beneficial conversion feature and the warrants for the May 2004 and January 2005 Notes in accordance with EITF 00-27 and EITF 98-5, using the Black-Scholes pricing model and other assumptions deemed reasonable by management. At June 30, 2006The Company corrected its accounting for derivative financial instruments, for the May 2004 and January 2005 Notes, to conform to the requirements of Statements of Accounting Standards No. 133, as amended, and Financial Accounting Standards Board Emerging Issues Task Force (EITF) No. 00-19. Embedded beneficial conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments, the May 2004 and January 2005 Notes, and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value. The Company restated prior fiscal years results to conform to the requirements of the Statement of Financial Accounting Standards No. 154, Accounting Changes and Error

Corrections. Net fair value adjustments included in earnings (loss) related to these instruments amounted to $298,616 and ($265,928) for the fiscal year ending June 30, 2006 and 2005, respectively. Accordingly, the balances for fiscal years 2004 and 2005 have been restated and balances for fiscal 2006 correctly accounted for. See OTHER NOTES PAYABLE table below and Note 16. Restatement.

LOAN AND SECURITY AGREEMENT WITH FRANKLIN FUNDING

On November 3, 2005, the Company entered into a loan and security agreement with Franklin Funding, Inc., providing for a non-revolving line of credit of up to $500,000 for equipment financing collateralized by the equipment. In connection with the loan and security agreement, the Company agreed to grant to Franklin Funding stock purchase warrants to purchase up to 50,000 shares of the Company's common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing and expiration date of 10 years. Through June 30, 2006, the Company borrowed a total of $350,000 under this equipment line of credit and issued to Franklin Funding warrants to purchase 35,000 shares, at an exercise price of $1.17 per share, and the Company recognized expenses of approximately $7,142 related to the grant of the warrants. The loan and security agreement provides that a maximum of $500,000 be available for borrowing until May 3, 2006, consequently no further borrowings may be made under the loan and security agreement.

OTHER NOTES PAYABLE

The Company had the following other notes payable as of June 30:
                                                                                      2006              2005
                                                                                  -----------       -----------
   May 2004 Secured Convertible Note Payable:

   Secured convertible note to Laurus, secured by all assets, interest at prime plus 2% (subject to reduction upon specified conditions), monthly
      payments of $83,333 plus interest beginning May 1, 2006, due May 1, 2008    $ 2,500,000       $ 2,500,000
      Less: Principal amount converted into common stock                             (710,200)          (63,600)
      Less: Fair value of beneficial conversion feature and warrants                 (896,701)       (1,497,614)
                                                                                  -----------       -----------
                                                                                      893,099           938,786

      Less: Current Portion                                                          (373,129)          (83,333)
                                                                                  -----------       -----------
      Long-Term Portion                                                           $   519,970       $   855,453
                                                                                  ===========       ===========
   January 2005 Secured Convertible Note Payable:

   Secured convertible note to Laurus, secured by all assets, interest at prime plus 2% (subject to reduction upon specified conditions), monthly payments of $51,000 plus interest beginning August 1, 2006, due February
      1, 2009                                                                     $ 1,500,000       $ 1,500,000

      Less: Fair value of beneficial conversion feature and warrants                 (751,509)         (922,025)
                                                                                      748,491           577,975
                                                                                  -----------       -----------

      Less: Current Portion                                                          (550,000)              --
                                                                                  -----------       -----------
      Long-Term Portion                                                           $    198,491      $   577,975
                                                                                  ============      ===========

   Other Notes Payable:

   Loan and security agreement, secured by specific equipment, 17.64%
      interest, monthly payments of $8,709, balloon payment of $30,000 due
      August 2006                                                                 $    38,148       $   127,188

   Loan and security agreement, secured by specific equipment, 17.64%
      interest, monthly payments of $11,878, balloon payment of $60,000 due
      November 2008                                                                   310,938               --

   Promissory note to prior landlord, secured by common stock held in escrow,
      10% interest, quarterly payments of $25,000, due July 31, 2005 (See
      Note 13)                                                                            --            181,670

   Note payable to Transamerica, secured by security interest in previously leased assets, 8% interest October 1, 2003 to February 28, 2004,
      14.123% beginning March 1, 2004, monthly payments including interest of
      $2,000 through February 28, 2004 and $14,500 thereafter, due October
      1, 2005                                                                             --             47,719

   Demand notes payable, 18% interest, current monthly payments of interest
      only                                                                                --             13,000
                                                                                                    -----------
                                                                                      349,086           369,577
                                                                                  -----------       -----------
      Less: Current Portion                                                           (38,148)         (331,429)
                                                                                  -----------       -----------
      Long-Term Portion                                                           $   310,938       $    38,148
                                                                                  ===========       ===========

Aggregate maturities of notes payable (at face value, gross of the unamortized fair value assigned to beneficial conversion feature and warrants related to the secured convertible note financing with Laurus) are approximately as follows for the years ending June 30:

                                    2007             $   923,129
                                    2008               1,599,996
                                    2009                 766,675
                                                     -----------
                                                     $ 3,289,800
                                                     ===========

9. PREFERRED AND COMMON STOCK

The Company's common stock currently is quoted on the OTC Bulletin Board under the symbol "PBME".

SERIES A PREFERRED STOCK

Effective March 31, 2006, the holders of the outstanding shares of Series A preferred stock entered into an agreement with the Company agreeing to voluntarily exchange their shares of Series A preferred stock into common stock. The exchange rate for the Series A preferred stock was based on a price of $1.73 per share, which represents the highest ten-trading day average during the first 30 days after the quarterly results for the second quarter of fiscal 2006 (provided that at least 12,000 shares must have traded during the day in order for any day to qualify in the average), beginning February 16, 2006. The number of shares of common stock issuable on exchange equal the total cash consideration originally paid by the Series A preferred holders (aggregate amount of $3,100,000) divided by the exchange rate. Accordingly, at a rate of $1.73, upon delivery to the Company of the Series A preferred stock certificates for cancellation, the Company issued 1,791,907 shares of common stock and the outstanding 1,550,000 Series A preferred stock shares were cancelled. After giving effect to the exchange, the Company no longer has any preferred stock shares outstanding.

COMMON STOCK

Laurus has the option at any time to convert any or all of the outstanding principal and accrued and unpaid interest on the May 2004 and January 2005 Notes into shares of common stock at an initial conversion price of $1.06 or $1.17 per share, respectively. On various dates throughout fiscal 2006 and fiscal 2005, Laurus converted at a price of $1.06 a total of $646,600 and $63,600 of the principal amount, respectively, due under the May 2004 Note into 634,400 and 60,000 shares, respectively, of the Company's common stock. Through June 30, 2006, Laurus has converted a total of $710,200 in principal on the 2004 Note, leaving a remaining principal balance on the 2004 Note of $1,789,800.

As of June 30, 2006, the Company held treasury common stock in the amount of 82,072 shares. For the fiscal years ended June 30, 2006 and 2005, there were no shares of common stock added to the treasury stock.

10. INCOME TAXES

The Company follows SFAS 109, as amended, to prepare its income taxes. The income tax expense reconciled to the tax expense computed at the statutory rate was approximately as follows during the years ended June 30:

                                                          2006          2005
                                                       ---------    -----------
     Tax benefit computed at federal statutory rate    $  61,000    $(1,018,000)
     Permanent differences                               550,000        133,000
     Valuation allowance (tax benefit of recognizing
       prior year net operating loss carryforward)     $(611,000)   $   885,000
                                                       ---------    -----------

                                                       $     --     $       --
                                                       =========    ===========

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax assets were approximately as follows at June 30:

                                                       2006             2005
                                                   -----------      -----------

     Net operating loss carryforward               $ 4,902,000      $ 5,510,000
     Research and experimentation credit               326,000          326,000
     Effect of stock option variable pricing            50,000           50,000
     Accrued liabilities                                22,000           44,000
     Allowance for bad debts                            11,000            8,000
     Depreciation and amortization                      50,000           34,000
                                                   -----------      -----------
                                                     5,361,000        5,972,000
     Less valuation allowance                       (5,361,000)      (5,972,000)
                                                   -----------      -----------
     Net deferred tax asset                        $       --       $       --
                                                   ===========      ===========

At June 30, 2006, operating loss carryforwards of approximately $14 million expiring through 2026 were available to offset future taxable income. For financial reporting purposes, a valuation allowance of approximately $5,361,000 has been recognized to offset the deferred tax asset due to the uncertainty of future utilization of net operating loss carryforwards and realization of other deferred tax assets. For the fiscal year ended June 30, 2006, the valuation allowance was decreased by approximately $611,000. For the fiscal year ended June 30, 2005, the valuation allowance was increased by approximately $885,000.

Internal Revenue Code Section 382 places a limitation on the amount of taxable income that can be offset by carryforwards after a change in control (generally greater than 50% change in ownership). As a result of these provisions, utilization of the NOL and credit carryforwards may be limited.

11. STOCK OPTION PLAN

1996 STOCK INCENTIVE PLAN

The Company's 1996 Stock Incentive Plan (the "1996 Plan") provided for the issuance of up to 1,800,000 shares of common stock under this Plan. Options granted under the 1996 Plan may be either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code, or nonqualified options. The Company may also award stock appreciation rights, restricted stock, performance shares, loans or tax offset payments. The option price of each incentive stock option granted shall not be less than the fair value of the underlying common stock, and will expire no later than ten years following the date of grant. With respect to nonqualified options, the exercise price and term will be determined at the discretion of the Board. However, the exercise price will not be less than 85% of the fair value of the underlying stock, and the term will not exceed a period of ten years. The options generally vest over a range of immediately to five years. As of June 30, 2006, 583,891 shares of common stock remained available for future grant under the 1996 Plan.

On May 3, 2002, the Company's board of directors voted to reduce the exercise price of all then outstanding options to $0.06 per share. No initial expense was recognized on this repricing, as the new exercise price equaled the market value of the Company's stock on that date. For the fiscal years ended June 30, 2006 and 2005, in accordance with accounting for options under variable pricing rules, the Company recognized approximately $943 and $3,352, respectively, in compensation income representing the decrease in the market price of the Company's common shares to $1.23 and $0.94 per share, as well as the reduction of 7,374 in the number of outstanding options due to either expiration or exercise. As long as any of the repriced options remains outstanding, the Company will recognize compensation expense in the future for all outstanding repriced stock options if the market value of the common stock increases, and will recognize income if the market value decreases.

The following is a summary of the activity in the 1996 Plan for the years ended June 30, 2006 and 2005:

                                                            Shares Under Option
                                            --------------------------------------------------
                                              Number     Weighted Average    Weighted Average
                                                Of      Exercise Price per     Fair Value of
                                              Shares          share           Options Granted
                                            --------------------------------------------------
Options outstanding at June 30, 2004         1,281,396       $  0.77              $   --

       Granted                                 253,000          1.01                 1.01
       Exercised                               (10,017)         0.81
       Terminated                             (148,270)         0.79
                                             ---------       -------
Options outstanding at June 30, 2005         1,376,109          0.81

       Granted                                 125,000          0.86                 0.86
       Exercised                                (7,902)         0.60
       Terminated                                   (0)         0.00
                                             ---------       -------
Options outstanding at June 30, 2006         1,493,207       $  0.82
                                             =========       =======

The weighted average contractual life remaining of options outstanding at June 30, 2006 is approximately 7.9 years.

As of June 30, 2006, outstanding options had exercise periods which expired over the following time periods:

                                            Weighted Average
                                             Remaining Life
     Exercise Price    Number Outstanding      (in years)     Number Exercisable
     --------------    ------------------      ----------     ------------------
        $0.51                183,917               6.2               183,917
        $0.70                  3,000               8.2                 3,000
        $0.8075               60,761               7.4                60,761
        $0.81                855,529               7.6               692,978
        $0.86                125,000               9.0                22,360
        $0.90                  6,000               7.7                 6,000
        $0.96                 90,000               8.5                90,000
        $1.01                  3,000               8.0                 3,000
        $1.04                160,000               9.0                44,443
        $1.75                  6,000               7.4                 6,000
                           ---------          --------             ---------
                           1,493,207               7.9             1,112,459
                           =========          ========             =========

As of June 30, 2006, the fair value of options to be vested is $396,828.

The 1996 Plan expired by its terms on July 9, 2006, but outstanding options and awards previously granted under the 1996 Plan continue in accordance with their terms..

2005 STOCK INCENTIVE PLAN

The Company has a Stock Incentive Plan (the "2005 Plan") with 3,000,000 shares of common stock reserved for issuance under this Plan. Options granted under the Plan may be either incentive stock options within the meaning of Section 422(b) of the Internal Revenue Code, or nonqualified options. The Company may also award stock appreciation rights, restricted stock, performance shares, loans or tax offset payments. The option price of each incentive stock option granted shall not be less than the fair value of the underlying common stock, and will expire no later than ten years following the date of grant. With respect to nonqualified options, the exercise price and term will be determined at the discretion of the Board. However, the exercise price will not be less than 85% of the fair value of the underlying stock, and the term will not exceed a period of ten years. The options generally vest over a range of immediately to three years. As of June 30, 2006, 3,000,000 shares of common stock remained available for future grant under the 2005 Plan.

12. STOCK PURCHASE WARRANTS

The following is a summary of outstanding warrants as of June 30, 2006 and 2005:

                                                    Weighted Average
                                  Exercise Price     Exercise Price
                                    per Share          per Share        Number
                                    ---------          ---------        ------
     Warrants outstanding at
     June 30, 2005                $0.1875-$1.60          $1.22        4,498,492
                                  -------------          -----        ---------
     Warrants outstanding at
     June 30, 2006                $0.1875-$1.48          $1.08        3,085,713
                                  -------------          -----        ---------

In May 2005, in connection with the extension and deferral of principal payments on the $2.5 million secured convertible note and the $1.5 million secured convertible note and, the Company granted the lender a warrant to purchase up to 1,000,000 shares of common stock at an exercise price of $1.05 per share, exercisable at any time prior to May 28, 2010.

In January 2005, in connection with a $1.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 per share, exercisable at any time prior to May 28, 2011. In addition, the Company issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the convertible note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share. Also in January 2005, in connection with a the deferral of principal on the $2.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 200,000 shares of common stock at an exercise price of $1.48 per share, exercisable at any time prior to January 31, 2010.

In June 2004, in connection with a $2.5 million secured convertible note, the Company granted the lender a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25 per share, exercisable at any time prior to May 28, 2009. In addition, the Company issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the convertible note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

In March and April 2006, in connection with a private placement of common stock, the Company granted warrants to investors covering 955,600 shares of unregistered common stock at $1.60 per share and the placement agents covering 225,200 shares of unregistered common stock at $1.60 per share.

13. COMMITMENTS AND CONTINGENCIES

OPERATING LEASES

The Company has entered into non-cancelable operating leases for office facilities. Under these leases, the Company is responsible for its proportionate share of real estate taxes, insurance and common area maintenance costs. Rent expense was $225,264 and $240,575 for the years ended June 30, 2006 and 2005, respectively.

Future minimum lease payments are as follows:

               Year Ended June 30,

                        2007                  $ 231,192
                        2008                     78,052
                        2009                        --
                                              ---------
                                              $ 309,244
                                              =========

PROMISSORY NOTE TO PRIOR LANDLORD

In May 2003, the Company's prior landlord, the Company, and Saigene Corporation (a Company shareholder) entered into a settlement agreement confirming amounts due the prior landlord. Under the terms of the settlement agreement, the Company and Saigene jointly and severally entered into a promissory note dated May 31, 2003 to the landlord for $320,315. In conjunction with the promissory note and settlement agreement, and to secure performance thereunder, the Company also entered into an escrow agreement, providing for 666,666 shares of the Company's common stock to be held in escrow for the benefit of the landlord. As of June 30, 2006, the balance of the promissory note was $181,670 and the Company had made payments sufficient to release 583,333 of escrow shares to the Company, which shares are to be cancelled and are currently outstanding.

SECURITY INTEREST

In connection with its secured convertible note agreements, the Company and each of its subsidiaries have granted to Laurus Master Fund, Ltd. a secured interest in all of their assets.

14. RELATED PARTY TRANSACTIONS

CONSULTING AGREEMENT

On August 28, 2002, the Company entered into a consulting agreement with Mr. Terry M. Giles, a former director of the Company and greater than 5% stockholder. Pursuant to the consulting agreement, the Company agreed to engage Mr. Giles as a consultant and to pay Mr. Giles compensation of $10,000 per month until the conversion of Mr. Giles shares of Series A preferred stock into common stock, and until such shares are either (a) registered pursuant to an effective registration statement, or (b) deemed tradable pursuant to Rule 144. The conversion of Series A preferred stock was effective as of March 31, 2006, consequently the consulting agreement was cancelled as of that date. As of June 30, 2006, no amounts were owed relating to this consulting agreement.

15. RETIREMENT PLAN

The Company has a 401(k) Plan that was reopened to employees in May 2005. The 401(k) Plan covers all employees over the age of 21 with 1,000 hours of service in a 12-month eligibility computation. The Company makes a contribution equal to one-half of the employee's contribution up to the maximum of 6%. The Company can make discretionary contributions as determined by its board of directors, not to exceed the amount permissible under the Internal Revenue Code. The Company did not make any discretionary contributions in 2005 or 2004. For the fiscal year ended June 30, 2006, the Company's matching expense was $53,385 and 401(k) payable balance was $19,449.

16. RESTATEMENT

FINANCIAL DERIVATIVES

The Company corrected its accounting for derivative financial instruments to conform to the requirements of Statements of Accounting Standards No. 133, as amended, and Financial Accounting Standards Board Emerging Issues Task Force
(EITF) No. 00-19. The Company previously accounted for these instruments under EITF 00-27 and EITF 98-5. Embedded beneficial conversion features that meet the definition of derivative financial instruments have, where applicable, been bifurcated from host instruments (Laurus secured convertible notes - see note 8. Notes Payable) and, in all instances derivative financial instruments have been recorded as assets or liabilities and are carried at fair value. The Company restated prior fiscal years results to conform to the requirements of the Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections. Net fair value adjustments included in earnings (loss) related to these instruments amounted to $298,616 and ($265,928) for the fiscal year ending June 30, 2006 and 2005, respectively. Accordingly, the balances for fiscal years 2004 and 2005 have been restated and balances for fiscal 2006 have been correctly accounted for. The restated values for fiscal years 2004 and 2005 are listed in the following table:

 CONSOLIDATED BALANCE SHEETS - Summary of Adjustments for Derivative Liabilities

                                             June 30,      Create      June 30,     June 30,      Adjust      June 30,
                                               2004      Derivative      2004         2005      Derivative      2005
                 ASSETS                     (audited)     Liability   (restated)    (audited)    Liability   (restated)
                                            ---------     ---------   ----------    ---------    ---------   ----------

TOTAL ASSETS                                4,054,530                  4,054,530    3,427,267                 3,427,267

LIABILITIES AND STOCKHOLDERS' EQUITY
   (DEFICIT)

Compound embedded derivative liability -                    293,352      293,352                   327,111      327,111
   current portion
        Total current liabilities           2,036,774                  2,330,126    2,448,926                 2,776,035

Capital lease obligations - long term
   portion                                    160,487                    160,487      108,493                   108,493

Secured convertible note - long-term
   portion                                    985,536                    985,536    1,193,783      239,644    1,433,428

Compound embedded derivative liability -
   long-term                                                963,876      963,876                 2,524,739    2,524,739

Other notes payable - long term portion       336,510                    336,510       38,148                    38,148
        Total liabilities                   3,519,307                  4,776,535    3,789,350                 6,880,843

STOCKHOLDERS' EQUITY (DEFICIT)
    Preferred stock                            15,500                     15,500       15,500                    15,500
    Common stock                              302,214                    302,214      304,985                   304,985
    Additional paid-in capital             23,338,016    (1,257,228)  22,080,788   25,430,844   (3,104,438)  22,326,406
    Accumulated deficit                   (23,119,084)               (23,119,084) (26,111,988)      12,944  (26,099,044)
    Treasury stock                             (1,423)                    (1,423)      (1,423)                   (1,423)
        Total stockholders' equity
          (deficit)                           535,223                   (722,005)    (362,083)               (3,453,577)

The restatement of financial statements for the compound embedded derivative liability, in the balance sheet table above, for fiscal years ended June 30, 2005 and 2004, respectively, did not change any amounts in "TOTAL ASSETS". For the fiscal year ended June 30, 2004: current liabilities, the "Compound embedded derivative liability - current portion" shows a gain to the "Total current liabilities" balance of $293,352; long-term liabilities, the "Compound embedded derivative liability - long-term portion" shows a gain to the "Total liabilities" balance of $2,524,739; stockholders' equity, the adjustment shows a loss to "Additional paid-in capital" of $1,257,288. For the fiscal year ended June 30, 2005: current liabilities, the "Compound embedded derivative liability
- current portion", shows the balance of the derivative as a gain of $327,111 to "Total current liabilities", inclusive of the fiscal 2004 total; long-term liabilities, "the Compound embedded derivative liability - long-term portion", shows the balance of the derivative as a gain of $2,524,739 to "Total liabilities", inclusive of the fiscal 2004 total; for stockholders' equity, the adjustment shows the balance of the derivative as a loss to "Additional paid-in capital" of $3,104,438 and offsetting adjustments to "Secured convertible note long-term portion" of $239,644 and to "Accumulated deficit" of $12,944.

NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS TO WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS.

                                 ---------------

                                TABLE OF CONTENTS
                                                                            Page
                                                                            ----
Prospectus Summary.........................................................   2
Risk Factors...............................................................   3
Cautionary Notice Regarding Forward-Looking Statements.....................  13
Use of Proceeds............................................................  13
Dilution...................................................................  14
Selling Security Holders...................................................  14
Plan of Distribution.......................................................  19
Market for Common Equity and Related Stockholder Matters...................  21
Management's Discussion and Analysis of Financial Condition and
 Results of Operations.....................................................  22
Business...................................................................  31
Management.................................................................  41
Certain Relationships and Related Transactions.............................  45
Executive Compensation.....................................................  46
Principal Stockholders.....................................................  48
Description of Securities..................................................  49
Legal Matters..............................................................  53
Experts....................................................................  53
Changes in Independent Registered Public Accounting Firms..................  53
Where You Can Find More Information........................................  53
Index to Financial Statements..............................................  F-1

                                 ---------------

UNTIL ________, 2006, ALL DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF THE DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                15,696,568 SHARES


                            PACIFIC BIOMETRICS, INC.


                                  COMMON STOCK



                                ----------------

                                   PROSPECTUS

                                ----------------




                                __________, 2006

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24:  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law authorizes a corporation to indemnify its directors, officers, employees or other agents in terms sufficiently broad to permit indemnification (including reimbursement for expenses incurred) under certain circumstances for liabilities arising under the Securities Act of 1933. Our Certificate of Incorporation and Bylaws contain provisions intended to indemnify officers and directors against liability to the fullest extent permitted by Delaware law. The following discussion of our Certificate of Incorporation and Bylaws is not intended to be exhaustive and is qualified in its entirety by reference to the actual text of our Certificate of Incorporation and Bylaws.

Our certificate of incorporation, as amended, contains a provision permitted by Delaware law which eliminates the personal liability of our directors for monetary damages for breach or alleged breach of their fiduciary duty of care which arises under state law. Although this does not change the directors' duty of care, it limits legal remedies which are available for breach of that duty to equitable remedies, such as an injunction or rescission. This provision of our certificate of incorporation has no effect on directors' liability for: (1) breach of the directors' duty of loyalty; (2) acts or omissions not in good faith or involving intentional misconduct or known violations of law; and (3) approval of any transactions from which the directors derive an improper personal benefit.

Our bylaws contain a provision that provides for the indemnification of any individual who was, is, or is threatened to be made a party, by reason of the fact that the individual is a director or officer of ours or serves in a similar role, to any pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative. Pursuant to this provision, the individual is indemnified against all expenses, liability and loss actually and reasonably incurred to the extent such individual is not otherwise indemnified and to the extent such indemnification is permitted by law.

We also maintain directors' and officers' reimbursement and liability insurance pursuant to standard form policies, insuring our directors and officers against certain liabilities for certain acts or omissions while acting in their official capacity, including liability under the Securities Act of 1933, as amended.

Insofar as indemnification for liabilities arising under the Securities Act may be allowed to our directors, officers and controlling persons under the forgoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 25:  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following is an itemized statement of the estimated cost and expenses payable by us in connection with the offering for the securities included in this Post-Effective Amendment No. 2 to this registration statement:

         Securities and Exchange Commission filing
           fee (previously paid)........................                --
         Blue sky fees and expenses.....................                --
         Accounting fees and expenses...................          $  3,000
         Legal fees and expenses........................             5,000
         Miscellaneous expenses.........................             1,000
                                                                  --------
              Total.....................................          $  9,000

ITEM 26:  RECENT SALES OF UNREGISTERED SECURITIES

We sold the following securities in the past three years in transactions not registered under the Securities Act of 1933:

o In August 2003, we entered into a Loan and Security Agreement with Franklin Funding, Inc., pursuant to which we borrowed $250,000. In connection with the Loan and Security Agreement, we agreed to grant to Franklin Funding stock purchase warrants to purchase up to 25,000 shares of our common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing. Accordingly, we granted to Franklin Funding warrants to purchase 25,000 shares, consisting of warrants for 5,000 shares at $1.10 per share, 5,000 shares at $1.00 per share, 10,000 shares at $0.95 per share, and 5,000 shares at $0.85 per share. The warrants were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o In November 2003, we initiated a best-efforts private placement of unregistered common stock through registered broker-dealers for the sale of up to 3,000,000 shares of common stock at a purchase price of $0.50 per share, with up to a 10% overallotment option. In connection with the private placement, we engaged Source Capital Group, Inc. and Basic Investors, Inc. as non-exclusive placement agents to offer the common stock on a best-efforts basis. As compensation for the placement agents' services, we agreed to pay aggregate cash commissions of 10% of the gross proceeds received and to issue stock purchase warrants to purchase one share of common stock for each 10 shares of common stock sold. The warrants have an exercise price of $0.60 per share and expire on December 31, 2006. In January 2004, our Board of Directors approved an increase in the size of the private placement to up to 4,000,000 shares. The private placement closed in early March 2004, and we received gross proceeds of $1,923,000 from the sale of a total of 3,846,000 shares, and recorded aggregate commissions of $192,300 and warrants covering 384,600 shares of unregistered common stock at $0.60 per share, expiring December 31, 2006. The private placement shares were offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

o Effective May 28, 2004, we issued to Laurus Master Fund, Ltd. a $2.5 million secured convertible note with a term of three years, and a warrant to purchase up to 681,818 shares of common stock at an exercise price of $1.25, exercisable at any time prior to May 28, 2011. The note is convertible into shares of our common stock at an initial conversion price of $1.06 per share. The conversion price is subject to certain anti-dilution adjustments, including if we issue convertible or equity securities (subject to certain exceptions) at a price less than the conversion price. We registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. At closing, we paid cash commissions of $75,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $100,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that any amounts owing under the Laurus note are converted into common stock, for up to 181,818 shares of common stock at an exercise price of $1.25 per share.

o In May 2004, we offered to our three holders of Series B preferred stock the opportunity to voluntarily convert all of their shares of Series B preferred stock, and all accrued and unpaid dividends thereon through May 31, 2004 (approximately $3,295), into shares of common stock. The conversion ratio was 3 shares of common stock for one share of Series B preferred stock, plus 1 share of common stock for each $1 in accrued and unpaid dividends. In June 2004, all three preferred holders accepted our conversion offer and canceled their shares of Series B preferred stock and accrued and unpaid dividends, and we issued a total of 104,294 shares of common stock upon such conversion, and there are no shares of Series B preferred stock issued and outstanding. The shares of common stock were issued in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o Effective September 30, 2004, we signed an engagement agreement with Utek Corporation to identify one or more licensing, royalty or asset sale opportunities for some or all of the technology assets held in our subsidiary, PBI Technology, Inc. We issued to Utek a minimum of 129,730 unregistered shares of common stock as compensation, with 1/12th of the shares (10,810 shares) vesting each month during the term of the Agreement. Upon termination of the agreement in June 2005, 91,885 shares had vested and the remaining 37,845 shares were returned to us for cancellation. The shares were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o Effective January 31, 2005, we issued to Laurus Master Fund, Ltd. a $1.5 million secured convertible note with a term of three years, and a warrant to purchase up to 326,087 shares of common stock at an exercise price of $1.37 per share exercisable at any time prior to January 31, 2010. The note is convertible into shares of our common stock at an initial conversion price of $1.17 per share. The conversion price is subject to certain anti-dilution adjustments, including if we issue convertible or equity securities (subject to certain exceptions) at a price less than the conversion price. We registered for resale the shares of common stock issuable upon conversion of the note and upon exercise of the warrant. The note and warrant were offered and sold in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with the January 31, 2005 closing, we paid cash commissions of $45,000 to our broker, Source Capital Group, Inc.; in addition, for any amounts of the outstanding principal and accrued and unpaid interest owing on the note that are converted into shares of our common stock, we are also obligated to pay our broker additional placement agent fees of 4% of the amount being converted, for maximum additional fees of up to $60,000. In addition, we issued to our broker a five-year warrant, exercisable as and to the extent that amounts owing under the Laurus 2005 Note are converted into common stock, for up to 105,263 shares of common stock at an exercise price of $1.37 per share.

o On January 31, 2005, we granted to Laurus Master Fund, Ltd. a warrant to purchase up to 200,000 shares of common stock at an exercise price of $1.48 per share, in consideration for six-month principal payment deferral on the 2004 Note. The warrant expires on January 31, 2009. The warrant was offered and sold in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o Effective January 31, 2005, we signed an agreement with The Investor Resource Group (IRG) to provide certain investor relations services to us. Pursuant to the terms of the agreement, we issued a total of 125,000 shares of common stock to two principals of IRG. The shares of common stock were issued in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o On May 6, 2005, we granted to Laurus Master Fund, Ltd. a warrant to purchase up to 1,000,000 shares of common stock at an exercise price of $1.05 per share, in consideration for amending the terms of the 2004 Note and the 2005 Note, to provide for a twelve-month deferral and extension of both. The warrant expires on May 6, 2010. The warrant was offered and sold in reliance on the statutory exemption from registration provided by
     Section 4(2) of the Securities Act.

o On November 3, 2005, we entered into a Loan and Security Agreement with Franklin Funding, Inc., providing us a line of credit of up to $500,000 for equipment financing. In connection with the Loan and Security Agreement, we agreed to grant to Franklin Funding stock purchase warrants to purchase up to 50,000 shares of our common stock, in increments of 5,000 shares, for each $50,000 borrowed, each with an exercise price determined as of the respective date of borrowing. Through March 31, 2006, we have issued to Franklin Funding warrants to purchase 35,000 shares, at an exercise price of $1.17 per share. The warrants were issued in reliance on the statutory exemption from registration provided by Section 4(2) of the Securities Act.

o In March 2006, we initiated a best-efforts private placement of unregistered common stock and warrants for the sale of up to $5,000,000, with up to a 10% over-allotment option. We closed on approximately $3.8 million in the private placement in early March 2006, and we closed on an additional $500,000 in early April 2006, for total gross proceeds of approximately $4.3 million. The shares and stock purchase warrants were sold together as detachable units, based on a price of $1.35 per share. The stock purchase warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 5-1/2 year term, expiring September 8, 2011. The private placement resulted in the sale and issuance to the investors a total of 3,185,231 shares of common stock and warrants to purchase an additional 955,566 shares of common stock. The private placement shares and warrants were offered and sold solely to accredited investors in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act. In connection with the private placement, we engaged Midtown Partners & Co., LLC as our exclusive placement agent to offer the securities on a best-efforts basis. As compensation for the placement agent's services, we agreed to pay to Midtown (a) cash commissions of 8% of the gross proceeds received, (b) stock purchase warrants to purchase shares of common stock equal to 8% of the total number of shares of common stock sold, and (c) legal fees and due diligence fees of $15,000. We issued to the placement agent warrants to purchase 225,188 shares, and recorded aggregate commissions of approximately $304,000. The placement agent warrants have an exercise price of $1.60 per share, are exercisable beginning September 8, 2006 and have a 7-year term, expiring March 8, 2013.


ITEM 27:  EXHIBITS

   EXHIBIT
     NO.                                    DESCRIPTION
------------        ------------------------------------------------------------

   3.1       (1)    Amended and Restated Certificate of Incorporation of the
                    Company, as amended - includes (a) Amended and Restated
                    Certificate of Incorporation dated July 9, 1996, (b)
                    Certificate of Amendment to Certificate of Designation for
                    Series A Convertible Preferred Stock, dated as of August 28,
                    2002, (c) Certificate of Amendment to Restated Certificate
                    of Incorporation, dated February 14, 2003, and (d)
                    Certificate of Designation for Series B Convertible
                    Preferred Stock, dated as of March 6, 2003
   3.2       (2)    Amended and Restated By-Laws of the Company
   4.1       (2)    Specimen Stock Certificate
   5.1 ##    (20)   Opinions of Cairncross & Hempelmann, P.S.
  10.1A      (3)    1996 Stock Incentive Plan, as amended
  10.1B      (11)   Form of stock option agreement (for employees and officers)
                    under 1996 Stock Incentive Plan
  10.1C      (11)   Form of stock option agreement (for directors) under 1996
                    Stock Incentive Plan
  10.2A      (16)   2005 Stock Incentive Plan
  10.2B      (21)   Form of stock option agreement under 2005 Stock Incentive
                    Plan
  10.2C      (21)   Form of restricted stock award agreement under 2005 Stock
                    Incentive Plan
  10.3A      (15)   Executive Employment Agreement, dated June 1, 2006, between
                    Pacific Biometrics, Inc. and Ronald R. Helm
  10.3B      (17)   First Amendment to Executive Employment Agreement, between
                    Pacific Biometrics, Inc. and Ronald R. Helm
  10.4 ++    (12)   Employment Agreement, dated October 1, 2004, by and between the Company and Dr. Elizabeth Leary
  10.5       (4)    Office Lease, dated April 23, 1997, between Tom Kane and
                    Elsa Kane and the Company
  10.6       (5)    Asset Purchase Agreement, dated as of June 27, 2002, among the Company, PBI-WA and Saigene Corporation
  10.7       (6)    Amendment Number One to Asset Purchase Agreement, dated as of August 28, 2002, among the Company, Saigene Corporation, and PBI-WA
  10.8       (3)    Option Agreement, dated August 28, 2002, between the Company and Saigene Corporation
  10.9       (10)   Common Stock Purchase Warrant issued by the Company in favor of Source Capital Group, Inc.
  10.10      (7)    Amended and Restated Financing Agreement, dated as of
                    October 1, 2002, among the Company, Transamerica Technology
                    Finance Corporation, successor in interest to Transamerica
                    Business Credit Corporation, and Saigene Corporation
  10.11      (7)    Restructure Agreement, dated as of October 1, 2002, among
                    the Company, Transamerica Technology Finance Corporation,
                    successor in interest to Transamerica Business Credit
                    Corporation, and Saigene Corporation
  10.12      (7)    Amendment to Warrant Agreements, dated as of October 1,
                    2002, among the Company, Transamerica Technology Finance
                    Corporation, successor in interest to Transamerica Business
                    Credit Corporation, and Saigene Corporation
  10.13      (7)    Promissory Note, dated as of October 1, 2002, in the
                    principal amount of $245,000 in favor of Transamerica
                    Technology Finance Corporation
  10.14      (7)    Investment Agreement, dated as of December 19, 2002, between
                    Saigene Corporation and the Company

  10.15      (8)    Securities Purchase Agreement, dated May 28, 2004 between
                    the Company and Laurus Master Fund, Ltd.
  10.16      (8)    $2.5 Million Secured Convertible Term Note, dated May 28,
                    2004, made by the Company in favor of Laurus Master Fund,
                    Ltd.
  10.17      (8)    Master Security Agreement dated May 28, 2004, among the
                    Company, BioQuant, Inc., Pacific Biometrics, Inc., a
                    Washington corporation, PBI Technology, Inc., and Laurus
                    Master Fund, Ltd.
  10.18      (8)    Registration Rights Agreement, dated May 28, 2004, between the Company and Laurus Master Fund, Ltd.
  10.19      (8)    Common Stock Purchase Warrant, dated May 28, 2004, issued by the Company in favor of Laurus Master Fund, Ltd. for 681,818 shares of common stock.
  10.20      (8)    Subsidiary Guaranty dated May 28, 2004, among Pacific
                    Biometrics, Inc., a Washington corporation, BioQuant, Inc., and PBI Technology, Inc.
  10.21      (8)    Stock Pledge Agreement dated May 28, 2004, between the
                    Company and Laurus Master Fund, Ltd.
  10.22      (13)   Amendment No. 1 and Waiver, dated January 31, 2005, between the Company and Laurus Master Fund, Ltd.
  10.23      (13)   Amendment No. 2, dated January 31, 2005, among the Company,
                    Pacific Biometrics, Inc., a Washington corporation,
                    BioQuant, Inc., PBI Technology, Inc. and Laurus Master Fund,
                    Ltd.
  10.24      (13)   Securities Purchase Agreement, dated January 31, 2005
                    between the Company and Laurus Master Fund, Ltd.
  10.25      (13)   $1.5 Million Secured Convertible Term Note, dated January
                    31, 2005, made by the Company in favor of Laurus Master
                    Fund, Ltd.
  10.26      (13)   Registration Rights Agreement, dated January 31, 2005,
                    between the Company and Laurus Master Fund, Ltd.
  10.27      (13)   Common Stock Purchase Warrant, dated January 31, 2005,
                    issued by the Company in favor of Laurus Master Fund, Ltd.
                    for 326,087 shares of common stock.
  10.28      (14)   Amendment No. 1, dated May 6, 2005, between Pacific
                    Biometrics, Inc. and Laurus Master Fund, Ltd.
  10.29      (14)   Amendment No. 2, dated May 6, 2005, between Pacific
                    Biometrics, Inc. and Laurus Master Fund, Ltd.
  10.30      (14)   Common Stock Purchase Warrant, dated May 6, 2005, issued by
                    Pacific Biometrics, Inc. in favor of Laurus Master Fund,
                    Ltd. for 1,000,000 shares of common stock.
  10.31      (18)   Loan and Security Agreement, dated November 3, 2005, between
                    Pacific Biometrics, Inc. and Franklin Funding, Inc.
  10.32      (19)   Form of Unit Subscription Agreement for March 2006 private placement
  10.33      (19)   Form of Common Stock Purchase Warrant for March 2006 private placement
  14.1       (11)   Code of Ethics for Financial Officers
  21.1       (9)    Subsidiaries of Pacific Biometrics, Inc.
  23.1       **     Consent of Williams & Webster P.S.
  23.3       (20)   Consent of Cairncross & Hempelmann, P.S. (included in
                    Exhibit 5.1)
  24.1              Power of Attorney (included on signature page to
                    Registration Statements previously filed)
-------------

**       Filed herewith
++ Portions of the marked exhibit have been omitted pursuant to a request for confidential treatment filed with the SEC.
## We are relying upon Rule 429 to file a combined single prospectus for four previously separate offerings on different Form SB-2 registration statements (File Nos. 333-113822, 333-116968, 333-123302 and
         333-133084); therefore, Exhibit 5.1 (footnote 20 below) incorporates by reference the opinions of Cairncross & Hempelmann P.S. from each earlier registration statement.
(1) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2003, filed on May 15, 2003.
(2) Incorporated by reference to Exhibits of Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form SB-2, Registration No. 333-11551, filed on October 11, 1996.

(3) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003, filed on September 29, 2003.
(4) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997, filed on September 29, 1997.
(5) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on July 3, 2002.
(6) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on September 6, 2002.
(7) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended December 31, 2002, filed on February 14, 2003.
(8) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on June 7, 2004.
(9) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2004, filed on May 14, 2004.
(10) Incorporated by reference to Exhibits of Registrant's Registration Statement on Form SB-2, Registration No. 333-116968, filed on June 29, 2004.
(11) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, filed on September 23, 2004.
(12) Incorporated by reference to Exhibits of Registrant's Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004, filed on November 15, 2004.
(13) Incorporated by reference to Exhibits of Registrant's Current Report on Form 8-K filed on February 1, 2006.
(14) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on May 10, 2005. (15) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on June 7, 2005. (16) Incorporated by reference to Appendix A of Registrant's Definitive Proxy Statement on Schedule 14A filed on October 25, 2005.
(17) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on September 5, 2006.
(18) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on November 7, 2005.
(19) Incorporated by reference to Exhibit of Registrant's Current Report on Form 8-K filed on March 13, 2006.
(20) Incorporated by reference to Exhibits of Registrant's Registration Statement on Form SB-2 (File No. 333-113822) filed on March 22, 2004, Registration Statement on Form SB-2 (File No. 333-116968) filed on June 29, 2004, Registration Statement on Form SB-2 (File No. 333-123302) filed on March 14, 2005, and Registration Statement on Form SB-2 (File No. 333-133084) filed on April 7, 2006.
(21) Incorporated by reference to Exhibits of Registrant's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006, filed on October 3, 2006.

ITEM 28:  UNDERTAKINGS

We hereby undertake to file with the Securities and Exchange Commission, during any period in which we offer or sell of securities are made in reliance upon Rule 415 of the Securities Act, a post-effective amendment to this Registration Statement. Such post-effective amendment shall: (1) include any prospectus required under Section 10(a)(3) of the Securities Act; (2) reflect in such prospectus any facts or events that exist which, individually or together, represent a fundamental change in the information contained in the registration statement; provided, however, that notwithstanding the foregoing, any increase or decrease in volume of the securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (3) include any additional or changed material information on the plan of distribution. In addition, we hereby undertake to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

For determining any liability under the Securities Act, we hereby undertake to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by any of our directors, officers or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         In accordance with the requirements of the Securities Act of 1933, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Post-Effective Amendment No. 2 to its Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seattle, State of Washington, on November 1, 2006.

                                       PACIFIC BIOMETRICS, INC.



                                       By: /s/ Ronald R. Helm
                                           -------------------------------------
                                           Ronald R. Helm, Chief Executive
                                           Officer

                                POWER OF ATTORNEY

         Each person whose individual signature appears below hereby constitutes and appoints Ronald R. Helm as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any amendments to this Registration Statement, including any and all post-effective amendments, and to file the same, with exhibits thereto and other documents in connection therewith, with the SEC, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute or substitutes, may do or cause to be done by virtue hereof.

         In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the Company's Registration Statement on Form SB-2 has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                CAPACITIES                                  DATE
/s/ Ronald R. Helm                   Chief Executive Officer, President, and Director         November 1, 2006
---------------------------------            (PRINCIPAL EXECUTIVE OFFICER)
Ronald R. Helm


/s/ John P. Jensen                                      Controller                            November 1, 2006
---------------------------------            (PRINCIPAL FINANCIAL OFFICER AND
John P. Jensen                                 PRINCIPAL ACCOUNTING OFFICER)


/s/ Terry M. Giles                                       Director                             October 30, 2006
---------------------------------
Terry M. Giles


/s/ Paul G. Kanan                                        Director                             November 1, 2006
---------------------------------
Paul G. Kanan


/s/ Richard W. Palfreyman                                Director                             October 31, 2006
---------------------------------
Richard W. Palfreyman


/s/ Curtis J. Scheel                                     Director                             November 1, 2006
---------------------------------
Curtis J. Scheel